07028226

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petroplus Holdings AG

*CURRENT ADDRESS Industriestrasse 24
6300 Zug
Switzerland

PROCESSED
NOV 29 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35135 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 11/27/07

Document 13

2006 Annual Report

12-31-06
AR/S

March 16, 2007

Petrobras Annual Report 2006



Financial Highlights

		2006	2005[1]
Selected Operating Data			
Revenue	in millions of USD	6,923.0	4,188.3
Gross margin	in millions of USD	546.2	211.0
Net income/(loss) from continuing operations	in millions of USD	74.1	(28.1)
Net income/(loss)	in millions of USD	443.6	(1.6)
Basic earnings per share	in USD	10.90	(0.09)
Diluted earnings per share	in USD	10.51	(0.09)
Number of employees	Number	925	1,018
Total production	in thousands of bpd[2]	201.0	159.7
Total throughput	in thousands of bpd[2]	201.0	159.7
Per barrel of total throughput:			
Gross profit			
BRC	in USD	4.35	**
Cressier	in USD	4.99	6.22
Teesside	in USD	2.53	3.23
Operating expenses			
BRC	in USD	2.20	**
Cressier	in USD	2.25	2.56
Teesside	in USD	1.36	1.05
Selected Balance Sheet Data			
Cash and short term deposits	in millions of USD	91.6	65.9
Current ratio[4]		1.6	1.0
Total working capital[5]	in millions of USD	648.6	228.4
Total assets	in millions of USD	3,014.8	2,452.2
Total long-term debt, including current portion	in millions of USD	–	555.3
Total equity	in millions of USD	1,555.1	29.8
Selected Share Data[3]			
(ISIN: CH0027752242; Symbol: PPHN)			
Issued shares at December 31,	Number	61,036,600	–
Nominal value	in CHF	9.18	–
Share price (high/low)	in CHF	79.90/66.90	–
Share price at December 31,	in CHF	74.00	–
Market capitalization at December 31,	in millions of CHF	4,517	–

[1] The income statement data for 2005 includes only nine months of operations due to the purchase of Petroplus International B.V. by RIVR Acquisition in March/April 2005.
[2] Barrels per day ("bpd")
[3] The shares of Petroplus Holdings AG were traded on the SWX Swiss Stock Exchange on November 30, 2006 for the first time.
[4] Current assets/current liabilities
[5] Current assets minus current liabilities
** Not relevant

Forward Looking Statement
Certain portions of this document contain-forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "aims", "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations and are discussed in "Outlook" and elsewhere in this document. Any prospective financial information included in this document is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt and Coryton refineries and have not operated these facilities. As a result, the forecasted information relating to the Ingolstadt refinery and the Coryton refinery is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

Content

Letter to the Shareholders



To our shareholders,

2006 was a time of great change for Petroplus. We started the year as a privately held Dutch Company, and finished it as a public Swiss Company, listed on the SWX Swiss Exchange. We made the transition from a Company with a broad array of trading areas and some interest in oil refining, to a pure crude oil refiner and wholesaler of the products we produce by disposing of non-core assets.

The Company grew through a series of acquisitions. We added approximately 50% to the Company's refining capacity with the acquisition of the 110,000 bpd (barrels per day) Belgian Refining Company ("BRC"). BRC joined our group on May 31, 2006 and brought our total refining throughput capacity to about 295,000 bpd.

In July of 2006, we announced that we had signed a contract to acquire a refinery from the ExxonMobil Corporation, located in Ingolstadt, Germany. This refinery, with a capacity of about 110,000 bpd, will be purchased for a price of USD 425 million plus the value of its working capital. The acquisition is scheduled to close on April 1, 2007.

On February 1, 2007, we announced the acquisition of BP's refinery located at Coryton in the United Kingdom. The Coryton refinery has a 172,000 bpd total nameplate capacity, and additional throughput capacity of up to 70,000 bpd of low cost feedstocks. This very complex refinery will be the largest unit in our asset base, and is located about 30 miles from London on the Thames River. It will increase our throughput capacity by about 50% and will offer excellent synergies with our refineries in Antwerp and Teesside. This acquisition is a continuation of our growth program. The acquisition price is USD 1.4 billion plus working capital, and the transaction is expected to close in the second quarter of 2007.

Until the Initial Public Offering ("IPO"), Petroplus was a highly leveraged Company with over USD 1 billion in debt. The Company's IPO (which included 20.7 million additional shares), combined with the repayment of certain debts from the former owners and the sale of non-core assets, allowed us to become a debt-free Company by year-end. The management of Petroplus also underwent a significant change. The top five executives, who joined the Company on May 1, 2006, have over 100 years of combined experience in the oil refining, wholesale marketing and related energy businesses. We have a team of people in place who understand the dynamics of this industry, and have the experience and expertise needed to operate a large and complex refining and wholesaling system virtually anywhere in the world. We have established a strong base that will allow Petroplus to grow in its chosen area in a safe, environmentally-sensitive and profitable manner.

Our industry went through many years of poor manufacturing margins (referred to as "cracks" in the industry). The passage of time, with the inherent growth in worldwide consumption – but without significant growth in new oil refining capacity – improved the profitability of the industry at the start of this decade. The oil product markets, from which we derive our sales profits, are extremely competitive and function on a global basis. For example, prices on the East Coast of the United States often set the benchmark for northwestern European prices. Demand in the Asia/Pacific regions can also have an impact on Mediterranean oil product pricing. The ebb and flow of oil products from the former Soviet Union can impact the entire Atlantic basin. And the incredible growth in Chinese demand for oil products that we have seen over the past few years affect every part of the oil value chain.

The future can never be certain, but it is my belief that we will continue to see strong refining margins well into the next decade. This belief helps us set our strategy for the future. The new management at Petroplus has been consistent in its intention to grow the Company in a manner that takes advantage of its strengths in operating this complex enterprise.

With the Ingolstadt and Coryton acquisitions, Petroplus will become the largest independent oil refining company in Western Europe. We will control over 600,000 bpd of refining capacity, which at today's price levels will produce about USD 13 billion in annual sales. We have become, in a relatively short period of time, one of the largest companies listed on the Swiss Stock Exchange. We owe a debt of gratitude to the men and women who worked so diligently over the past year to make the difficult transition, while at the same time growing the Company at an extraordinary rate. The team at Petroplus continues to expand and it is, at the end of the day, the most important thing that any shareholder invests in: the people who do the work.

The Board of Directors of the Company, both current and those suggested for election at our May 9, 2007 Annual Meeting, includes many individuals with extensive experience in our industry. The Board has established a strong governance program designed to assure shareholders that the Company, while interested in profits, will always operate in an ethical, safe, legal and environmentally-sensitive manner.

It is not profit at any price, but profit on the right basis.

We look forward to serving our shareholders and providing them with strong results in the future.

Kind regards,

Thomas D. O'Malley
(Chairman of the Board and Chief Executive Officer)

Petroplus at a Glance



BRC Refinery

Key Facts	Major Units	Crude and Products	Highlights
> Acquired in May 2006 > Located in Antwerp, Belgium on a 105-hectare site > 110,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Visbreaker Catalytic Reformer Product Hydrotreaters Isomerization (TIP) Sulphur Recovery Liquefied Petroleum Gas ("LPG")	> Processes predominantly medium sour crude oil, such as Urals, and other low-cost feed and blendstocks, primarily high-sulfur straight run fuel oils > Distributes products primarily in the Antwerp-Rotterdam-Amsterdam ("ARA") region	> Significant production cost benefits are realized as a result of processing low-cost crude oils and discounted feedstocks > BRC is an integral part of Petroplus's North Sea System consisting of Teesside, BRC, the Antwerp Processing Facility and the future addition of the Coryton refinery > As part of the North Sea System, BRC will provide additional midstream processing and conversion capability to produce more volumes of higher value middle distillates rather than lower value fuel oils



Cressier Refinery

Key Facts	Major Units	Crude and Products	Highlights
> Acquired in 2000 > Located in Cressier, Switzerland on a 74-hectare site > 68,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Thermal Cracker Visbreaker Catalytic Reformer Bitumen Plant Product Hydrotreaters Isomerization (TIP) Sulphur Recovery LPG	> Processes mainly light sweet crude oils, such as Bonny Light, and some medium sour crude oils, such as Kahfji, supplied via pipeline from Fos-sur-Mer in the Mediterranean > Distributes products primarily in the local Swiss market	> Located in the niche inland market of Switzerland > Significant product premiums realized based upon the Rhine Freight Premium for products imported from the ARA region



Teesside Refinery

Key Facts	Major Units	Crude and Products	Highlights
> Acquired in 2000 > Located in Teesside, United Kingdom on a 40-hectare site > 117,000 bpd total throughput capacity	Atmospheric Distillation Product Hydrotreater Sulphur Recovery	> Processes predominantly light sweet Ekofisk crude oil supplied via direct pipeline connection to the North Sea Ekofisk crude oil fields > Large supplier of diesel fuel to the UK market	> As part of Petroplus's North Sea System, Teesside will provide valuable intermediate feedstocks, some of which could be processed at other refineries of our North Sea System

Key Facts	Major Units	Crude and Products	Highlights

Ingolstadt Refinery (Pending Acquisition)



Key Facts	Major Units	Crude and Products	Highlights
> Signed SPA (Sale and Purchase Agreement) with ExxonMobil in July 2006 with expected close in April of 2007 > Located in Ingolstadt, Germany on a 128-hectare site > 110,000 bpd total throughput capacity	Atmospheric Distillation Vacuum Distillation Fluid Catalytic Cracker Catalytic Reformer Bitumen Plant Electric Generation Product Hydrotreaters Isomerization Sulphur Recovery Hydrogen Plant	> Processes mainly medium sour crude oils, such as CPC, with some discounted crude oils, such as Arab Medium and Arab Heavy, supplied via pipeline from Trieste in the Mediterranean > Distributes products primarily in the local Bavarian market	> Located in a niche inland market that provides for realized product premiums relative to products imported from outside the region

Coryton Refinery (Pending Acquisition)



Key Facts	Major Units	Crude and Products	Highlights
> Signed BSA (Business Sale Agreement) with British Petroleum PLC (BP) in February 2007 with expected close during the first half of 2007 > Located in southeastern UK approximately 30 miles east of London on a 589-hectare site > 172,000 bpd total nameplate crude capacity and additional throughput capacity of up to 70,000 bpd of other feedstocks	Atmospheric Distillation Vacuum Distillation Fluid Catalytic Cracker Catalytic Reformer Naphtha Pretreaters Alkylation Product Hydrotreaters Isomerization Sulphur Recovery Propane De-asphalter Bitumen Production	> Processes a blend of light sweet crude oils, such as Ekofisk, Forties and Amna, and sour crude oils, such as, Syrian Light. Additionally, the refinery processes a significant volume of other low-cost feedstocks, primarily high-sulfur straight run fuel oils > Distributes products primarily in southern UK with the exception of gasoline and fuel oil, which portions are exported to other regions	> Will be a key component of Petroplus's North Sea System, the refinery is able to process a significant volume of intermediate feedstocks sourced from other locations and also provides additional feedstocks for processing at other facilities > The primary goal of the integrated North Sea System is to maximize the production of higher value middle distillates while decreasing the production of lower value fuel oils

Antwerp Processing Facility

Key Facts	Major Units	Crude and Products	Highlights
> Acquired in 1997 > Located in Antwerp, Belgium	Atmospheric Distillation Vacuum Destillation Gasoil Hydrotreaters Bitumen Plant Storage tank rentals	> Processes a blend of heavy crude oils, primarily Venezuelan, and gasoils > Distributes products primarily in the ARA region	> Will provide additional gasoil hydrotreating capability for mid-stream feedstocks sourced from other locations within the North Sea System

The Petroplus Company

Petroplus Holdings AG ("Petroplus", the "Company", "we", "our" or "us") is one of the largest independent refiners and wholesalers of petroleum products in Europe. Petroplus focuses on refining and currently owns and operates three refineries across Europe: the Belgium Refining Company ("BRC") refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. Petroplus also owns and operates a processing and storage facility in Antwerp, Belgium. Petroplus has entered into agreements with ExxonMobil Central Europe Holding GmbH ("ExxonMobil CE") to purchase a refinery in Ingolstadt, Germany, and with BP PLC ("BP") to purchase the Coryton Refinery in the United Kingdom. The existing three refineries have a combined throughput capacity of approximately 295,000 bpd. The Ingolstadt refinery has a throughput capacity of approximately 110,000 bpd and the Coryton Refinery has a crude oil throughput capacity of approximately 172,000 bpd and can process up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products on an unbranded basis to distributors and end customers, primarily in Switzerland, the United Kingdom, the Benelux countries, and Germany as well as on the spot market.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude oil and feedstocks for each refinery and the off-take of each refinery's petroleum products. This group is also responsible for managing our price risk exposure and related risks. We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchasing based on spot market pricing have given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oil from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk crude oil pipeline. This provides us with a cost advantage as it allows the refinery to receive Ekofisk crude oil at the refinery with minimal transportation costs.

Highly refined petroleum products, known as light products, including diesel fuel, jet fuel and home heating oil amongst others, accounted for approximately 73% of our total product volume for the year ended December 31, 2006.

Our History

Petroplus International B.V. ("PPI"), Netherlands was founded in 1993. In 1998, the Company was listed on the Amsterdam Stock Exchange.

March/April 2005 PPI is acquired and taken private by the newly formed RIVR Acquisition B.V. ("RIVR") and is subsequently delisted from Euronext Amsterdam.

February 2006 Argus Atlantic Energy Ltd. ("Argus") is incorporated in Bermuda.

May 2006 We recruit a new management team, including Thomas D. O'Malley as our Chairman and Chief Executive Officer.

We acquire European Petroleum Holdings N.V. ("EPH"), the holding company of the BRC refinery in Antwerp, Belgium, and related supply and distribution assets from Sovereign Holding Limited (Bermuda).

July 2006 We enter into an agreement with ExxonMobil to purchase the Ingolstadt refinery in Germany.

August 2006 We sell or contract to sell Petroplus Tankstorage, a tank storage business; Frisol/Bunkering, a wholesale bunkering and trading business; Oxyde Chemical, a chemicals and plastics trading and distribution business; negotiated to sell 4Gas, a liquefied natural gas import terminal and marketing businesses; and other non-core assets.

Argus and RIVR merge and the combined entity is relocated to Switzerland and renamed Petroplus Holdings AG.

November 2006 On November 30, 2006, the shares of Petroplus Holdings AG are traded on the SWX Swiss Exchange for the first time.

February 2007 We enter into an agreement with BP to purchase the Coryton refinery in the United Kingdom.

Petroplus: "Pure Play" Multi-Site Refiner

North Sea System **Inland Market System**



Coryton (Pending)[1)]
Capacity: 172,000 bpd
Other Feedstocks: 70,000 bpd
Commissioned: 1953
Acquired: 2007
BRC
Capacity: 110,000 bpd
Commissioned: 1968
Acquired: 2006
Teesside
Capacity: 117,000 bpd
Commissioned: 1966
Acquired: 2000
Antwerp Processing Plant
Acquired: 1997
Ingolstadt (Pending)[1)]
Capacity: 110,000 bpd
Commissioned: 1963
Acquired: 2007
Cressier
Capacity: 68,000 bpd
Commissioned: 1966
Acquired: 2000

[1)] Anticipated first half 2007

Oil Refining Operations

We currently own and operate three refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland, and the Teesside refinery in Teesside, United Kingdom. In addition, we also own and operate a processing facility in Antwerp, Belgium.

The aggregate crude oil throughput capacity at our three refineries is approximately 295,000 bpd. The following table provides a summary of crude capacity, throughput and production data for our refineries, for the year ended December 31, 2006:

	BRC[2]	Cressier	Teesside	Total
Crude Oil Throughput Capacity (in bpd)	110,000	68,000	117,000	295,000
Crude Unit Throughput				
Light sweet	1%	74%	100%	57%
Light sour	–	–	–	–
Medium sour	62%	20%	–	28%
Heavy sour	22%	3%	–	9%
Total Crude Unit Throughput	**85%**	**97%**	**100%**	**94%**
Other throughput	15%	3%	–	6%
Total Throughput	**100%**	**100%**	**100%**	**100%**
Production (in % of total throughput)				
Light Products				
Gasoline	10%	25%	–	9%
Diesels and gasoils[1]	62%	45%	33%	47%
Jet fuel	–	7%	5%	4%
Petrochemicals	–	1%	–	–
Naphtha	4%	–	25%	11%
LPG	2%	5%	–	2%
Total Light Products	**78%**	**83%**	**63%**	**73%**
Low sulfur straight run	–	–	36%	14%
Fuel oil	18%	13%	–	10%
Solid by-products/fuel consumed in process/fuel loss	4%	4%	1%	3%
Total Production	**100%**	**100%**	**100%**	**100%**

[1] Includes vacuum gasoil ("VGO") produced at the BRC refinery
[2] The information included above for the BRC refinery represents the seven months of operations since the Company's May 31, 2006 acquisition.

The BRC Refinery



We acquired EPH, the holding company for the BRC refinery and related supply and distribution assets, from Sovereign Holding Limited (Bermuda) on May 31, 2006. The purchase price was USD 511.2 million, including net working capital and fees. The BRC refinery was originally commissioned in 1968 and has a crude oil throughput capacity of 110,000 bpd. The refinery is an atmospheric-vacuum distillation, visbreaking refinery.

The BRC refinery is located north of the Port of Antwerp at the center of the Antwerp-Rotterdam-Amsterdam ("ARA") region on a 105-hectare site. The refinery's location provides it with several competitive advantages, including access to feedstocks that can be purchased on a spot basis at prices at or below prevailing market benchmark prices and the ability to transport feedstocks and products by sea, including to North America. The refinery's location also gives it close proximity to intermediate and finished product markets in a densely populated region with a heavy industrial presence and to a number of other refineries in the Antwerp area, ensuring an ample supply of technical expertise.

One of the key strengths of the BRC refinery is its extensive hydro-desulfurization capacity that enables the refinery to process a predominantly sour crude slate to produce low-sulfur, light products, including gasoline, naphtha, ultra low-sulfur diesel ("ULSD"), heating oil and vacuum gasoil. The refinery's low-sulfur products meet the European Union ("EU") 2009 mandatory maximum sulfur limit of 10 parts per million ("ppm") for gasoline and diesel. The low-sulfur and low-aromatic qualities of the refinery's gasoline components make them highly marketable in both the Northwest European and U.S. markets. The BRC refinery is part of our overall North Sea System in which we plan to synergistically maximize the combined processing capabilities of our refineries and our Antwerp processing facility. We plan to exchange feedstocks and midstream products between the facilities and maximize their individual processing abilities in order to increase our yields of middle distillates while decreasing our production of gasoline and fuel oils.

Since acquiring the BRC refinery, we have continued to implement the refinery's on-going improvement plan. The former owner of the BRC refinery invested approximately USD 124.9 million from 2000 through 2005 in improving the refinery, including a product tank farm refurbishment program, an instrumentation modernization and construction of the TIP unit, which became operational in June 2005. The tank farm refurbishment program is one of the conditions agreed with the Belgian authorities in 2001 in connection with the renewal of the refinery's operating permit, which will be up for renewal in 2021. We expect to complete the tank farm refurbishment program in 2008. In connection with the refinery's next scheduled maintenance shut-down in the second quarter of 2007, we plan to implement improvements to the vacuum distillation units to increase vacuum gasoil yields and reduce fuel oil yields. In the medium term, we also intend to construct a modern combined heat and power plant on site at the refinery to replace its existing utilities plant and to provide all of the refinery's steam and electricity needs.

Main Process Units

The following table sets forth the main process units of the BRC refinery, their current capacities, start-up years and years of their most recent major modifications:

BRC Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	110,000	1968	2000
Vacuum Distillation	59,000	1973	2000
Naphtha Hydrotreater	26,500	1968	–
Catalytic Reformer	10,200	1968	1999
Isomerization (TIP)	4,300	2005	–
Distillate Hydrotreater	35,500	1975	1993
Visbreaker	24,200	1986	2000
Sulfur Recovery Unit (tons per day)	108	1980	–
LPG Recovery Unit	4,400	1968	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the BRC Refinery

	2006[2]	
	thousand of bpd	in % of throughput
Crude Unit Throughput		
Light sweet	0.7	1%
Medium sour	49.9	62%
Heavy sour	17.9	22%
Total Crude Unit Throughput	**68.5**	**85%**
Other throughput	11.7	15%
Total Throughput	**80.2**	**100%**
Production		
Light Products		
Gasoline	7.9	10%
Diesels and gasoils[1]	49.9	62%
Naphtha	3.0	4%
LPG	1.5	2%
Total Light Products	**62.3**	**78%**
Fuel oil	15.1	18%
Solid by-products/fuel consumed in process/fuel loss	3.4	4%
Total Production	**80.8**	**100%**

[1] Includes VGO.
[2] The information included above for the BRC refinery represents the seven months of operations since the Company's May 2006 acquisition.

Feedstocks and Supply Arrangements

The BRC refinery processes predominantly Urals crude oil and sour Russian straight-run fuels and supplements these feedstocks with a variety of other feed and blendstocks purchased on the spot market to optimize its gross refining margins. Since we acquired the BRC refinery, we have integrated its supply operations with those of our supply and distribution group in Zug, Switzerland.

The BRC refinery's feedstocks are shipped, primarily from Baltic Sea ports, to the crude-unloading jetty adjoining the refinery. Ships with a cargo of up to 100,000 tons can be unloaded across the jetties. At the jetty, feedstocks may be unloaded at the rate of 37,700 barrels (6,000 cubic meters) per hour. Feedstocks are stored in the refinery's nine crude tanks with a combined capacity of 2 million barrels (325,000 cubic meters), or approximately 18-days' supply.

Product Off-take

We sell the BRC refinery's products to a variety of customers, including oil majors, petrochemical companies, and wholesalers. The BRC refinery's facilities for loading products for delivery to customers include two jetties for loading vessels with capacities of 3,000 to 60,000 tons, a barge jetty with four loading spots capable of loading different products simultaneously and an 18-bay truck loading rack. Each of the jetties has a capacity of up to 11,000 barrels (1,800 cubic meters) per hour. The refinery's 86 crude and product storage tanks have a combined capacity of 7.3 million barrels (1.2 million cubic meters).

The bulk of the BRC refinery's products are sold on a f.o.b. basis, with about 70% of the total products being loaded on barges to take advantage of the higher prices generated from local sales in the ARA inland market. For f.o.b. sales, the purchaser bears transportation and insurance costs. Some of the refinery's products are sold on a discharge delivered basis, for example, into the United States.

The BRC refinery's finished gasoline and gasoline blend components are primarily sold in barge lots. The high quality and low sulfur content of the refinery's gasoline components allows premium grades of gasoline to be blended at the refinery. Since 2005, the refinery has been selling 165,000 barrel cargo lots of gasoline and reformulated gasoline blendstock for oxygenate blending ("RBOB") to North America.

A large proportion of the refinery's middle distillates is ULSD, with the majority of this product selling in the local ARA market. Heating oil is either sold locally or exported depending on the best economic outlet.

In addition to being a major supplier of VGO within northwest Europe, the BRC refinery exports cargo lots of VGO to East or Gulf Coast refineries in the United States to be used as fluid catalytic cracking ("FCC") or hydrocracker feedstock.

The majority of BRC's heavy distillates are sold to supply marine bunkering companies in the Antwerp harbor, one of the busiest ports in Europe.

Energy and Other Utilities

The BRC refinery's average electricity consumption is 123 GWh per year, and its average power demand is between 12.5 and 15 megawatts. Electricity is supplied to the BRC refinery under a one-year contract with Electrabel, a major provider of electricity in Antwerp. Steam for the refinery is produced by two onsite boilers. Due to reliability issues encountered with the onsite electrical generation unit we have purchased all electricity from the grid. A project is currently in place to design a new steam and electric system. The refinery purchases hydrogen from Air Liquide to supplement its on-site production.

The Cressier Refinery



We acquired the Cressier refinery and related assets in May 2000 from Shell Switzerland. The Cressier refinery was originally commissioned by Shell Switzerland in 1966 and has a crude oil throughput capacity of 68,000 bpd. The Cressier refinery is an integrated atmospheric-vacuum distillation, visbreaking and thermal cracking refinery.

The Cressier refinery is located on a 74-hectare site in the canton of Neuchâtel in the western part of Switzerland and is one of only two refineries in Switzerland. During 2006, the Cressier refinery's production accounted for approximately 25.3% (by volume) of all refined product sales in Switzerland. Of Switzerland's total demand for refined products, 60.5% was imported in 2006, principally by rail and by barge on the River Rhine ("Rhine"). During times of very high or very low water levels, or high demand for refined products along the Rhine, transportation costs can increase significantly. As a consequence of these transportation costs, the Cressier refinery benefits from a built-in margin premium relative to Rotterdam and German refineries competing to supply the Swiss market, primarily due to its niche inland location.

Another strength of the Cressier refinery is the ability of its thermal cracker and visbreaking units to upgrade heavy VGOs and heavy fuel oil to higher value clean products, such as ULSD and the home heating oil. The refinery's production of gasoline and diesel meets the EU 2009 and Swiss mandatory 10 ppm sulfur limit for gasoline and diesel, and home heating oil meets 50 ppm sulfur standards.

Since acquiring the Cressier refinery, we have upgraded the refinery to meet the specification requirements under the European Commission's Oil II Program with the start-up at the end of 2004 of an on-site hydrogen facility operated by Air Products Chemicals, Inc. ("Air Products"). This facility has also improved the refinery's operational reliability by removing the need for the refinery's other operations to produce hydrogen for the desulfurization units and has increased the refinery's flexibility in the supply of feedstocks.

In the second half of 2005, the Cressier refinery implemented a new improvement program, with the following results:

- The refinery has begun producing ecoCLEAN™, a grade of heating oil with less than 50 ppm sulfur and nitrogen.
- The refinery doubled its ULSD production to 3.7 million barrels per year.

Main Process Units

The following table sets forth the main process units of the Cressier refinery, their current capacities, start-up years and years of their most recent major modifications:

Cressier Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	68,000	1966	2003
Vacuum Distillation	37,000	1966	2003
Thermal Cracker	12,100	1966	2005
Visbreaker	10,800	1966	2005
Catalytic Reformer	16,400	1966	1986
Naphtha Hydrotreating	27,700	1966	2005
Kerosene Hydrotreating	9,400	1966	2001
Gasoil Hydrotreating	29,800	1993	–
Isomerization (TIP)	7,500	1976	1996
Sulfur Recovery (tons per day)	27	1966	1988
LPG Unit	4,400	1966	1984
Bitumen Blowing	2,700	1966	2002

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Cressier Refinery

	2006		2005	
	thousand of bpd	In % of throughput	thousand of bpd	In % of throughput
Crude Unit Throughput				
Light sweet	47.1	74%	42.1	77%
Light sour	–	0%	7.9	15%
Medium sour	12.9	20%	–	0%
Heavy sour	2.1	3%	3.3	6%
Total Crude Unit Throughput	**62.1**	**97%**	**53.3**	**98%**
Other throughput	1.7	3%	1.0	2%
Total Throughput	**63.8**	**100%**	**54.3**	**100%**
Production				
Light Products				
Gasoline	15.9	25%	13.2	24%
Diesels and gasoils	28.6	45%	23.8	44%
Jet fuel	4.9	7%	4.6	8%
Petrochemicals	0.6	1%	0.7	1%
LPG	3.3	5%	3.2	6%
Total Light Products	**53.3**	**83%**	**45.5**	**83%**
Fuel oil	8.1	13%	7.3	13%
Solid by-products/fuel consumed in process/fuel loss	2.5	4%	2.3	4%
Total Production	**63.9**	**100%**	**55.1**	**100%**

Feedstocks and Supply Arrangements
The Cressier refinery is able to process sweet crude oil and a smaller amount of sour crude oils. We currently source the Cressier refinery's crude oils through spot-market purchases and, to a lesser extent, short-term purchase contracts.

Crude for the Cressier refinery is shipped to Fos-sur-Mer in southern France and transported first by the Société du Pipeline Sud-Européen ("SPSE") pipeline to the Gennes depot in France, and then by the Société Française du Pipeline du Jura ("SFPLJ") and Oléoduc du Jura Neuchâtelois S.A. ("OJNSA") pipelines to the Cressier refinery. We own 100% of the equity of the SFPLJ pipeline (from our connection with the SPSE pipeline to the French-Swiss border) and 80% of the equity of the OJNSA pipeline (from the Swiss-French border to the Cressier refinery). Our right to use the SPSE pipeline is governed by a 25-year throughput agreement with SPSE. We have also entered into agreements with third parties to obtain operational and maintenance services for the SFPLJ and OJNSA pipelines. These service agreements are generally terminable on 12-months' notice.

The Cressier refinery's aggregate crude storage capacity is 2.1 million barrels (326,000 cubic meters), or approximately 31-days' supply. The refinery's on-site crude storage tanks have a capacity of 480,000 barrels (76,000 cubic meters). The Gennes depot has a capacity of 630,000 barrels (100,000 cubic meters). In addition, the refinery has been allocated 945,000 barrels (150,000 cubic meters) of storage capacity at the SPSE terminal in Fos-sur-Mer.

Product Off-take
We typically sell the majority of the Cressier refinery's annual production to oil majors, resellers, industrial customers and retail petrol stations. The majority of the refinery's gasoline is sold pursuant to short or long-term contracts, with the reminder being sold on a spot market basis.

The Cressier refinery has a twelve bay truck-loading rack and eight railcar-loading positions for loading of products for delivery to customers. The refinery also has four product depots, located in: Birsfelden, which supplies the northern Swiss region, including Basel; a 32% ownership interest in a Geneva depot that supplies the southwestern Swiss region; Niederhasli, which supplies the northern Swiss region around Zurich; and Rothenburg, which supplies the central Swiss region around Lucerne. The Birsfelden depot also has barge-loading facilities for shipments to the ARA region with a storage capacity of 630,000 barrels (100,000 cubic meters).

The Cressier refinery's 80 on-site product storage tanks have a combined capacity of 2.7 million barrels (431,000 cubic meters).

Cressier's gasoline and middle distillates are sold primarily in Switzerland where customers lift these products at the refinery's gates or depots by truck or have them supplied into their depots by train. Heavy distillates are sold in the surrounding regions with industrial users in Switzerland and France supplied via trucks or trains, while industrial customers in Germany and the Benelux countries are supplied by barges or trains.

Energy and Other Utilities
The Cressier refinery's electricity requirements are supplied under a three-year contract with Groupe E, a major provider of electricity in western Switzerland. The refinery's average electricity consumption is 120 GWh per year, and its average power demand is approximately 16 megawatts.

Hydrogen is supplied to the Cressier refinery under a 15-year contract with Air Products. Air Products owns and operates, on property leased from us, a seven kiloton-per-year hydrogen purification unit. Under that contract, we provide Air Products with butane feedstock and utilities, and Air Products delivers hydrogen and steam to the refinery.

Additional steam for the Cressier refinery is produced on-site by three boilers fired with fuel gas, two waste heat boilers and Air Products (as discussed above).

The Teesside Refinery



We acquired the Teesside Refinery in December 2000. The refinery was originally commissioned by Phillips Imperial Petroleum Ltd. in 1966 and has a crude oil throughput capacity of 117,000 bpd. The refinery is an atmospheric distillation refinery with distillate hydrotreating.

The Teesside refinery is located on a 40-hectare site on the northeastern coast of England. Its direct pipeline access to the Ekofisk offshore oilfields and its Ekofisk crude-processing capabilities give the refinery a cost advantage over other similar European refineries by virtue of its inherent transportation cost savings. In addition, the Teesside refinery's coastal location provides it with the ability to export products by vessel.

The Teesside refinery is a major producer of ULSD for UK commercial diesel market. A key strength of the refinery is its ability to produce low-sulfur diesel which meets the EU 2009 mandatory maximum 10 ppm sulfur limit for road fuels. Through agreements with bio-diesel producers, the Teesside refinery is currently one of the major suppliers of bio-diesel blend, branded as Bio-plus, a 95%-5% blend of mineral oil diesel with methyl ester derived from renewable sources such as rape-seed, soya or used cooking oil. Due to its production of high-quality straight run fuel oil, Teesside is an integral part of Petroplus's North Sea System as a supplier of feedstocks to our other locations.

Since acquiring the Teesside refinery, we have completed a number of upgrades and operational improvements at the refinery. More recently, we have invested in the refinery's logistics to enable us to export naphtha by ship and in guard-bed technology to ensure a supply of naphtha with guaranteed trace mercury levels.

Main Process Units

The following table sets forth the main process units of the Teesside refinery, their current capacities, start-up years and years of their most recent major modifications:

Teesside Refinery

Main Process Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	117,000	1966	1996
Gasoil Hydrotreating	32,000	1992	2004
Sulfur Recovery (tons per day)	4	1997	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Teesside Refinery

	2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput				
Light sweet	89.9	100%	105.4	100%
Total Crude Unit Throughput	**89.9**	**100%**	**105.4**	**100%**
Other throughput	0.3	0%	–	0%
Total Throughput	**90.2**	**100%**	**105.4**	**100%**
Production				
Light Products				
Diesels and gasoils	29.5	33%	36.5	35%
Jet fuel	4.9	5%	3.7	3%
Naphtha	22.3	25%	25.0	24%
Total Light Products	**56.7**	**63%**	**65.2**	**62%**
Low sulfur straight run	32.3	36%	38.6	37%
Solid by-products/fuel consumed in process/fuel loss	1.2	1%	1.3	1%
Total Production	**90.2**	**100%**	**105.1**	**100%**

Feedstocks and Supply Arrangements

The Teesside refinery has historically processed light, sweet North Sea Ekofisk crude oil. The refinery receives most of its feedstock via a two-kilometer-long pipeline, which is owned and operated by us, from the nearby Seal Sands terminal, which is directly linked to the Ekofisk field by pipeline and owned by ConocoPhillips. In addition to Ekofisk crude oil, the refinery also processes a small amount of additional feedstock blended with the crude oil. We currently source North Sea feedstocks for the Teesside refinery on a spot basis.

The aggregate storage capacity for the Teesside refinery's crude is 2.5 million barrels (394,000 cubic meters), or approximately 21-days' supply. Crude is stored in the underground salt caverns at the adjacent SABIC petrochemicals facility, previously owned by Huntsman, which has a total capacity of 1.6 million barrels (250,000 cubic meters), or in the refinery's on-site crude oil tanks, which have a total capacity of 910,000 barrels (144,000 cubic meters).

Product Off-take

We sell the Teesside refinery's high-quality fuels directly to end users, petrochemical manufacturers, wholesalers and branded and unbranded resellers.

The Teesside refinery has a 13-bay truck-loading-rack and railcar-loading facilities for loading of products for delivery to customers. The refinery also uses an off-site jetty owned by us and operated by SABIC with ship-loading facilities of 15,000 barrels per hour (2,800 cubic meters per hour) and can handle vessels up to 80,000 tons. Petroplus or SABIC each have the option to terminate this arrangement with 12-months' prior notice.

The Teesside refinery's total crude and product storage capacity is 2.8 million barrels (438,000 cubic meters) excluding the salt caverns. The refinery's 24 on-site crude and product storage tanks have a capacity of 2.6 million barrels (410,000 cubic meters). In addition, 12 product storage tanks with a capacity of 210,000 barrels (28,000 cubic meters) are located at the refinery's truck- and rail-loading facilities.

The refinery has well-established outlets to deliver its products to customers. The refinery's middle distillates are sold predominantly in the United Kingdom, by truck and train. Heavy and light distillates, including naphtha, are sold in more distant industrial regions of the United Kingdom as well as abroad for industrial use, with delivery in each case occurring by ship. The Teesside refinery's straight-run fuel oil is typically sold f.o.b. at the refinery to various European processing facilities. The quality of Ekofisk straight-run fuels, with their lower sulfur content, consistent properties, and lower levels of other impurities, results in a significant premium over other low-sulfur straight-run fuels available in northwest Europe.

Energy and Other Utilities

The Teesside refinery requires less power to operate than more complex refineries. The refinery's average electricity consumption is approximately 60 GWh per year, and its average power demand is approximately 7 megawatts. The Teesside refinery has arrangements with the adjacent SABIC petrochemicals facility for the provision of key utilities to the refinery. These utilities include hydrogen and nitrogen via pipeline, power from the local utilities grid and waste treatment in SABIC's wastewater treatment plant. SABIC or Petroplus may terminate the agreement covering these services with twelve-months' notice.

The Antwerp Processing Facility

The Antwerp processing facility was acquired from the Daewoo Group in 1997. The Antwerp bitumen processing facility was acquired from AB Nynas Petroleum in 2003. The Antwerp processing facility is a hydro-treating processing facility of low complexity. Its major units include two atmospheric distillation units, one vacuum distillation unit, a reformer, naphtha and diesel hydrotreatment facilities, an LPG unit and a sulfur-recovery unit. In 2003, one of the processing facility's atmospheric distillation units and the reformer and LPG unit (all for sweet crude processing) were closed down.

One of the Antwerp processing facility's hydro-desulfurization units desulfurizes Russian gasoil to produce ULSD. The facility currently produces approximately 27,200 barrels of ULSD per day. The facility also processes heavy crude oil, primarily Venezuelan crude oil, into bitumen. The facility processes on average approximately 7.0 million barrels of crude oil into 6.3 million barrels of bitumen per year. With its back-end processing capabilities, the Antwerp facility becomes another integral part of our overall North Sea Refining System that allows us greater flexibility in processing and production yields of middle distillates.

The Antwerp processing facility has 5.7 million barrels (900,000 cubic meters) of tank storage capacity. Approximately 50% of this capacity meets current regulatory specifications and is leased to third parties.

One of the Antwerp processing facility's hydro desulfurization units desulfurizes Russian gasoil to turn it into ULSD pursuant to a long-term tolling agreement with Litasco, a subsidiary of Lukoil. The tolling agreement provides for a fixed processing fee. The facility processes on average approximately 3,200 tons of ULSD per day pursuant to this agreement. The throughput deal can at any time by either party be terminated by serving a notice of termination. Since the closure of its reformer, the Antwerp facility receives the hydrogen needed for desulfurization from Air Liquide pursuant to a supply contract. The second hydro desulfurization unit at the Antwerp processing facility is currently not in service.

The Antwerp processing facility also processes crude oil into bitumen pursuant to a long-term tolling agreement with Nynas N.V., a joint venture owned by the Venezuelan state owned petroleum company Petróleos de Venezuela, S.A. and Neste Oil Oyj. The tolling agreement provides for a fixed processing fee of approximately USD 1.5 million per month plus other variable costs. Nynas N.V. buys and arranges for delivery of the crude oil to the Antwerp processing facility and stores the crude in tanks leased from the facility. The facility processes on average approximately 7.0 million barrels of crude oil into 990,000 tons of bitumen per year pursuant to this agreement. Nynas N.V. arranges for the transport of the bitumen and associated by-product production from the Antwerp processing facility. In the event the Antwerp processing facility is unable to process crude oil, such as in the event of an unplanned shut-down, then our liability is limited to any additional freight costs incurred by Nynas N.V. in transporting the crude oil to its refining facility in Sweden. Petroplus or Nynas N.V. may terminate the tolling agreement on

March 1, 2008 with three months' prior notice. If we or Nynas N.V. do not terminate the agreement on March 1, 2008, it remains in force until February 28, 2013.

The Acquisition of the Ingolstadt Refinery

Overview of the Acquisition

On July 6, 2006, we executed a sale and purchase agreement ("SPA") with ExxonMobil CE to acquire one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital to be determined at closing.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating-oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; contractual arrangements with either Transalpine ("TAL") or ExxonMobil CE for crude oil transportation via the TAL pipeline system; and a depot in Passau, Germany.

We intend to finance the acquisition with cash on hand, cash flow from operations and debt. We intend to draw on our working capital facilities and potentially access the Senior Secured Facility.

In addition, we have agreed to release the seller from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by the seller's indemnity. The seller's environmental indemnity decreases over time at the following percentages in the years indicated:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1–2	90%
Years 3–6	50%
Years 7–8	10%
Thereafter	0%

Completion of the acquisition is subject to the satisfaction of customary conditions. The transaction has been reviewed and received the approval from the relevant competition authorities. The acquisition is expected to close in April 2007. There is no assurance we will consummate the transaction.

The information contained in this document regarding the Ingolstadt refinery is based solely on our analysis of the refinery and has not been reviewed or approved by ExxonMobil CE or any of its affiliates.

Refinery Overview

The Ingolstadt refinery is located on a site covering approximately 128 hectares in Ingolstadt, Germany, approximately 80 kilometers north of Munich. The Ingolstadt refinery has a rated crude oil throughput capacity of approximately 110,000 bpd and is one of four refineries in southern Germany. ExxonMobil CE commissioned the Ingolstadt refinery in 1963 as a hydroskimming refinery to provide motor fuels for the growing industrial base of southern Germany. In 1969 a FCC unit was added and the refinery became a "cracking" refinery.

According to information provided by ExxonMobil CE, approximately USD 111 million was spent from 2000 to 2005 on improving the Ingolstadt refinery. From 2000 to 2003, the refinery was modified by installing a hydrogen plant, a catalytic naphtha splitter and other improvements to, among other things, reduce fuel sulfur content to meet German product standards for gasoline and ULSD, which were implemented in advance of the 2009 deadline for the European Auto Oil II standards. In addition, the refinery's wastewater treatment plant was upgraded in 2000 and 2001. The refinery's most recent scheduled maintenance shut-down was in the first quarter of 2005. The next major scheduled maintenance shut-down is planned for 2010 with an estimated outage duration of 35–45 days. A minor scheduled shut-down is planned for the third quarter of 2007.

The Ingolstadt refinery has large conversion capacity with its 29,000-bpd FCC unit. Hydrogen is provided via the refinery's reformer and hydrogen plant. The following table sets forth the main process units of the Ingolstadt refinery, their current capacities, start-up years and years of their most recent modification:

Ingolstadt Refinery

Main Process Units	Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric/Vacuum Distillation	2	110,000	1963	–
Diesel Hydrotreater	2	24,400	1977	1989
Heating Oil Hydrotreater	1	18,700	1991	–
Catalytic Reformer	1	19,600	1963	–
Isomerization	1	7,550	1991	–
Fluid Catalytic Cracking Unit	1	29,000	1969	2005
Sulfur Recovery Unit (tons per day)	1	75	1963	1983
Hydrogen Plant (tons per day)	1	27	2003	–
Naphtha Hydrotreater	1	36,100	1963	–
Kerosene Hydrotreater	1	18,700	1963	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Ingolstadt Refinery

	2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput				
Light sweet	16.1	16%	7.5	9%
Heavy sweet	1.8	2%	10.4	12%
Light sour	63.8	64%	49.8	59%
Medium sour	8.0	8%	5.6	7%
Heavy sour	6.7	7%	9.9	12%
Total Crude Unit Throughput	**96.4**	**97%**	**83.2**	**99%**
Other throughput	3.3	3%	1.9	1%
Total Throughput	**99.7**	**100%**	**85.1**	**100%**
Production				
Light Products				
Gasoline	26.4	26%	23.7	28%
Diesels and gasoils	44.5	45%	38.6	45%
Jet fuel	3.3	3%	2.4	3%
Petrochemicals	2.0	2%	1.6	2%
Naphtha	7.7	8%	5.0	6%
LPG	9.5	10%	7.1	8%
Total Light Products	**93.4**	**94%**	**78.4**	**92%**
Fuel oil	7.4	7%	6.0	7%
Solid by-products/fuel consumed in process/fuel loss	5.5	6%	4.6	5%
Total Production	**106.3**	**107%**	**89.0**	**104%**

Feedstocks and Supply Arrangements

The Ingolstadt refinery can process a range of sweet crude oils. Caspian Pipeline Blend crude oil, a light sour crude oil from the Caspian Sea region, averaged 62% and 59% of the refinery's crude slate in 2004 and 2005, respectively. The refinery also processes Arab heavy and medium crude oils to produce bitumen along with other lighter products, generally during the nine months of the year that correspond to the road-paving season in Germany and Austria.

All crude is delivered to the Ingolstadt refinery directly from the port city of Trieste, Italy, via the 753-kilometer-long TAL pipeline system. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation of crude oil via the TAL pipeline system.

Product Off-take

The Ingolstadt refinery's product slate is focused primarily on the production of higher value middle distillates, including diesel, gasoil and jet fuel, and, to a lesser extent, various grades of gasoline.

Of the Ingolstadt refinery's total production, approximately 95% (by volume) is currently sold in Germany and Austria, with the remaining 5% being exported, primarily to the ARA region. With its location in a high-demand local market, the Ingolstadt refinery is able to achieve product premiums to ARA reference prices for gasoline, jet fuel and distillates.

Approximately one half of the refinery's total production is delivered to customers by rail; the other half by truck. The refinery's railcar-loading facilities comprise three racks having a capacity of 23.5 million barrels per year. The refinery's truck-loading facilities comprise 21 loading racks with the capacity to load up to 10 million barrels of gasoline per year, 11.2 million barrels of distillates per year and 4.4 million barrels of asphalt and heavy fuel oil per year. In addition, a six-inch fuel oil pipeline allows the refinery to supply fuel oil to a nearby E.ON power station.

Approximately 75% of the Ingolstadt refinery's production of motor gasoline and diesel is currently sold to the Esso retail chain in Bavaria, with the remainder sold on the spot market to local resellers and local retail chains.

As a condition to the acquisition, we will enter into a five-year off-take agreement with Esso Deutschland GmbH ("Esso") to supply the Esso retail chain in Bavaria with substantial amounts of gasoline and diesel fuel and to supply ExxonMobil CE with substantial amounts of jet fuel.

The Ingolstadt refinery's production of heating oil is sold on the spot market via branded and unbranded resellers. Esso Bayern, which we will acquire in connection with the acquisition, operates as a branded reseller. It sells a substantial part of its heating oil to more than 64,000 households and small industrial and agricultural customers.

The Ingolstadt refinery's production of liquid petroleum gases, heavy fuel oil and bitumen is mainly sold directly to end consumers in and around Bavaria. The remainder is sold to resellers or exported to Eastern Europe or the ARA region.

Energy and Other Utilities

Based on information currently available to us, the Ingolstadt refinery's average electricity consumption is 210 GWh per year, and its average power demand is approximately 24 megawatts. The Ingolstadt refinery is able to generate most of its electricity requirements as well as all of its steam requirements from refinery fuel gas. The refinery has two turbines with a maximum gross electrical output of 7.5 megawatts and one let-down turbine with an output of 11 megawatts. In addition, the refinery purchases energy to meet its remaining electricity needs and can import up to 7 megawatts of electricity from a local electric provider. The refinery also has a Fluid Catalytic Cracking ("FCC")-unit carbon monoxide boiler and two fired boilers for steam production. Hydrogen is produced at the onsite hydrogen plant, this production supplements other onsite sources and meets all of the refineries hydrogen requirements.

Tankage Capacity

The Ingolstadt refinery has 94 tanks with storage capacity of approximately 6.9 million barrels.

Employees

Based on information currently available to us, the Ingolstadt refinery employs approximately 270 employees. The refinery has a works council, as required by German law. The majority of the refinery's employees are represented by the German national trade union IG BCE (Industriegewerkschaft Bergbau, Chemie, Industrie). According to the seller, the Ingolstadt refinery has an excellent safety record, with no lost-time injuries – injuries that require the employee to miss one or more days of work – in the past seven years.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

- Technical Assistance Agreement: Under this agreement, ExxonMobil Research and Engineering Company ("EMRE") will provide us with technical advice and training services in connection with the Ingolstadt refinery, including refinery operations, technical and industry information and technology. We will pay EMRE

USD 300,000 annually for these services. The agreement will have a two-year minimum term, which will automatically renew for further one-year terms unless terminated by either party on three months' notice.
- Ingolstadt Refinery License Agreement: Under this agreement, EMRE will grant us a non-exclusive, non-transferable license to use confidential technical proprietary information developed by EMRE for the purpose of operating certain processes at the Ingolstadt refinery and using and selling refinery products. These rights cover processing and information technologies for FCC catalytic reforming and naphtha, kerosene and distillate hydrorefining. Our rights to use these processes are included in the purchase price for the acquisition, subject to certain agreed usage limits.
- Brand Licensing Agreement: Under a brand licensing agreement, which is to be finalized, ExxonMobil will provide us with a license to use the Esso brand until the end of 2010.

The Acquisition of the Coryton Refinery

Overview of the Acquisition

On February 1, 2007, we executed a Business Sale Agreement ("BSA") with BP to acquire the Coryton refinery located in the southeastern United Kingdom and its associated bitumen business. The purchase price is approximately USD 1.4 billion, plus the value of net working capital to be determined at closing. We expect to fund the acquisition primarily with debt combined with an equity issuance.

BP agrees to retain and indemnify Petroplus for losses resulting from contamination existing at the site prior to Closing that needs to be remediated following either i) receipt of environmental proceedings relating to contamination; ii) an unsolicited direction by an environmental regulator to undertake remedial action in respect of the contamination; or iii) an emergency. Further, Petroplus shall have no liability for offsite contamination that is directly caused by contamination that occurred prior to closing. Other environmental liabilities are assumed by Petroplus. BP's environmental indemnity shall be subject to the following limitations:

1) Notice must be given by Petroplus to BP of a claim under the environmental indemnity by the sixth anniversary of Closing. BP shall have no liability under the environmental indemnity for any losses incurred by Petroplus after the eight anniversary
2) Minimum claims criteria must be met
3) Liability for claims shall be shared between BP and Petroplus (as set out below)

We have agreed to release BP from environmental liabilities and indemnify the seller against environmental liabilities and costs to the extent these liabilities and costs are not covered by BP's indemnity. BP's environmental indemnity decreases over time at the following percentages generally as follows:

Years Following Completion of Acquisition	Percent Reimbursed
Years 1–2	100%
Years 3–4	50%
Years 5–6	25%
Thereafter	0%

Completion of the acquisition is subject to the satisfaction of customary conditions, including review and approval from the relevant competition authorities. The acquisition is expected to close in the first half of 2007. There is no assurance we will consummate the transaction.

The information contained in this document regarding the Coryton refinery is based solely on our analysis of the refinery and has not been reviewed or approved by BP or any of its affiliates.

Refinery Overview

The Coryton refinery is located on a 589-hectare site located about 30 miles east of London on the Thames estuary in the United Kingdom. The Coryton refinery has a total crude oil throughput capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks. The refinery was originally constructed in 1953 by the Vacuum Oil Company, a subsidiary of Mobil.

The refinery has five operational jetties for the supply by sea of all crude and feedstocks. It supplies the majority of its fuel products to major customers in the southeast of the UK by a combination of road truck deliveries (from the adjacent bulk terminal) and oil product pipelines. The refinery also ships other products by sea (Fuel Oil, Propylene and Jet) to European markets and bitumen by road and rail.

Main Process Units

The following table sets forth the main process units of the Coryton refinery, their current capacities, start-up years and years of their most recent modifications:

Coryton Refinery

Main Process Units	Units	Current Capacity[1]	Start-Up Year	Modification[2]
Atmospheric Distillation	1	172,000	1963	–
Vacuum Distillation	2	39,000	1969	2006
		62,000	1969	2006
Diesel Hydrotreater	1	53,000	1969	2003
Catalytic Reformer	1	38,000	1989	–
Isomerization Penex	1	20,000	1993	–
Isomerization C4	1	32,000	1991	–
Propane Deasphalter	1	6,000	1969	–
Fluid Catalytic Cracking Unit	1	68,000	1982	2005
FCC Gasoline Hydrotreater (SHU)	1	28,000	2003	–
HF Alkylation	1	20,000	1982	1991
Sulfur Recovery Unit (tons per day)	2	100	1982	2005
Bitumen Blower (tons per day)	1	3,000	1969	–

[1] Barrels per day, except as indicated.
[2] Year of most recent modification.

Throughput and Production at the Coryton Refinery

	Adjusted 2006[1]		2006		2005	
	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput	thousand of bpd	in % of throughput
Crude Unit Throughput[1]						
Light sweet	120.6	59%	93.5	55%	93.0	48%
Medium sweet	–	0%	–	0%	3.0	2%
Light sour	24.7	12%	23.0	13%	42.1	22%
Medium sour	–	0%	1.7	1%	–	0%
Heavy sour	–	0%	0.4	0%	–	0%
Total Crude Unit Throughput	**145.3**	**71%**	**118.6**	**69%**	**138.1**	**72%**
Other throughput	60.3	29%	52.2	31%	53.3	28%
Total Throughput	**205.6**	**100%**	**170.8**	**100%**	**191.4**	**100%**
Production						
Light Products						
Gasoline	79.5	38%	69.1	40%	67.6	35%
Diesels and gasoils	57.5	28%	45.5	27%	51.5	27%
Jet fuel	22.0	11%	16.9	10%	18.9	10%
LPG	5.5	3%	5.5	3%	4.5	2%
Total Light Products	**164.5**	**80%**	**137.0**	**80%**	**142.5**	**74%**
Fuel oil	30.1	15%	27.2	16%	24.7	13%
Solid by-products/fuel consumed in process/fuel loss	11.0	5%	6.6	4%	24.2	13%
Total Production	**205.6**	**100%**	**170.8**	**100%**	**191.4**	**100%**

[1] Annualized volumes based on actual inputs and production volumes from seller for the second half of 2006 post turnaround.

Feedstocks and Supply Arrangements

Crude is supplied from the Mediterranean, Baltic, Latin America as well as the North Sea. Historically Coryton processed specific Arab Gulf crudes (Arab Light for example) to meet the requirements of the Lube Plant. The recent closure of the Lube processing units in 2005 has allowed Coryton greater flexibility in crude supply and in the optimization of crude and feedstock. Coryton's crude unit allows for the processing of blends of crudes and has twin feed trains with the ability to segregate the atmospheric residues from these two crude feeds (by means of a split base within the single crude tower shell). Opportunities exist for both sweet vs. sour optimization as well as light vs. heavy crude optimization. This includes some processing of condensates.

Product Off-take

Coryton owns one of the largest road loading terminals in Europe. The refinery is connected to the United Kingdom Oil Pipeline ("UKOP"), a multi-product pipeline operated on behalf of its shareholders by British Pipelines Agency ("BPA") which runs from the Thames up to the Midlands region. This pipeline feeds terminals at Buncefield (North London), Northampton and Kingsbury (Birmingham) as well as being a key supply route for aviation fuel into Heathrow Airport. Coryton is also connected to GPSS, a government-owned pipeline system operated by Oil & Pipelines Agency ("OPA") which is dedicated to jet fuel. This pipeline has traditionally supplied fuel to service Air BP customers and third party demand at Stansted Airport and the military airbases of East Anglia.

As part of the purchase agreement, product off-take agreements will exist with BP that will account for approximately 90% of gasoline production, 100% of jet fuel production, 100% of ULSD production and 10% of gasoil production. This agreement will last approximately five years; the percentage of products purchased by BP will decrease after the first year.

Energy and Other Utilities

Based on information currently available to us, the Coryton refinery has an electrical demand between 45 and 50 megawatts. There is one gas turbine generator that produces about 25 megawatts of electricity. In addition, there are four steam turbine generators that are able to produce about 10 megawatts of electrical power in total. The refinery buys about 10–15 megawatts via the utility grid.

The refineries steam requirements are met by a combination of three steam boilers plus additional steam generation from certain process units. All hydrogen needs are supplied by onsite production at the continuous cyclical reformer.

The refinery has three steam boilers plus additional steam generation from certain process units.

Tankage Capacity

Tankage at the refinery is approximately 7.9 million barrels; 3.9 million barrels dedicated to crude and other feedstock storage and approximately 4.0 million barrels to intermediate and finished products. In addition to this, Coryton also has tankage at the Bulk Terminal with a capacity of 1.6 million barrels. All together the total is 9.5 million barrels of storage.

Employees

The refinery employs a total workforce of some 540 staff at present. This number will fall to approximately 480 staff as the organizational restructuring associated with closure of the Lubes facilities moves to full implementation. The refinery is party to a collective agreement with the Transport & General Workers' Union for the employment of Production Operators. Upon acquisition, there will be about 175 unionized employees at the refinery. Almost all refinery senior management will be available as part of the purchase.

Other Agreements

As a condition to the acquisition, we will enter into a number of other ancillary agreements with the seller. These agreements include the following:

- Transitional Services Agreement: Under this agreement, BP will provide Petroplus with back office services (mainly IT) to assist us with our absorption of the refinery. There are no minimum terms of the agreement; however both parties anticipate transition should last through the end of 2007.

- Brand License Agreement: Under our brand licensing agreement, which is to be finalized, BP would provide Petroplus with a license to use BP brand for bitumen only under certain limited purposes.



A Management Discussion and Analysis of the Financial Condition and the Results of Operations

The following discussion and analysis is derived from, and should be read in conjunction with, the Petroplus Holdings AG Consolidated Financial Statements and the related notes to those Financial Statements included elsewhere in this Annual Report. The following discussion of our financial condition and results of operations contains forward-looking statements that are based on assumptions about our future business developments. As a result of many factors, including the risks set forth under the caption "Risks Relating to Our Business and Our Industry" and elsewhere in this Annual Report, our actual results may differ materially from those anticipated by these forward-looking statements.

Overview

We are one of the largest independent refiners and wholesalers of petroleum products in Europe. We are focused on refining and currently own and operate three refineries across Europe: the BRC refinery in Antwerp, Belgium, the Cressier refinery in the canton of Neuchâtel, Switzerland and the Teesside refinery in Teesside, United Kingdom. Additionally, we have entered into an SPA with ExxonMobil CE to acquire a refinery and related businesses in Ingolstadt, Germany. We have also entered into a BSA with BP to acquire the Coryton refinery and related businesses located on the Thames Estuary in the United Kingdom. Our three existing refineries have a combined crude oil throughput capacity of approximately 295,000 bpd, the Ingolstadt refinery has a throughput capacity of 110,000 bpd and the Coryton refinery has a crude oil throughput capacity of 172,000 bpd and up to an additional 70,000 bpd of other feedstocks. We sell our refined petroleum products on an unbranded basis to approximately 500 distributors and 200 end customers, primarily in Switzerland, the United Kingdom, the Benelux countries, and Germany as well as on the spot market. We also own and operate a bitumen- and gasoil-processing facility in Antwerp, Belgium.

We source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe spot-market purchases and short-term contracts give us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase our crude oils from a number of different countries. In addition, our Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This provides us with a cost advantage as it allows us to achieve c.i.f. priced Ekofisk at the Teesside refinery at f.o.b. prices.

On a consolidated basis (which does not include our planned acquisitions of Ingolstadt and Coryton), we generated revenues of USD 6,923.0 million and EBITDA of USD 259.6 million for the year ended December 31, 2006 and revenues of USD 4,188.3 million and EBITDA of USD 72.4 million for the nine-month period ended December 31, 2005.

Factors Affecting Comparability

Privatization of Petroplus International B.V.

In March/April 2005, RIVR purchased PPI. Subsequent to its purchase, RIVR delisted PPI from the Euronext in Amsterdam. Therefore, in accordance with International Financial Reporting Standards, the period ended December 31, 2005 reflects only nine months of operations for PPI. Additionally, in connection with the privatization, PPI repurchased its 10.5% senior notes due 2010, which resulted in an expense of approximately USD 28.5 million, relating to deferred financing costs associated with the notes.

Acquisition of European Petroleum Holdings N.V.

On May 31, 2006, we acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries, an oil refining and distribution limited liability Company incorporated in the Netherlands Antilles. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The net cash paid for EPH was USD 429.2 million which comprises the purchase price of USD 511.2 million less USD 82.0 million of cash acquired. PPI performed a preliminary purchase price allocation as of May 31, 2006, at that time no intangible assets or goodwill were identified, once the valuation has been finalized the purchase price allocation will be adjusted as necessary. See Note 30 in the Consolidated Financial Statements for the purchase consideration and the purchase price allocation.

Corporate Structure, Initial Public Offering, Extinguishment of Debt

In August 2006, the shareholders of RIVR contributed their shares in RIVR to Argus Atlantic Energy Ltd. ("Argus") in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. Argus subsequently transferred its registered office from Bermuda to Switzerland and changed its name to Petroplus Holdings AG. RIVR Acquisition B.V. is now a wholly owned subsidiary of Petroplus Holdings AG. On November 30, 2006, Petroplus Holdings AG completed an Initial Public Offering ("IPO") of 18.0 million shares of common stock. In combination with the offering, RIVR sold approximately 66.3% of its 94.5% stake in Petroplus Holdings AG in a secondary offering of 22.0 million shares. On December 5, 2006, upon exercise of the over-allotment option, another 6.0 million shares were sold into the market, of which 45.0% or 2.7 million shares were provided by Petroplus Holdings AG. The proceeds from the offering as well as the proceeds of the selling shareholder's repayment of its note (see "Sale of Non-Core Assets/Discontinued Operations") were used to pay down all of our outstanding borrowings.

Sale of Non-Core Assets/Discontinued Operations

In August 2006, we sold our non-core assets, or businesses that were not related to the refinery and wholesale marketing operations, to RIVR Holding B.V., 4Gas B.V., RIVR Divestment B.V. or buyers unaffiliated with our group and shareholders. These non-core assets included, among others:

- the 4Gas group, which is engaged in developing and operating liquefied natural gas terminals;
- the Petroplus, Milford Haven and German Tankstorage groups, which are engaged in the provision of tank storage facilities to the oil industry;
- the Bunkering group of companies including the Frisol group, Reinplus van Woerden Holding B.V. and North Sea Petroleum B.V. which is engaged in the wholesale bunkering and trading business; and
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business.

Additionally, PPI entered into a non-binding memorandum of understanding with 4-Gas B.V. to negotiate the sale of shares in Dragon LNG and Milford Energy Limited. This transaction closed in February 2007.

As of December 31, 2006 Petroplus had received approximately USD 600 million of the proceeds from these sales.

Factors Affecting Operating Results

Overview

Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which, in turn, depend on, among other factors, changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. Our revenue and operating income fluctuate significantly with movements in industry refined petroleum product prices; our material costs fluctuate significantly with movements in crude oil prices; and our other operating expenses fluctuate with movements in the price of energy to meet the power needs of our refineries and processing facility. In addition, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel, during the summer driving season and for home heating oil during the winter.

Our supply and distribution group, which is centrally based in Zug, Switzerland, is responsible for all physical supply and commercial optimization activities for our refineries. The group's primary goal is to optimize both the supply of crude for each refinery and the off-take of each refinery's refined petroleum products. The supply and distribution group is also responsible for managing our price exposure and related risks.

Benchmark Refining Margins

In assessing our operating performance, we compare the refining margins (revenue less materials costs) of each of our refineries against a specific benchmark industry refining margin based on a crack spread. Benchmark refining margins take into account both crude and refined petroleum product prices. When these prices are combined in a formula they provide a single value – a gross margin per barrel – that, when multiplied by a throughput number, provides an approximation of the gross margin generated by refining activities.

A refinery's performance generally does not follow a published benchmark industry refining margin exactly. Most published benchmarks are created using a single crude oil. This is often the lightest, sweetest crude oil for that region, such as Dated Brent for northwest Europe. A refinery typically runs a crude oil slate that includes more than just that specific benchmark crude oil or runs a different crude oil altogether, thereby creating a differential to the published benchmark. For example, a refinery might run a crude oil slate that includes a mixture of Dated Brent and Urals. As Urals prices at a discount to Dated Brent, this crude oil slate would result in a different refining margin than an industry benchmark calculated using only Dated Brent. A refinery may also achieve a price differential due to the location of the quoted benchmark products relative to the location where the refinery's products are actually sold. For example, a quote for 95 octane gasoline f.o.b. may be made by reference to the price for this product in the ARA region, while a specific refinery might be located in an inland market where it is able to achieve an inland premium for its products due to lower product transportation costs compared to imported products. In addition to these factors, a refinery's production typically does not match the weighted values of products within a calculated published benchmark. For example, a 2/1/1 benchmark refining margin means that for every two barrels of crude oil processed, one barrel of a particular refined product and one barrel of another refined product will be produced in equal portions. A refinery that uses a 2/1/1 margin for its reference benchmark may produce more than two types of refined products, which could affect the refinery's performance, positively or negatively, relative to the reference benchmark depending on the mix of products produced. Another factor affecting a refinery's performance relative to a reference benchmark is the actual quality of products produced by the refinery. For example, a refinery may produce super unleaded 98 octane gasoline, while its benchmark may be calculated by reference to premium 95 octane gasoline. This would cause a disparity due to the higher value of super unleaded 98 octane gasoline compared to premium 95 octane gasoline.

Our refineries' actual results will vary from reference benchmarks as our refineries have different crude oil, product slates and ancillary costs than those reflected in the benchmarks, such as crude oil and product-grade differentials, transportation costs, storage and credit fees, inventory fluctuations and price-risk management, or hedging activities. As discussed in more detail below, each of our refineries, depending on market conditions, has certain feedstock-cost and product value advantages and disadvantages as compared to the refinery's relevant benchmark.

As the performance of our refineries does not closely follow any of the currently published benchmark industry refining margins, we have created benchmark refinery margins, based upon publicly available pricing information, for each of our refineries that more closely reflects each of our refinery's actual performance. These benchmark refining margins are set forth in the following table:

Benchmark Refining Margins

BRC refinery 6/1/2/2/1	six Dated Brent/one gasoline/two gasoil/two VGO/one 3.5% fuel oil
Cressier refinery 7/2/4/1	seven Dated Brent/two gasoline/four gasoil/one 1% fuel oil
Teesside refinery 5/1/2/2	five Dated Brent/one naphtha/two ULSD/two straight-run fuel oil

Each of the benchmark refining margins for our refineries are expressed in USD per barrel and serve as proxies for the per barrel margin that a sweet crude oil refinery situated in northwest Europe would earn assuming it sold the benchmark production for the relevant refinery margin.

While the benchmark refinery margins presented in the table above are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors affecting the performance of the relevant refinery relative to its benchmark. These factors include the refinery's actual type of crude oil throughput, product yield differentials and any other factors not reflected in the benchmark refining margins, such as transportation costs, storage costs, credit fees, fuel consumed during production and any product premiums or discounts, as well as inventory fluctuations and price-risk management activities.

BRC Refinery
The benchmark refining margin for the BRC refinery is calculated by assuming that six barrels of benchmark Dated Brent crude oil are converted to one barrel of 95 research octane number ("RON") gasoline, two barrels of gasoil, two barrels of VGO and one barrel of 3.5% fuel oil. We calculate this benchmark refining margin using the market value of VGO on a c.i.f. basis and 95 RON gasoline, heating oil (as a proxy for gasoil) and 3.5% fuel oil, in each case on a f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 6/1/2/2/1 benchmark refining margin.

The BRC refinery's realized gross margin on a per barrel basis has historically differed from the 6/1/2/2/1 benchmark refining margin due to the following factors:

- The BRC refinery processes primarily Urals crude oil, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 20% of total throughput. These feedstocks historically have priced at a discount to Dated Brent. The remaining throughput consists of a mixture of other crude oils and feedstocks.
- Ancillary crude costs, primarily transportation costs, at the BRC refinery have historically averaged approximately USD 0.15 per barrel of throughput.
- The BRC refinery also achieves a slight location premium for its products, primarily due to the low cost of transportation for the products it distributes in the ARA region.
- The BRC refinery's production yields differ from the yields in the 6/1/2/2/1 benchmark refining margin.
- The BRC refinery's actual production volumes are lower than those reflected in the 6/1/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Cressier Refinery
Based on the formula set forth in the table above, the benchmark refinery margin for the Cressier refinery is calculated by assuming that seven barrels of Dated Brent crude oil are converted to two barrels of 95 RON gasoline, four barrels of gasoil and one barrel of 1% fuel oil. We calculate this refinery margin using the market value of 95 RON gasoline, heating oil (as a proxy for gasoil) and 1% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to this benchmark as the 7/2/4/1 benchmark refining margin.

The Cressier refinery's realized gross margin on a per barrel basis has historically differed from the 7/2/4/1 benchmark refining margin due to the following factors:

- The Cressier refinery has historically run a mixture of crude oils, including CPC Blend, Brass River, Saharan Light and Bonny Light. In addition to these crude oils, the refinery blends a low volume of MTBE. In the aggregate, these crude oils tend to price slightly higher than the benchmark Dated Brent crude oil.
- Given its inland location, the Cressier refinery incurs higher crude transportation costs, which also results in a differential to the benchmark refining margin. Ancillary crude costs, primarily transportation costs, at the Cressier refinery have historically averaged approximately USD 2.20 per barrel of throughput.
- The Cressier refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region. The principal driver of this regional premium is the freight costs on the Rhine River from Rotterdam into Switzerland.
- The Cressier refinery's production yields also differ from the yields in the 7/2/4/1 benchmark refining margin. The refinery's realized pricing will reflect its actual yields.
- The Cressier refinery's actual production volumes are lower than those reflected in the 7/2/4/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

Teesside Refinery

The benchmark refining margin for the Teesside refinery is calculated by assuming that five barrels of benchmark Dated Brent crude oils are converted to one barrel of naphtha, two barrels of ultra low-sulfur diesel ("ULSD") and two barrels of straight-run fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f. basis, ULSD on an f.o.b. basis and straight-run fuel oil on an f.o.b. basis against the market value of Dated Brent crude oil and refer to this benchmark as the 5/1/2/2 benchmark refining margin.

The Teesside refinery's realized gross margin on a per barrel basis has historically differed from the 5/1/2/2 benchmark refining margin due to the following factors:

- The Teesside refinery has historically processed a slate of almost entirely Ekofisk crude oil, which prices slightly higher than the Dated Brent crude oil used in calculating the 5/1/2/2 benchmark refining margin.
- The Teesside refinery is connected by a two-kilometer-long pipeline to the end terminal of the Ekofisk pipeline. This enables the refinery to achieve a transportation discount as a result of lower crude transportation costs relative to the 5/1/2/2 benchmark refining margin. Ancillary crude costs at the Teesside refinery have historically averaged approximately USD 0.05 per barrel of throughput.
- The Teesside refinery generates a pricing benefit on some of its products, primarily its straight-run fuel oil. Since the beginning of 2004, straight-run fuel oil has priced on average at 85% of Dated Brent.
- The Teesside refinery's production yields differ from the yields in the 5/1/2/2 benchmark refining margin.
- The Teesside refinery's actual production volumes are lower than those reflected in the 5/1/2/2 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

The following table sets forth historical benchmark crude and refined petroleum product pricing information used in calculating each of our refineries' refining margins:

Reference Benchmark Crude and Product Prices[1)]

(in USD per barrel)	December 31, 2006	2005
Crude Oil		
Dated Brent	65.41	54.51
Urals Differential to Dated Brent	4.12	**
Products Differential to Dated Brent		
Naphtha	(1.89)	(0.93)
95 RON gasoline	8.87	8.51
ULSD	16.23	18.11
Gasoil[2)]	12.13	13.12
1% Fuel Oil	(19.54)	(15.01)
3.5% Fuel Oil	(20.04)	(18.13)

Source: Bloomberg

1) Average of daily prices for trading days during the relevant period.
2) Based on the quoted price for heating oil.
** Information not relevant for 2005

Hedging Activities

Our refineries' results will differ from the reference benchmarks due to our hedging, or price-risk management, activities. We have historically used hedging instruments, such as commodity instrument hedges, forward currency hedges and interest rate swaps, to manage our risk associated with commodity price, foreign currency fluctuations and interest rate risks, respectively. As we have not currently designated our derivative financial instruments as effective hedges, any gains or losses arising from changes in the fair value of these instruments are recorded in our Income Statement, under the line item materials cost in the case of commodity instrument hedges and under the line item financial expense in the case of interest rate swaps and forward currency hedges. In past periods, gains and losses relating to our commodity hedges have had a material effect on our results. Materials cost for Petroplus were impacted by hedging activities primarily relating to refining margin hedges resulting in a gain of USD 182.6 million in 2006 and a loss of USD 31.3 million in 2005 (9 months from April 2005). As of year-end there are limited refinery margin hedges in place. After the remaining open contracts are repurchased in 2007, we will have no remaining hedges in place. There are no plans to continue this hedging program.

Historically, the most significant gains and losses relating to our hedging activities have been attributable to refining margin hedges. We were previously required to maintain certain levels of refining margin hedges in order to comply with our historical senior term debt and working capital facilities. Following the IPO in November 2006, we repaid and cancelled our senior term debt and renegotiated our working capital facilities to eliminate these hedging requirements. Following the repayment of our senior term debt and renegotiation of our working capital facilities, we have significantly reduced the proportion of refining capacity hedges going forward. See "Outlook – Quantitative and Qualitative Disclosure About Market Risks – Commodity Price Risk" and "Outlook – Risks Relating to Our Business and Our Industry."

Other Factors

We currently source our crude oil on a global basis through a combination of spot-market purchases and short-term purchase contracts. We believe purchases based on spot market pricing has given us flexibility in obtaining crude oil at lower prices and on a more accurate "as needed" basis. Since our BRC and Cressier refineries have access, either directly or through pipeline connections, to deepwater terminals, these refineries have the flexibility to purchase crude oils from a number of different countries.

Our operating cost structure is also important to our profitability. Major operating costs include costs relating to employees and contract labor, energy, maintenance and environmental compliance. The predominant variable cost is energy, in particular, the price of electricity and chemicals.

The nature of our business requires us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of these inventories. To supply our refineries with crude oil on a timely basis, we enter into purchase contracts that fix the price of crude oil from one to several weeks in advance of receiving and processing that crude oil. In addition, it is common as part of our marketing activities to enter into fixed price contracts for sales of our refined petroleum products in advance of producing and delivering the products. Prior to delivery of the crude oil and sale of the related refined petroleum products, the market value of the crude oil and products may change as prices rise and fall related to the fixed purchase and sale commitments. As discussed above, to mitigate this market risk, we purchase futures/forward contracts to offset our fixed commitments. Our futures contracts are classified as derivative instruments and are recorded on our balance sheet at fair market value, while the fixed purchase and sale commitments are not considered derivatives and are recorded at the contract value at the time of purchase or sale.

Our operating results are also affected by safety, reliability and the environmental performance of our refinery operations. Unplanned downtime of our refinery assets generally results in lost margin opportunity and increased maintenance expense. The financial impact of planned downtime, such as major turnaround maintenance, is managed through a planning process that considers such things as the margin environment, the availability of resources to perform the needed maintenance and feedstock logistics.

Results of Operations

The tables below provide supplementary Income Statement and operating data for Petroplus Holdings AG. Selected items in each of the periods are discussed separately below.

Financial Income data (in millions of USD, except per share data)	(Audited) December 31, 2006	2005	(Adjusted-unaudited) December 31, 2006[1]	2005[2]
Financial income data				
Revenue	6,923.0	4,188.3	5,023.5	5,337.8
Materials cost	(6,376.8)	(3,977.3)	(4,564.0)	(5,162.2)
Gross margin	**546.2**	**211.0**	**459.5**	**175.6**
Personnel expenses	(115.5)	(56.1)	(96.3)	(76.2)
Operating expenses	(139.8)	(66.5)	(115.2)	(85.6)
Depreciation and amortization	(74.9)	(39.0)	(51.0)	(50.1)
Other administrative expenses	(36.5)	(13.0)	(27.1)	(16.8)
Operating income/(loss)	**179.5**	**36.4**	**169.9**	**(53.1)**
Financial expense, net	(85.5)	(51.2)	**	(60.2)
Financial currency exchange gains (losses)	4.9	(3.0)	**	(3.2)
Share of income from equity investments	0.3	–	**	0.3
Net income/(loss) before income taxes	**99.2**	**(17.8)**	**	**(116.2)**
Income tax (expense)/benefit	(25.1)	(10.3)	**	4.4
Net income/(loss) from continuing operations	**74.1**	**(28.1)**	**	**(111.8)**
Discontinued operations	**369.5**	**26.5**	**	**27.6**
Net income/(loss) available to minority interests	**0.2**	**1.1**	**	**(0.1)**
Net income/(loss) available to shareholders	**443.4**	**(2.7)**	**	**(84.1)**

Other financial data				
EBITDA[3] (unaudited)	259.6	72.4	**	(5.9)
Hedging gain/(loss)[4]	182.6	(31.3)	**	(117.4)
Net income (loss) available to shareholders (in USD):				
Basic	10.90	(0.09)		
Diluted	10.51	(0.09)		
Weighted average shares outstanding (in million shares):				
Basic	40.7	28.8		
Diluted	42.2	28.8		

[1] Adjusted to exclude the results of operations of EPH for the period from May 31, to December 31, 2006.

[2] Adjusted to include the results of operations of PPI for the period from January 1, to March 31, 2005. The results for the twelve months ended December 31, 2005 were significantly impacted by first quarter losses on refining margin commodity hedges of USD 86.1 million, which is recorded in materials cost.

[3] EBITDA means net income/(loss) before interest, income taxes, depreciation, impairment and amortization. We are not presenting EBITDA here as a measure of our operating results. Our management believes that the presentation of EBITDA is helpful to investors as a measure of our operating performance and ability to service debt. However, you should not construe EBITDA as an alternative to net income determined in accordance with IFRS or to cash flows from operations, investing activities or financing activities. Our EBITDA measure may not be comparable to similarly titled measures used by other companies.

[4] Represents the gains and losses on refining margin commodity hedges. The audited 2005 figure represents the period from April 2005 until December 2005.

** Intentionally left blank.

Market Indicators

(in USD per barrel)	Year ended December 31, 2006	2005
Dated Brent	65.41	54.51
Brent/Urals Differential	4.12	**
Benchmark refining margins		
6/1/2/2/1 benchmark refining margin	1.55	**
7/2/4/1 benchmark refining margin	6.67	7.79
5/1/2/2 benchmark refining margin	2.50	3.79

** Not relevant.

(in thousands of bpd, except as noted)	Year ended December 31, 2006	2005
Key operating data[1), 2)]		
Selected volumetric and per barrel data[1), 2)]		
Total crude throughput		
BRC[3)]	40.9	**
Cressier	62.1	53.4
Teesside	89.9	105.3
Total crude throughput	192.9	158.7
Total other throughput		
BRC[3)]	6.1	**
Cressier	1.7	1.0
Teesside	0.3	–
Total other throughput	8.1	1.0
Total throughput	**201.0**	**159.7**
Total throughput (millions of barrels)	**73.4**	**58.3**
Gross margin (USD per barrel of total throughput):[2),4)]		
BRC[3)]	4.35	**
Cressier	4.99	6.22
Teesside	2.53	3.23
Operating expenses (USD per barrel of total throughput):[2)]		
BRC[3)]	2.20	**
Cressier	2.25	2.56
Teesside	1.36	1.05

** Not relevant.

1) For comparability, the Company included a full twelve months of operations in 2005 for refining operations.

2) We manage our refinery business, including feedstock acquisition and product marketing, on an integrated basis; however, for analytical purposes the business results shown here have been allocated to the individual refineries. Since crude oil is often purchased and priced well in advance of the time that it is consumed and the value of refinery production can be fixed before or after it is produced, our actual results may significantly vary from those that would be determined with reference to benchmark market indicators. We manage this price risk on a total Company basis and may purchase futures contracts that correspond volumetrically with all or a portion of our fixed price purchase and sale commitments. As a result, the individual refinery realized gross margins presented here do not reflect the results that would be reported if separately accounted for in accordance with IFRS. We believe that this individual refinery information is helpful in understanding our overall operating results.

3) We acquired the BRC refinery effective May 31, 2006 and the total throughput for the year ended December 31, 2006 reflects 214 days of operations over that period. Total throughput averaged 80,200 bpd during the 214 days of operations in 2006.

4) Excludes minimum operating stock and refining margin hedging activities that are not expected to occur in the future.

2006 Compared to 2005

Overview
Our net income available to shareholders was USD 443.4 million (USD 10.51 per diluted share) for the year ended December 31, 2006 as compared to a net loss of USD 2.7 million (USD 0.09 per diluted share) for the period ended December 31, 2005. Income from continuing operations for the year ended December 31, 2006 was USD 74.1 million as compared to a loss from continuing operations of USD 28.1 million during the period ended December 31, 2005. Our operating income was USD 179.5 million in 2006 as compared to operating income of USD 36.4 million in 2005. Operating income in 2006 included a gain of USD 182.6 million versus a loss of USD 31.3 million for the nine month period ended December 31, 2005 related to our refining margin commodity hedges. The increase in results was principally due to twelve months of operations of PPI included in 2006 as compared to nine months of operations in 2005, which was a result of the acquisition of PPI by RIVR in March/April 2005.

Additionally, the results of operations for 2006 include the seven months of operations of EPH, which was acquired on May 31, 2006.

Revenue
Our revenue increased USD 2,734.7 million, or 65%, to USD 6,923.0 million for the year ended December 31, 2006 from USD 4,188.3 million for the nine month period ended December 31, 2005. The increase in revenue was mainly attributable to twelve months of operations of PPI included in 2006 as compared with nine months of operations in 2005, the acquisition of EPH and higher refined petroleum product prices during 2006 in comparison to 2005.

Gross Margin
Our gross margin increased USD 335.2 million, or 159%, to USD 546.2 million in 2006 from USD 211.0 million for the nine month period ended December 31, 2005. The improved gross margin in 2006 was principally driven by the acquisition of EPH as well as gains from commodity instruments offset by a decrease in refining margins. The net impact of our refining margin commodity hedge was a gain of USD 182.6 million in 2006 as compared to a loss of USD 31.3 million for the nine month period ended in 2005.

Our 7/2/4/1 benchmark refining margin for the Cressier refinery decreased 14% and our 5/1/2/2 benchmark refining margin for the Teesside refinery was 34% lower in 2006 than in 2005. The 7/2/4/1 benchmark refining margin decrease was mainly attributable to decreases in the gasoline and heating oil premiums to Dated Brent combined with the increased discount of 1% fuel oil to Dated Brent. The 5/1/2/2 benchmark refining margin decreased primarily from the ULSD premium to Dated Brent decrease by approximately USD 0.75 per barrel. The 7/2/4/1 and 5/1/2/2 benchmark refining margins averaged USD 6.67 and USD 2.50, respectively, for the year ended December 31, 2006.

Refinery Operations
Cressier. For the year ended December 31, 2006, the Cressier refinery's total throughput rate averaged approximately 63,800 bpd.

In the same period of 2005, the Cressier refinery's total throughput rate averaged approximately 54,300 bpd. The rate was restricted primarily due to a major scheduled maintenance turnaround beginning at the end of May 2005 that lasted approximately 40 days.

Teesside. For the year ended December 31, 2006, the Teesside refinery's total throughput rate averaged approximately 90,200 bpd. The refinery experienced a reduced throughput rate due to a scheduled maintenance shut down in the month of June 2006.

In 2005, the Teesside refinery's total throughput rate averaged approximately 105,400 bpd.

BRC. For the seven months ended December 31, 2006, the BRC refinery's total throughput rate averaged approximately 80,200 bpd. Following the acquisition, management decided to reduce throughput rates to carry out an extensive program of catch-up maintenance and enhance training in order to provide for safe and reliable operations.

Antwerp Processing Facility. Our Antwerp processing facility's results for 2006 were an operating loss of USD 11.8 million as compared to an operating loss of USD 12.3 million for the nine-month period ended December 31, 2005. The decrease in the loss in 2006 was largely due to improvement in operations associated with both contracts as well as increased rental income from tank storage.

Personnel Expenses

Our personnel expenses increased USD 59.4 million to USD 115.5 million in 2006 from USD 56.1 million for the period ended in 2005. This increase in personnel expenses was principally due an additional three months of operations of PPI in 2006 as compared to 2005, the EPH acquisition, and bonuses and severance payments paid to employees in connection with the termination of their employment contracts as part of our transfer of headquarters from the Netherlands to Switzerland.

Refinery Operating Expenses

Our refinery operating expense increased USD 73.3 million to USD 139.8 million in 2006 from USD 66.5 million in the corresponding period in 2005. The increase is primarily attributable to twelve months of PPI operations in 2006 as compared with nine months of operations in 2005 and the acquisition of EPH.

Depreciation and Impairment

Our depreciation and impairment expenses increased USD 35.9 million, to USD 74.9 million in 2006 from USD 39.0 million in the corresponding period in 2005. The increase is mainly attributable to an additional three months of operations of PPI in 2006 and the acquisition of EPH.

Other Administrative Expenses

Our other administrative expenses increased USD 23.5 million to USD 36.5 million for the year ended December 31, 2006 from USD 13.0 million for the nine-month period ended December 31, 2005. This increase was principally due to an additional three months of PPI operations in 2006, office closures from relocating our headquarters' office from the Netherlands to Switzerland and the closure of the EPH office. Additionally, in connection with the relocation of our company as well as the IPO, we incurred increased consulting costs.

Financial Income/(Expense), Net

Our financial expense, net, increased USD 34.3 million to USD 85.5 million in 2006 as compared to financial expense, net, of USD 51.2 million in 2005. The financial expense, net, in 2006 was mainly due to our write-off of deferred financing costs of approximately USD 43.0 million, expensed in connection with the repayment of all of our outstanding debt as a result of the IPO, repayment of the RIVR note and increases in gross interest expense associated with the additional borrowings in connection with our purchase of EPH. In 2005, in connection with the privatization, we repurchased our 10.5% senior notes due 2010, which required us to expense approximately USD 28.5 million, relating to deferred financing costs associated with the notes.

Foreign Currency Exchange Gains (Losses)

Our foreign currency exchange results represented a gain of USD 4.9 million in 2006 as compared to a loss of USD 3.0 million in the nine-month period in 2005. The gain represents a stronger euro against our local currencies, Swiss Franc and British Pound.

Income Tax Expense

Our income tax expense was USD 25.1 million in 2006 compared to USD 10.3 million in the nine month period in 2005. Our effective tax rate was 25.3% in 2006. The income tax expense for the year ended December 31, 2006 was largely attributable to growth in our operating income during that period. Our effective tax rate in 2006 was negatively impacted by approximately 11%. This mainly relates to net operating losses ("NOL") not tax-benefited. The NOL's include expenses that are expected to be non-recurring and include amongst others relocation expenses and financing costs.

Liquidity and Capital Resources

Cash Flows

The following table summarizes the cash flow activity for the periods indicated:

(USD million)	2006	2005
Cash (used in) provided by operating activities	(250.7)	77.9
Cash (used in) investing activities	(466.6)	(340.1)
Cash provided by financing activities	156.1	283.2
Net (decrease)/increase in cash and short-term deposits	**(561.2)**	**21.0**
Net cash from discontinued operations	598.7	38.5
Net foreign exchange differences	(11.8)	6.4
Cash and short-term deposits at beginning of period	65.9	–
Cash and short-term deposits at end of period	**91.6**	**65.9**

Cash Flows from Continuing Operating Activities

Net cash flows used in operating activities were USD 250.7 million for the year ended December 31, 2006 as compared to net cash provided by operating activities of USD 77.9 million for the period ended December 31, 2005. Cash flows from operating activities were significantly affected by the change in our price-risk management position, primarily related to our refining margins at year end 2006 versus year end 2005. A decrease in inventory levels, exclusive of EPH, also contributed to the movement in cash from operating activities, mainly driven by lower inventory levels held by the Cressier refinery at December 31, 2006. Net cash flow used in operating activities was further influenced by a decrease in trade payables, other payables and accrued expenses. The decrease is mainly attributable to a decrease in the amounts owed by us as a result of settlement of corporate hedges in 2006 as compared to prior year, in addition to a decrease attributable to the timing of payments for cargo at sea at the Teesside and Cressier locations.

Cash flows from Continuing Investing Activities

Net cash flows used in investing activities were USD 466.6 million for the year ended December 31, 2006 as compared to net cash used in investing activities of USD 340.1 million for the period ended December 31, 2005. On May 31, 2006 the Company completed the acquisition of the EPH group which resulted in a net cash outflow of USD 429.2 million, slightly offset by USD 31.1 million cash received as a result of the reverse acquisition between Petroplus Holdings AG and RIVR Acquisition B.V. in August 2006. Cash used for investing activities in the prior period were primarily related to the acquisition of Petroplus International B.V. in March 2005.

Cash flows from Continuing Financing Activities

Net cash flows provided by financing activities were USD 156.1 million for the year ended December 31, 2006 as compared to net cash provided by investing activities of USD 283.2 million for the period ended December 31, 2005. Cash flows from financing activities were mainly impacted by the proceeds received from the Company's IPO in November of 2006 and the subsequent repayment of all outstanding debt. Prior year cash provided from continuing financing activities is mainly attributable to the increase in long term liabilities, net of repayments made during 2005.

Net Cash flows from discontinued operations

Net cash flows provided by discontinued operations were USD 598.7 million for the year ended December 31, 2006 as compared to net cash provided by discontinued operations of USD 38.5 million for the period ended December 31, 2005. Cash inflows in 2006 were mainly attributable to proceeds received on the sale of non core assets in the third quarter in accordance with the Company's strategy to sell all activities that were not related to the refinery and wholesale marketing operations.

Capital Spending
We classify our capital expenditures, excluding acquisition expenditures, into four major categories:

Permit-related capital expenditures include capital expenditures for improvements and upgrades to our production facilities required by local authorities as a condition to the granting or renewal of the operating permits for our facilities. This includes process safety improvements, remediation of historical contamination, and installation of equipment to reduce emissions to the environment.

Sustaining capital expenditures include regular, non-permit related capital expenditures we incur to maintain our production facilities and keep them in good running order.

Turnaround expenditures include capital expenditures incurred in connection with planned shut downs to make necessary repairs, perform preventative maintenance, replace catalysts and implement capital improvements. Additionally, we incur expenditures that are directly related to capital improvements to equipment implemented during the turnarounds. We perform major scheduled turnarounds on each of our refineries generally every four years, with an intermediate, minor turnaround generally two years following each major scheduled maintenance turnaround.

Project-related capital expenditures include capital expenditures for improvements or upgrades to our production facilities that have been identified to provide significant refining margin returns. These projects are expected to either add capacity or increase product yields in higher value petroleum products.

Our total capital expenditures, excluding acquisition expenditures and acquisition of financial leases, are summarized in the following table by major category for the periods indicated:

	December 31,	
(in millions of USD)	2006	2005
Permit-related	17.2	1.9
Sustaining	35.1	35.6
Turnaround	11.6	9.1
Projects[1)]	11.5	–
Total capital expenditures	**75.4**	**46.6**

[1)]Project related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher value light products at our refineries as well as IT projects.

Additional information about our planned capital expenditures is discussed in "Outlook".

Summary of Indebtedness

Overview
The following table sets forth our financial indebtedness and cash balances as of December 31, 2006:

	December 31,	
(in millions of USD)	2006	2005
Term loan facilities	–	411.6
Working capital facilities	–	143.7
Total financial debt	**–**	**555.3**
Cash and short-term deposits	91.6	65.9
Net financial debt	**(91.6)**	**489.4**

Below is a summary of our material credit facilities and other material financing arrangements, including a description of our plans with respect to such facilities or arrangements.

Restructuring of Debt Facilities
In December 2006, we used proceeds from the sale of non-core assets and the IPO to repay all outstanding amounts under a USD 675 million senior credit facility and under a USD 130 million second lien facility. These senior facilities had initially been entered into when PPI was taken private in April 2005, and had been further increased to finance part of the acquisition of EPH at the end of May 2006.

In December 2006, we also amended and increased the Inventory Revolving Credit Facility ("RCF") (as described below) to up to a total of USD 1.2 billion of committed availability for three years and subsequently cancelled our bilateral trade finance facilities which amounted to an aggregate of USD 660 million and were inherited from the EPH acquisition. We have an option to increase the RCF up to USD 2.0 billion, mainly in connection with financing the working capital of future acquisitions. The RCF together with the USD 400 million Receivables Purchase Facility ("RPF") (as described below) had initially been entered into in order to refinance the previous trade finance facility which was the main working capital facility during 2005.

Term Loan Facilities

Senior Secured Facility

In October 2006, we, through certain of our subsidiaries, secured a new agreement for a USD 635 million (EUR 500 million) senior secured credit facility (the "Senior Secured Facility") for the purpose of providing additional resources to fund acquisitions, which can be used for the purchase of the Ingolstadt and Coryton refineries. The documented facility was subsequently signed in February 2007. The Senior Secured Facility has a maturity of up to five years. Funds can be drawn on the Senior Secured Facility in Euro, USD, British Pounds and Swiss Francs. The borrowings under this facility will be jointly and severally guaranteed by certain of our subsidiaries. The borrowings will be secured by, inter alia, pledges from some of our subsidiaries on capital stock and fixed assets. At December 31, 2006, we had no drawings on the Senior Secured Facility. The borrowings under the Senior Secured Facility would bear interest at LIBOR (or, in relation at any loan in Euro, EURIBOR) plus the applicable margin and any mandatory costs. The margin range is 1.25% to 2.75% pending certain leverage ratio and duration of the facility.

The Senior Secured Facility contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, and amending or waiving certain material agreements.

The Senior Secured Facility also contains certain financial covenants, including covenants requiring us to maintain a minimum ratio of EBITDA to net interest expense of 2.20 : 1, increasing at December 31, 2007 to 2.50 : 1 until maturity. Compliance with the covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the Senior Secured Facility.

Working Capital Facilities

Inventory Revolving Credit Facility

Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the ("RCF")), with an option to increase the facility amount to up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover we can obtain additional availability on an uncommitted basis under this facility.

The RCF is available, subject to a working capital borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. Revolving loans and bank overdrafts under the RCF bear interest at a rate that is the aggregate of a margin of 1.0% per year and LIBOR (or, in relation to any revolving loan in Euro, EURIBOR) and any mandatory costs. This margin could be increased by 25 to 50 basis points if the ratio of total term borrowings to consolidated tangible net worth is more than 1. Commissions on payment instruments vary depending upon the instrument type. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the purchaser under our RPF and such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

The RCF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, sales or other disposal of certain assets, giving certain guarantees, making certain loans, incurring certain additional indebtedness, engaging in different businesses and amending or waiving certain material agreements.

The RCF Agreement also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum consolidated tangible net worth of USD 650 million (EUR 500 million) plus 25% of our net income starting with 2007 net income, up to a maximum of USD 975 million (EUR 750 million); and
- a minimum ratio of EBITDA to net interest expense of 2.20 : 1, with such ratio increasing on December 31, 2007 to 2.5 : 1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the amended RCF.

At December 31, 2006, there were no drawings under this facility.

Receivables Purchase Facility

Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the ("RPF")). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the purchaser under the facility. The form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

The RPF contains covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers, making capital expenditures, sales or other disposal of certain assets, engaging in different businesses, and amending or waiving certain material agreements.

The RPF also contains certain financial covenants, including covenants requiring us to maintain:

- a minimum ratio EBITDA to net interest expense of 2.20 : 1 with such ratio increasing on March 31, 2008, and increasing periodically thereafter to 2.70 : 1 until maturity; and
- a maximum ratio of total term borrowing to EBITDA of 3.45 : 1 with such ratio decreasing on June 30, 2007, and decreasing periodically thereafter to 1.85 : 1 until maturity.

Compliance with these covenants, including the calculation of EBITDA, is determined in the manner specified in the documentation governing the RPF.

At December 31, 2006, there were no drawings under this facility.

Other Working Capital Facilities

Some of our subsidiaries have smaller working capital facilities available.

Liquidity

Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of new and refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We believe that our cash flows from operations, borrowings under our existing credit facilities and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. To fund our planned acquisition of the Ingolstadt refinery and related supply and distribution assets, we intend to draw upon our working capital facilities, use cash flow from operations and potentially access our Senior Secured Facility. We intend to fund our planned acquisition of the Coryton refinery and related supply and distribution assets primarily with debt combined with an equity issuance. Our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete.

Contractual Obligations

The following table summarizes our material contractual obligations and commitments as of December 31, 2006:

(in millions of USD)	Total	Payments due by period[1] < 1 year	1–5 years	> 5 years
Long-term debt obligations[2]	–	–	–	–
Finance lease obligations	33.3	3.3	8.7	21.3
Operating lease obligations	78.3	13.0	21.0	44.3
Sales obligations[3]	18.2	18.2		
Purchase obligations[3]	3.5	3.5	–	–
Total	**133.3**	**38.0**	**29.7**	**65.6**

1) Excludes the purchase price for our planned acquisition of the Ingolstadt and Coryton refineries and related supply and distribution assets.

2) The net proceeds received from the IPO, the proceeds from RIVR's repayment of its note to PPI and proceeds from the sale of non-core assets were used to repay all outstanding borrowings.

3) Represents contractual obligations for future crude oil term sales and purchases. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligations to change.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had letters of credit in the amount of USD 612.7 million and other guarantees in the amount of USD 94.2 million. Both the letters of credit and the guarantees primarily related to crude oil purchases.

Outlook

The discussion below contains forward looking statements that reflect our current judgment regarding conditions we expect to exist and the course of action we expect to take in the future. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward looking statements are not guarantees of future performance. Our assumptions rely on our operational analysis and expectations for the operating performance of our assets based on their historical operating performance, management expectations as described below and historical costs associated with the operations of those assets. Factors beyond our control could cause our actual results to vary materially from our expectations, which are discussed in "Forward Looking Statements" and elsewhere in this document. The prospective financial information below is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on this prospective financial information. In addition, we do not currently own the Ingolstadt or Coryton refineries and have not operated those facilities. As a result, the forecasted information relating to the Ingolstadt and Coryton refineries is entirely based on our analysis of information currently available to us, and, therefore, is subject to a higher level of uncertainty than information produced from our own internal sources.

The Acquisition of the Ingolstadt Refinery

In July 2006, we entered into an SPA to acquire ExxonMobil CE's refinery and related businesses located in Ingolstadt, Germany. In December 2006, we received antitrust clearance from applicable authorities. We expect to close the acquisition in April 2007. There can be no assurances that the acquisition will be completed.

Because the Ingolstadt refinery has historically been operated as part of the much larger organization, ExxonMobil Corporation, detailed Financial Statements are not available for the refinery.

As the performance of the Ingolstadt refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 10/1/3/5/1 refining margin benchmark. This benchmark refining margin is calculated by assuming that ten barrels of the benchmark Dated Brent crude oil are converted to one barrel of naphtha, three barrels of 95 RON gasoline, five barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of naphtha on a c.i.f basis and 95 RON gasoline, ULSD and 3.5% fuel oil, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 10/1/3/5/1 benchmark refining margin.

We believe the Ingolstadt refinery's realized gross margin on a per barrel basis has historically differed from the 10/1/3/5/1 benchmark refining margin due to the following factors:

- The Ingolstadt refinery has historically run a mixture of crude oils in its throughput slate, including CPC Blend, Arab Heavy, Arab Medium, Saharan Blend and other North Sea crude oils, such as Schelhallion, that, in aggregate, have historically priced at a discount to Dated Brent.
- Given its inland location, the Ingolstadt refinery incurs higher crude transportation costs, which also results in a differential to the 10/1/3/5/1 benchmark refining margin. We have estimated that ancillary crude costs, primarily transportation costs, at the Ingolstadt refinery have historically averaged USD 1.20 per barrel of throughput.
- The Ingolstadt refinery is located in an inland market, enabling the refinery to achieve a regional premium for its refined products compared to the cost of importing products from outside the region.
- The Ingolstadt refinery's production yields differ from the yields in the 10/1/3/5/1 benchmark refining margin. Therefore, the refinery's pricing will reflect its actual yields. The Ingolstadt refinery's actual production volumes are lower than those reflected in the 10/1/3/5/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

You can find additional information about the Ingolstadt refinery's historical throughput and production volumes in "Company Overview – The Acquisition of the Ingolstadt Refinery".

In addition to its refining revenues, the Ingolstadt refinery generates revenues from EBV (Germany's strategic stockholding agency) tank rental and inventory reserve.

The Acquisition of the Coryton Refinery

On February 1, 2007, we entered into a BSA to acquire BP's Coryton refinery and related businesses located in the United Kingdom. This acquisition is expected to close in the first half of 2007. There can be no assurances that the acquisition will be completed.

Because the Coryton refinery has historically been operated as part of the much larger organization BP, detailed Financial Statements are not available for the refinery.

As the performance of the Coryton refinery, similar to the performance of each of our existing refineries, does not closely follow any of the currently published industry refining margin benchmarks, we have created a benchmark refining margin for the refinery based upon publicly available pricing information that we believe more accurately reflects the refinery's actual performance. Based on information currently available to us, we believe the refinery has historically produced a mix of products that more closely corresponds to our derived 5/2/2/1 refining margin. This benchmark refining margin is calculated by assuming that five barrels of the benchmark Dated Brent crude oil are converted to two barrel of 95 RON gasoline, two barrels of ULSD and one barrel of 3.5% fuel oil. We calculate this refining margin using the market value of 95 RON gasoline, ULSD and 3.5% fuel oil on, in each case on an f.o.b. basis, against the market value of Dated Brent crude oil and refer to the benchmark as the 5/2/2/1 benchmark refining margin.

We believe the Coryton refinery's realized gross margin on a per barrel basis has historically differed from the 5/2/2/1 benchmark refining margin due to the following factors:

- The Coryton refinery processes primarily sweet crude oil from the North Sea region, which has historically constituted approximately 60% of total throughput, and heavy sour crude oils, which have historically constituted approximately 10% of total throughput. The remaining throughput consists of other feed and blendstocks, typically straight run fuel oil. These other throughputs have historically priced at a discount to Dated Brent.
- Ancillary crude costs, primarily transportation costs, at the Coryton refinery have historically averaged approximately USD 1.50 per barrel of throughput.
- The Coryton refinery's production yields differ from the yields in the 5/2/2/1 benchmark refining margin. The Coryton refinery's actual production volumes are lower than those reflected in the 5/2/2/1 benchmark refining margin due to part of the refinery's throughput being consumed as fuel in the production process.

In addition to its refining revenues, the Coryton refinery generates revenues from tank rental and compulsory reserves. In addition, the Coryton refinery will provide for synergies in our North Sea Refining System. For further detail, please refer to "Discretionary Capital Expenditures and Synergies."

Market

We believe the market outlook for 2007 as a whole will be favorable for the European refining industry due to an increasingly tight worldwide supply and demand balance for refined petroleum products. We believe that the refining industry will perform well in 2007, absent any unexpected changes and subject to seasonality changes and assuming the supply and demand balance continues to stay in line with current conditions. While we expect refining margins to fluctuate, we believe that we are positioned in the industry to perform well under current and expected market conditions.

Refinery Operations

Overview

As discussed above under "Factors Affecting Operating Results", it is common practice in our industry to look to benchmark market indicators, such as our derived 6/1/2/2/1 benchmark refining margin for the BRC refinery, 7/2/4/1 benchmark refining margin for the Cressier refinery, 5/1/2/2 benchmark refining margin for the Teesside refinery, 10/1/3/5/1 benchmark refining margin for the Ingolstadt refinery and 5/2/2/1 benchmark refining margin for the Coryton refinery, as proxy indicators of refining margins. To improve the reliability of the benchmark refining margins we have derived for our refineries (including pending acquisitions) as indicators of the refinery's actual refining margins, each refinery's benchmarks must be adjusted for the refinery's actual crude oil slate, which does not correspond to the 100% Dated Brent crude oil slate we have used in our derived benchmark refining margins; for variances from the benchmark product slate to the refinery's actual, or anticipated, product slate; and for any other factors not anticipated in the benchmark refining margin. These other factors include crude oil and product grade differentials, fuel consumed during production, ancillary crude and product costs, such as transportation costs, storage costs and credit fees, and inventory fluctuations.

The throughput estimates set forth below assume that our refinery operations will experience no operating disruptions in 2007 other than scheduled maintenance shutdowns as described below.

BRC Refinery

We expect the BRC refinery's total throughput during the first quarter of 2007 will be approximately 80,000 bpd. This throughput rate reflects management's decision to carry out extensive catch-up maintenance and enhanced training at the BRC refinery. We expect the refinery's full-year total throughput rate will be approximately 80,000 bpd to 90,000 bpd in 2007. This throughput rate reflects a significant scheduled maintenance turnaround planned for the second quarter of 2007, which will require the entire refinery to be shut down for up to 45 days.

Cressier Refinery

We expect the Cressier refinery's total throughput rate during the first quarter of 2007 will be approximately 61,000 bpd to 64,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 58,000 bpd to 63,000 bpd. This throughput rate reflects a scheduled maintenance turnaround in the second quarter of 2007, which will require shutting down the entire refinery for an estimated 35 to 45 days.

Teesside Refinery

We expect the Teesside refinery's total throughput rate during the first quarter of 2007 to be approximately 95,000 bpd to 105,000 bpd. We expect the refinery's 2007 full-year total throughput rate will be approximately 105,000 bpd to 115,000 bpd.

Antwerp Processing Facility

As part of our internal evaluation of potential areas for optimization, we are exploring possibilities that may affect the Antwerp processing facility's operating results. With expected tank rental income and other changing commercial arrangements, we expect the facility to fully fund its operations in 2007.

Ingolstadt Refinery

Based on our analysis of the Ingolstadt refinery's current configuration and operations, we expect the Ingolstadt refinery's throughput rate in 2007 will be approximately 100,000 bpd to 110,000 bpd.

Coryton Refinery

Based on our analysis of the Coryton refinery's current configuration and operations, we expect the Coryton refinery's throughput rate in 2007 will be approximately 200,000 bpd to 210,000 bpd.

Other Revenues

We engage in other activities that generate revenue, primarily centered on storage requirements for strategic petroleum reserves throughout Europe. We estimate that we will generate approximately USD 10 million in additional revenue in 2007 from these activities, excluding those related to the Ingolstadt and Coryton refineries. We expect other revenues contributed by activities included in the Ingolstadt and Coryton acquisitions, assuming 9 months of Ingolstadt operations and 6 months of Coryton operations, to be approximately USD 10 million for 2007.

Refinery Operating Expenses

Assuming the crude oil throughput levels set forth above, our annual refinery operating expenses in 2007 are expected to be about USD 160 million combined for the BRC, Cressier and Teesside refineries, excluding those related to the Ingolstadt and Coryton refineries. Based on our analysis of the Ingolstadt refinery's current configuration and operations, we estimate that its refinery operating expenses will be between USD 60 million and USD 65 million in 2007 for nine months of operations following successful completion of the acquisition. Based on our analysis of the Coryton refinery, we estimate that refinery operating expenses will be approximately USD 120 million in 2007 for six months of operations following successful completion of the acquisition. These refinery operating expense estimates include refinery personnel expenses, energy costs, non capitalized maintenance costs and other refinery operating expenses.

Other Operating Expenses

We expect our other expenses, comprised of non refinery personnel and other administrative expenses, excluding any 2007 incentive compensation, to be approximately USD 55 million in 2007. Our non refinery personnel expenses are subject to increase in 2007 based on the number of our nonrefinery employees and our financial performance. Our incentive compensation expense for 2007 will be based solely on our achievement of earnings per share results.

Depreciation and Amortization

We expect depreciation and impairment expenses to be approximately USD 140 million for 2007. This includes a full-year of depreciation of EPH assets, nine months of depreciation for the Ingolstadt refinery and six months of depreciation for the Coryton refinery. Our depreciation expenses will vary in future periods based on the completion and placing into service of our capital expenditure activity. We generally depreciate our capital activities, including those related to acquisitions (excluding goodwill), over a useful life of 20 years and our turnaround costs over a useful life between two and five years. We may be required to record impairment expenses from time to time in the future based on decreases in the fair value of our assets relative to their carrying costs.

Interest Expense

We expect that our net interest for borrowings under the working capital facilities will have a blended rate of the published LIBOR rate plus approximately 1.00%. As our financial position changes, this blended rate may increase or decrease depending on certain financial performance indicators used to set the interest rates under certain of our debt facilities. In addition, in connection with financing our potential acquisitions, we expect that interest expense will increase based on future indebtedness.

Income Taxes

We expect our effective income tax rate for 2007 to be approximately 15% or 20% of our net income before income taxes excluding any nonrecurring events. Our effective income tax rate will vary as realized refining margins fluctuate. For example, if realized refining margins are decreased our effective tax rate increases. Our effective income tax rate will also vary in connection with any acquisitions and disposals.

Capital Expenditures

We plan to fund our internal investments from cash on hand and internally generated cash flows.

Overview

We expect capital expenditures, excluding acquisitions to be USD 146 million for the year ending December 31, 2007. We currently expect to spend USD 425 million, plus the value of net working capital, to complete the acquisition of the Ingolstadt refinery in April 2007. Additionally, we expect to spend USD 1,400 million, plus the value of net working capital, to complete the acquisition of the Coryton refinery in the first half of 2007. The following table summarizes our budgeted capital expenditures, excluding future acquisitions for the year ending December 31, 2007, by major category:

Planned Capital Expenditures

(in millions of USD)	December 31, 2007[1]
Permit-related	28.0
Sustaining	50.0
Turnaround	22.0
Projects[2]	46.0
Total capital expenditures	146.0

[1]Excludes budgeted capital expenditures for the Ingolstadt and Coryton refineries, which are estimated to be approximately USD 70 million combined for six and nine months of operations, respectively.

[2]Project related capital expenditures relate to, among other things, projects to increase the throughput and the production of higher value light products at our refineries as well as IT projects. Please refer to "Discretionary Capital Expenditures" below.

Discretionary Capital Expenditure Plan and Estimated Synergies

Discretionary Capital Expenditure Plan

Included in our forecasted project related capital expenditures are several projects that we expect will increase the yield of light products and improve operations at our refineries. As a result of these planned improvements, we expect to generate a high rate of return on our capital expenditures. In total, these projects are expected cost about USD 200 million with expected returns of approximately USD 100 million annually thereafter. We expect to put our currently planned group of projects into service from 2007 to 2009.

We plan to fund our budgeted capital and acquisition expenditures for the year ending December 31, 2007, including those related to the acquisitions of the Ingolstadt and Coryton refineries, with a combination of available cash on hand, cash from operations and borrowings.

The amount of our future capital expenditures, excluding acquisitions will depend on a number of factors, including any acquisitions we may complete, environmental and other regulatory requirements and general economic conditions and growth prospects.

BRC Refinery

At the BRC refinery, we are looking to change the type of catalyst in the reformer to increase the unit's production. The total isomerization (TIP) improvement project will increase the reformer's production in the summer by replacing the catalyst to improve the unit's configuration. The replacement of catalyst is expected to occur during the next planned maintenance shutdown in 2007 at a total cost of less than USD 1 million. We have also identified improvements to the BRC refinery's crude and vacuum unit to improve the separation to reduce the fuel oil production and increase production of clean transportation fuels, in each case in an amount expected to be approximately 3,500 bpd. Based on our estimates, this project is expected to cost approximately USD 15 million, of which USD 5 million was spent in 2006, and is also planned to be completed during the scheduled turnaround in 2007.

Cressier Refinery

We have identified several smaller projects at the Cressier refinery that all focus on improving the performance of the refinery's crude unit. These projects are expected to debottleneck the crude unit, increase throughput, increase ULSD production and improve yields. The expected implementation of these projects is 2009. The total cost of this combined group of projects, based on our current estimates, is expected to be approximately USD 60 million through 2009. These projects are expected to increase the Cressier refinery's throughput by approximately 5,000 bpd and increase its yields of distillates and decrease its yields of heavier oils, in each case by 3,000 bpd.

Teesside Refinery

At our Teesside refinery, we are looking at three projects that would improve the refinery's crude unit performance, allow the refinery to run alternative feedstocks, decrease production of fuel oil and increase the yield of clean transportation fuels. The crude distillation unit de-bottlenecking and heavy gasoil project will increase crude capacity and is expected to increase the production of gasoil and decrease the production of fuel oil, in each case by approximately 4,500 bpd. This project is expected to be completed in 2008 and its total cost, based on our estimates, is expected to be approximately USD 20 million to USD 30 million. Additionally, we have identified a larger project, which would allow an increase in the sulfur content of feedstocks used, in an amount expected to be approximately 1,000 bpd, and increase the utilization of the refinery's hydrotreater. The replacement of the existing sulfur plant would also increase the refinery's reliability, allowing for increased capacity. In conjunction with this project, upgrades will be made to the marine facilities and new crude tankage will be installed to accommodate the higher sulfur content feedstocks. Based on our estimates, this project will cost approximately USD 80 million by the time it is placed in service, during the refinery's scheduled turnaround in 2008.

Antwerp Processing Facility
We are planning to improve the Antwerp processing facility's sulfur recovery ability. By improving sulfur recovery, the desulphurization unit will be able to process a cheaper, high sulfur gasoil rather than the current more expensive Russian gasoil to produce 10ppm ULSD. This will provide additional gasoil hydrotreating capability for midstream feedstocks sourced from other locations in our North Sea System. We expect this project to cost approximately USD 2 million and to be completed in 2007.

Ingolstadt Refinery
Based on our initial appraisals of the Ingolstadt refinery, we have identified several projects that we intend to implement upon successful completion of the acquisition. One project currently in process at the refinery is the expansion of the rail-car facilities to improve the distribution of products from the refinery and thereby allowing for greater throughput. As part of the SPA for the Ingolstadt refinery, we have agreed to fund the remaining expenditures for the project, which are currently expected to amount to approximately USD 5 million. This project is expected to increase the Ingolstadt refinery's loading capacity and thereby its yields for distillates and decrease its yields for heavier oils, in each case by 3,000 bpd. Upcoming legislation in Germany requires the Ingolstadt refinery to produce heating oil with a sulfur content of 1,000ppm. Based on our estimates, this project is expected to cost approximately USD 15 million and is expected to be completed in 2007 in order to comply with the deadline set by the legislation. This project is expected to enable the Ingolstadt refinery to produce approximately 4,000 bpd of low sulfur heating oil. Following the implementation of the 1,000 ppm heating oil project, the former reactor will be available for increased production of ULSD. The cost of this project is estimated to be approximately USD 9 million and would also be completed in 2007. This project is expected to increase the Ingolstadt refinery's production of ULSD by approximately 3,000 bpd. We have also identified a potential project to commission a third party company to produce bio-diesel blending components. This third party would bear the cost of constructing a production plant for bio components on-site at the refinery and would provide us with discounted blendstocks in exchange for its use of the on-site plant. This project is expected to require no capital outlay on our part and, if undertaken, is expected to be completed in 2008.

After our completion of the Ingolstadt and Coryton acquisitions, our discretionary capital expenditures will be subject to review and further evaluation.

Estimated Synergies

We have identified a number of synergistic processes that are expected to return incremental earnings to our North Sea Refining System under certain assumptions. We plan to send about 7,000 bpd of low sulphur straight run fuel oil produced at our Teesside refinery to be used at the Coryton refinery as a feedstock. This would allow the Coryton refinery to utilize more sour crude oils on about 20% of their total throughput and thus, we plan to send about 14,000 bpd of intermediate feedstocks from Coryton to BRC and the Antwerp processing facility. Additionally, we plan to enhance distillate production at our Antwerp processing facility by shipping about 20,000 bpd of high sulfur gasoil from our BRC and Coryton refineries to the facility. The goal of this interchange of feedstocks and processing is to increase the yield of middle distillation. These synergies are part of our initial review of the North Sea Refining System and are subject to review and further evaluation. After completion of the Coryton refinery acquisition the synergy processes and earnings contribution will be reviewed and subject to further evaluation.

Quantitative and Qualitative Disclosure About Market Risk

General
The risks inherent in our business are the potential loss from adverse changes in commodity prices and certain operating costs, as well as exchange rates, interest rates, counterparty and operational risks.

Commodity Price Risk
Our earnings, cash flow and liquidity can be significantly affected by a variety of factors beyond our control, including the supply of crude oil and other feedstocks and the demand for gasoline, diesel and other petroleum refined products. The demand for these commodities

depends upon, among other factors, changes in global and regional economies, seasonal buying patterns, weather conditions, regional and global political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, the amount of new refining capacity, the marketing of competitive fuels and the extent of government regulation. Our revenues fluctuate significantly with movements in the price of refined petroleum products, our cost of sales fluctuate significantly with movements in crude oil and other feedstock prices and our operating expenses fluctuate with movements in the price of electricity.

Our results are also sensitive to the fluctuations in electricity prices and other fuel costs due to the use of electricity and other fuels to power our refinery operations.

Foreign Currency Exchange Rate Risk

Overview

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates: translation and transaction risk. We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the US dollar, which is our presentation currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the US dollar. We are exposed to transaction risk because our revenues and costs, as well as the debt and receivables related to such transactions, are denominated in US dollars as well as Euro, Swiss Francs and British Pounds.

Translation Risk

Substantial portions of our revenues and operating expenses are recorded in Euros, Swiss Francs and Pounds Sterling and then translated into US dollars for inclusion in our Financial Statements. Thus, a decline in the value of the Euro, Swiss Franc or British Pound against the US dollar will have a negative affect on our revenues as reported in US dollars. Conversely, a decline in the value of the euro, Swiss Francs or British Pounds against the US dollar will have a positive effect on our expenses as reported in US dollars.

Transaction Risk

We are exposed to transaction risk because our revenues and expenses are denominated not only in US dollars but also in Euro, Swiss Francs and British Pounds. Accordingly, the relative movements of the exchange rate of the US dollar against any of these non-US dollar currencies can significantly affect our results of operations.

In connection with our acquisitions of the Ingolstadt and Coryton refineries, we expect to incur some indebtedness which has potential to be denominated in different currencies. As a result, a decrease in the value of any non-US dollar currency against the US dollar will result in a decrease in the US dollar value of the relevant non-US dollar-denominated indebtedness. Conversely, an increase in the value of such currency against the US dollar will result in an increase in the US dollar value of such indebtedness.

Interest Rate Risk

As of December 31, 2006, we did not have any borrowings. As we borrow in the future on our working capital facilities, we will be subject to interest rate risk, as all of these borrowings bear floating rates of interest. As of December 31, 2006, we had no interest rate swaps.

Credit Risk

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily in connection with commercial transactions, investments and plant maintenance contracts. Our policy is to manage these risks by setting credit risk limits for selected counterparties, based, among other things, on the credit rating and our review of the counterparty, the duration of the exposure and monetary amount of the credit risk exposure. In addition, our trade debtor portfolio principally consists of strong players in world markets, including major oil companies. For sales of petroleum products, we also make extensive use of bank guarantees, letters of credit, or similar credit mitigation instruments.

Risks Relating to Our Business and Our Industry

The Company is subject to various risks relating to changing economic, political, legal, social, competitive, industry, business and financial conditions. The main risks to the Company's objectives are described below:

Refining margins significantly impact our profitability and cash flow. Crude oil prices, refined petroleum product prices, refining margins and our results of operations have fluctuated significantly in the past.

As an oil refiner, our results are primarily affected by the differential between refined petroleum product prices and the prices of crude oil used for refining. This price differential, once direct costs are subtracted, constitutes our refining margin. This means we will not generate operating profit or positive cash flow from our refining operations unless we are able to buy crude oil and sell refined petroleum products at margins sufficient to cover the fixed and variable costs of our refineries. Although the strong demand for crude oil and refined petroleum products during recent years has contributed to high refining margins, it is possible that refining margins will decrease in the future due to factors beyond our control. A decrease in refining margins could have a material adverse effect on our business, results of operations and financial condition.

Historically, refining margins have fluctuated substantially. Refining margins are influenced principally by supply and demand for crude oil and refined petroleum products, which in turn determine their market prices. Other factors, in no particular order, that may have an impact on prices and refining margins include:

- changes in global economic conditions, including exchange rate fluctuations;
- changes in global and regional demand for refined petroleum products;
- market conditions in countries in which we refine or sell our refined petroleum products and the level of operations of other refineries in Europe;
- aggregate refining capacity in the global refining industry to convert crude oil into refined petroleum products, including those we refine;
- changes in the cost or availability of transportation for crude oil, feedstocks and refined petroleum products;
- availability of price arbitrage for refined petroleum products between different geographical markets;
- political developments and instability in petroleum producing regions such as the Middle East, Russia, Africa and Central and South America;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") and other petroleum producing nations to set and maintain oil price and production controls;
- seasonal demand fluctuations;
- expected and actual weather conditions;
- to the extent unhedged, changes in prices from the time crude feedstocks are purchased and refined petroleum products are sold;
- the extent of government regulation, in particular as it relates to environmental policy, fuel specifications and energy taxes;
- the ability of suppliers, transporters and purchasers to perform on a timely basis, or at all, under their agreements (including risks associated with physical delivery);
- price, availability and acceptance of alternative fuels; and
- terrorism or the threat of terrorism that may affect supply, transportation or demand for crude oil and refined petroleum products.

Disruption of our ability to obtain crude oil and other feedstocks could reduce our margins and results of operations.

We require crude oil and other feedstocks to produce refined petroleum products. We purchase our crude oil primarily on the spot and forward markets from, among others, oil majors, crude oil marketing companies and independent producers. Crude oil supply contracts are generally short-term contracts with market-responsive price provisions. Further, a significant portion of our crude oil is supplied from the North Sea, Africa, the Middle East, Russia and Kazakhstan and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions, such as labor strikes, regional hostilities and unilateral announcements by any of the countries within these regions that some or all oil exports for a specified period of time will be halted. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. Moreover, unlike certain of our competitors that have their own oil exploration and production operations, we are dependent on third parties for continued access to crude oil and other raw materials and supplies at appropriate prices. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected. Further, we may be subject to governmental restrictions on our purchases of certain crude oil because of economic sanctions against the government of the country that is the source of the crude oil, which may result in higher costs or the lack of availability of crude oil.

We are dependent on certain third party suppliers for the provision of services that are necessary for our refineries' operations. If third parties are unable to perform under our contracts with them or cancel these contracts, we may be unable to operate our refineries.

Each of our refineries is dependent on receiving a steady and adequate supply of electricity and water provided by local utility companies. Any disruptions in these utilities, such as a power grid failure, could force us to shut down the affected refinery and have a material adverse effect on our results of operations, financial condition and cash flows.

Our Teesside refinery is dependent on the adjacent SABIC petrochemicals facility for the supply of key utilities, including hydrogen and nitrogen, power from the local utilities grid and effluent treatment in SABIC wastewater treatment plant; the provision of crude storage capacity; and for the use of SABIC jetty for loading refined products for delivery to customers. Most of the agreements covering these services are terminable by SABIC with 12-months' notice. If SABIC were to terminate these agreements, or if SABIC were to become insolvent, our Teesside refinery may have to shut down until it is able to find alternative local suppliers willing to provide these services. There may be no other local suppliers that are able to provide these services. Even if local suppliers were available, there can be no assurance that such suppliers would be able to supply the Teesside refinery with the quantity and quality of the services that it requires or that the refinery would not be required to shut down while the necessary infrastructure for providing these services was constructed. In addition, the terms of the alternative supply arrangements may contain prices that are unfavorable to us.

Our Cressier refinery receives all of its crude oil feedstock from Fos-sur-Mer through the SPSE, SFPLJ and OJNSA spurs. When we acquired the Cressier refinery in 2000, we entered into a contract with the SPSE pipeline company to transport oil from Fos-sur-Mer to our pipeline connection point in France. This contract is terminable by SPSE in certain circumstances on 24-months' notice. We do not have throughput arrangements for the SFPLJ and OJNSA pipeline spurs from the French border to the Cressier facility as they are 100% and 80% owned by us, respectively. If we are unable to transport crude oil to our Cressier refinery through our existing pipeline arrangements, we will have to implement transportation alternatives. The cost of these alternatives would likely be significantly higher than our current pipeline transportation costs.

If any of our service arrangements with SABIC or the SPSE pipeline company are terminated, this could have a material adverse effect on our business, results of operations and financial condition. Moreover, to the extent our customers require us to deliver our products by specified delivery dates and we fail to do so because we are not able to make alternative service arrangements, we may incur penalties. Such delays could also damage our reputation with customers.

Our planned acquisition of the Ingolstadt refinery will further increase our dependency on third-party crude oil pipeline systems. The Ingolstadt refinery relies solely on the TAL pipeline system for the delivery of its crude. In connection with the acquisition, we will enter into contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system. If we are unable to transport crude oil to the Ingolstadt refinery through these arrangements, we will need to utilize transportation alternatives. The cost of these alternatives would likely be significantly higher than pipeline transportation costs over the TAL pipeline system and could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to significant environmental regulations and environmental risks.

Like those of other European oil refiners, our operations are subject to numerous EU, national, regional and local environmental laws and regulations, including legislation that implements international conventions or protocols. In particular, these laws and regulations restrict the types, quantities and concentration of various substances that can be released into the environment in connection with production activities and impose administrative sanctions and criminal and civil liabilities for pollution. These laws and regulations also restrict emissions and discharges to water resulting from the operation of refineries and other facilities that we own and operate, as well as establishing standards for the composition of gasoline, diesel fuel and other petroleum products. In addition, our operations are subject to laws and regulations relating to the generation, handling, transportation, sale, storage, disposal and treatment of materials that may be considered to be contaminants when released into the environment.

Environmental laws and regulations that affect our operations, processes and margins have become and are becoming increasingly stringent. If we violate or fail to comply with these laws and regulations, we could be fined or become liable for remediation costs or subject to other sanctions. In addition, the regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They could also mandate upgrades or changes to our processes that could have a significant impact on cost.

We need a variety of permits to conduct our operations. We must comply with our permits and renew those permits to operate our facilities. In addition, failure to comply with our permits could subject us to civil penalties, criminal sanctions and closures of our facilities. We are in the process of renewing the permit for our Teesside refinery and the permits for the operation of our Antwerp processing facility and expect to be required to carry out various improvements and upgrades in connection with the renewal of these permits, in addition to the investment and upgrading programs we are required to undertake as a condition attached to the recent permit renewal for our BRC refinery.

Sites at which we operate have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that can give rise to potential liabilities in respect of remediation. Potential liabilities can also arise in relation to land previously owned by companies or refineries that we have acquired but where such land was sold prior to our acquisition of those companies or refineries. With respect to our acquisitions, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters and contingencies relating to acquired facilities. In addition, environmental indemnities given to us by sellers typically contain thresholds and other limitations as to the aggregate amount of the sellers' obligations. Consequently, we may be required to expend considerable amounts to remediate pre-existing environmental contamination or conditions at sites we have acquired.

We have identified soil and groundwater contamination at our sites and are undertaking measures to address the identified contamination, in consultation with regulatory authorities where necessary. For example, we have budgeted expenditures at our existing three refineries and our Antwerp processing facility relating to known contamination, and we may need to make additional expenditures, which could be significant, to comply with environmental laws and regulations. In response to an investigation by the Belgian authorities, we submitted a ten-year remediation report to Belgian regulators for one of the sites at the Antwerp processing facility and the proposed measures have been in principle accepted by the regulators. The Belgian authorities have not yet responded to our orienting plan in respect of the other site at the Antwerp processing facility, and we cannot assure you that this plan will be accepted in its current form or at all. Similarly, we will need to make expenditures, which could be significant, to address soil and groundwater contamination at the BRC refinery, for which we recorded a provision of USD 20.9 million as of December 31, 2006. We have provided the authorities with an initial orienting report regarding the contamination but have not yet received a response to the report.

The risk of significant environmental remedial liability is inherent to our business. No assurance can be given that such liability will not arise in the future as a result of the application of present or future laws and regulations to existing contamination, whether presently detected or otherwise, or misinterpretation of data regarding such contamination, or future contamination of any of our sites or otherwise arising out of our activities and operations.

We are subject to regulations of the European Union in regards to carbon dioxide emission. We did not purchase carbon dioxide credits in the market during 2006, nor were we levied any fines or experience any operational disruption due to carbon dioxide emissions.

In addition to liability for remediation costs and regulatory non-compliance, we may be liable under common law, e.g. negligence and/or nuisance, for the environmental impact of our operations on third parties. We could also be subject to liabilities to third parties that include, without limitation, liabilities for crude oil or refined petroleum product spills, discharges of hazardous materials into the soil, air and water and other environmental liabilities. Compensation to third parties, as well as other liabilities mentioned, may involve significant costs. Any such payments could reduce or eliminate the funds available for financing our normal operations and planned development or result in the loss of our properties. We cannot assure you that discharges of hazardous materials will not occur in the future or that third parties will not assert claims against us for damages allegedly arising out of any past or future contamination.

Stricter environmental, health and safety laws and enforcement policies could result in substantial costs and liabilities for us, and could result in our handling, manufacture, use, reuse or disposal of substances or pollutants being subjected to more rigorous scrutiny by relevant regulatory authorities than is currently the case. Compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business. For example, the proposed new system in the EU for registration, evaluation and authorization of chemicals (known as REACH) is expected to be among the most significant environmental issues affecting our operations in the future. Although the final form of the new system has not yet been determined, we are likely to be impacted by REACH, both as a high-volume manufacturer of petroleum substances as well as in our role as a downstream user of other substances.

In addition, we cannot assure you that we will be able to meet future refined product standards that may be introduced by the EU or other relevant jurisdictions or that we will have sufficient funds to make the necessary capital expenditures to produce products that comply with future specifications and regulations.

We must comply with health and safety regulations at our facilities and failure to do so could result in significant liability and/or fines and penalties.

Our activities are subject to a wide range of EU, national, provincial and local occupational health and safety laws and regulations in each jurisdiction in which we operate. These health and safety laws are constantly changing, as are the priorities of those who enforce them. Failure to comply with these health and safety laws could lead to criminal violations, civil fines and changes in the way we operate our facilities which could increase the costs of operating our business.

A significant interruption or casualty loss at any of our refineries could reduce our production, particularly if not fully covered by our insurance.

Our operations could be subject to significant interruption if any of our refineries or processing facilities were to experience a major accident, be damaged by severe weather or other natural disaster or otherwise be forced to shut down or curtail production due to unforeseen events, such as acts of God, nature, power outages, fires and acts of terrorism. Any such shut-down would reduce the production from that refinery. For example, fires have forced the BRC refinery, which we acquired in May 2006, to shut down selected units several times, most recently, in September 2006 for a couple of weeks. There is also risk of mechanical failure and equipment shut-downs both in general and following unforeseen events. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. In the event any of our refineries are forced to shut down for a significant period of time, or if any of the above events were not fully covered by our insurance, this would have a material adverse effect on our results of operations and financial condition.

We may be exposed to economic disruptions in the various countries in which we operate and in which our suppliers and customers are located. These disruptions could adversely affect our operations, tax treatment under foreign laws and our financial results.

Although we operate primarily in Belgium, Switzerland, the United Kingdom and Germany, our operations extend beyond these countries. We export refined petroleum products to certain other areas, including the Netherlands, Africa and North America. Additionally, we purchase the crude oil that we refine predominantly from the North Sea, Africa, the Middle East, Russia and Kazakhstan. Accordingly, we are subject to legal, economic and market risks associated with operating internationally, purchasing crude oil and supplies from other countries and selling refined petroleum products to them. These risks include:

- interruption of crude oil supply;
- devaluations and fluctuations in currency exchange rates;
- imposition or increase of withholding and other taxes on remittances by foreign subsidiaries;
- imposition of trade restrictions or embargoes against certain states, preventing us from buying crude oil and other feedstock from, or selling products to these states;
- imposition or increase of investment and other restrictions by foreign governments;
- failure to comply with a wide variety of foreign laws; and
- unexpected changes in regulatory environments and government policies.

Our international operations also expose us to different social, political and business risks in each jurisdiction. For example:

- we will need to comply with varying union and collective bargaining agreements in a number of locations;
- we will have to implement local solutions to manage credit risks of local customers;
- our profitability will be affected by fluctuations in currency exchange rates; and
- we may be faced with political, social and labor instability that could disrupt or increase the cost of our operations.

We cannot assure you that we will develop and implement systems and policies that enable us to operate profitably, or at all, in all of the locations where we do business.

As our group operates in multiple jurisdictions, we may be subjected to changes in tax law and/or practice, which potentially represent a risk to our tax planning for the Company.

Critical Accounting Judgments and Estimates

The preparation of our Financial Statements in conformity with International Financial Reporting Standards ("IFRS") requires the use of estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and provide a basis for making judgments about the carrying value of assets and liabilities that are not readily available through open market quotes. Estimates and assumptions are reviewed periodically, and actual results may differ from those estimates under different assumptions or conditions. We must use our judgment related to uncertainties in order to make these estimates and assumptions.

We have summarized below our accounting estimates that require more subjective judgment by our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results in our Financial Statements.

Useful Lives of Property, Plant and Equipment

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Forward Purchase and Sale Commitments

We enter into forward purchase and sales contracts for crude oil procurement and to deliver refined products to distributors and end customers. We have determined that these contracts do not meet the criteria of a derivative financial instrument according to International Accounting Standards ("IAS") 39 *Financial Instruments: Recognition and Measurement*. This is due to management's determination that the function of these activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Environmental Costs

We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change. Costs of future expenditures are not discounted to their present value, as the timing of cash payments can not be reliably determined.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining First-in, First-out ("FIFO") Inventory

In determining the costs of our crude oil and refined petroleum products in inventory, management must make certain assumptions and estimates in order to develop the production cost of our refined petroleum products. While crude oil valuation is directly attributed to relevant purchase contracts and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, a write down of crude oil or refined petroleum products to its net realizable value is made. Management periodically reassesses its assumptions and estimates, and judgment is required when determining the assumptions. Changes to these assumptions and estimates can significantly affect the outcome of the value of the oil products.

Impairment of Assets

In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Finance Lease Commitments

We have a contract with a third party to provide hydrogen to our Cressier refinery; in the course of evaluating that contract under IFRIC 4 *Determining Whether an Arrangement Contains a Lease*, we have determined that contract to be a finance lease.

Corporate Governance



Introduction and Principles

Petroplus is fully committed to meeting high standards of corporate governance. We comply with the standards established in the "Swiss Code of Best Practice for Corporate Governance" and the "SWX Swiss Exchange Directive on Information Relating to Corporate Governance", both effective since July 1, 2002.

Group Structure and Shareholders

Group Structure

Petroplus Holdings AG ("Petroplus", "us", "our", "we" or the "Company") is a holding company organized under Swiss Law with its legal domicile in Zug. Upon completion of the disposal of non-core assets that took place in 2005 and 2006, the Company has concentrated its business activities solely on refining crude oil and on the marketing of those refined products. See Note 4 of the Consolidated Financial Statements for detailed segment information.

All major group companies are set out in the list of subsidiaries in Note 32 of the Consolidated Financial Statements. None of the subsidiaries of Petroplus are listed on the SWX Swiss Exchange or any other stock exchange worldwide.

Petroplus registered shares (Symbol: PPHN) are traded in the main market of the SWX Swiss Exchange (ISIN: CH0027752242). The market capitalization at year-end was CHF 4,517 million or approximately USD 3,702 million.

Neither, Petroplus Holdings AG nor any of its subsidiaries, held treasury shares at December 31, 2006.

Significant Shareholders

According to the information received by the Company, the following shareholders reported shareholdings above 5% of share capital and voting rights:

Significant shareholders	Percentage owned
RIVR Holding B.V., The Netherlands[1]	21.00%
FMR Corp., United States of America[2]	6.17%

[1] RIVR Holding B.V., a registered company in The Netherlands is the former majority shareholder of Petroplus. Prior to the Initial Public Offering on November 30, 2006 RIVR Holding B.V. held 94.50% of the Company's shares. In the Initial Public Offering (including the shares sold upon exercise of the over-allotment option) it sold 25,300,000 Company's shares resulting in an ownership of 21.0% (12,818,150 of the Company's shares).

[2] FMR Corp. a company located in Boston, USA, is the parent company of Fidelity Management & Research Company, an investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. The shareholding was reported to us on December 12, 2006.

RIVR Holding B.V. informed the Company on February 12, 2007 that it has sold all of its shares in the Company (21% of voting rights as of December 31, 2006).

To the best of the Company's knowledge, no other shareholder holds 5% or more of Petroplus Holdings AG shares as at December 31, 2006. Additionally, Petroplus is not aware of any shareholder agreements.

Cross-Shareholdings

There are no cross-shareholdings of Petroplus with another company or group of companies outside of the Petroplus group.

Capital Structure

Capital

The Company's share capital at December 31, 2006 was CHF 560,315,988 and is divided into 61,036,600 registered shares with a par value of CHF 9.18 each. The share capital is fully paid.

Authorized and Conditional Capital

Authorized Capital

The Board of Directors ("BoD") is, according to article 5 of the Articles of Association, authorized to increase the share capital, at any time between November 29, 2006 and November 29, 2008, by a maximum amount of CHF 185,144,994 by issuing a maximum of 20,168,300 registered shares with a nominal value of CHF 9.18 each. On December 5, 2006, the BoD issued 2,700,000 with a total nominal value of CHF 24,786,000. The BoD is entitled to issue these shares by means of a firm underwriting or in partial amounts. The maximum amount of the authorized capital will be reduced by the amount used in a capital increase out of conditional capital, according to article 6a of the Articles of Association, in connection with bonds or similar debt instruments as described below.

The BoD is authorized to determine the issue date, the issue price, the manner in which the new shares have to be paid, the date from which they carry the right to dividends and the allocation of unexercised preemptive rights. Shares that are subject to preemptive rights are to be sold at market conditions to the extent rights are not exercised.

The BoD is authorized to exclude or restrict the preemptive rights of the shareholders provided that the new shares are to be used either for the takeover of enterprises by way of exchange of shares or for granting an over-allotment option (greenshoe) of up to 20% of the new shares to the joint lead managers in connection with a placement of shares at market price.

Conditional Capital

As of December 31, 2006, Petroplus Holdings AG's conditional share capital amounted to CHF 205,405,254, divided into 22,375,300 fully paid registered shares with a nominal value of CHF 9.18 each pursuant to which 4,907,000 of registered shares will be available for issuing under the exclusion of shareholders' pre-emptive rights to directors, employees and consultants of Petroplus Holdings AG and its subsidiaries exercising option rights granted to them under employee participation plans or shareholders exercising the 2,420,134 options granted to them (see article 6 of the Articles of Association and section 2.6 – Convertible bonds, warrants and options below) and up to 17,468,300 registered shares will be available for issuing through the exercise of warrants and/or notes granted in connection with bonds or similar debt instruments or options granted by Petroplus Holdings AG (see article 6a of the Articles of the Association). These 17,468,300 registered shares will be reduced by the amount used in a capital increase out of authorized capital according to article 5 of the Articles of Association as described above.

In connection with the issuance of convertible or warrant-bearing bonds or any similar debt instruments, the BoD is authorized to restrict or exclude the rights of advanced subscription of existing shareholders and allocate such rights to third parties to finance or refinance the acquisitions of enterprises or divisions thereof, or of participations, or of new investment plans of Petroplus Holdings AG, or to issue warrants or convertible bonds on national or international capital markets.

Changes of Capital

The changes to Petroplus Holdings AG's share capital that have taken place since its incorporation on February 20, 2006 until December 31, 2006 are described as follows:

Petroplus Holdings AG (formerly Argus Atlantic Energy Ltd. or "Argus") was incorporated in Bermuda on February 20, 2006 with an authorized share capital of USD 48,000 comprising 4,800,000 common shares of par value USD 0.01 per share. On February 22, 2006, the authorized share capital was increased from USD 48,000 to USD 2,000,000, of which USD 48,000 comprised 4,800,000 common shares of par value USD 0.01 per share that were issued on that day.

On July 28, 2006 the share capital of Argus was consolidated on the basis of one share at USD 7.50 par value for every 750 shares of USD 0.01 par value leaving the issued share capital unchanged at USD 48,000, resulting in 6,400 issued common shares of par value USD 7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value USD 7.50 were issued out of the authorized share capital, resulting in a total issued share capital of USD 1,080,000, consisting of 144,000 common shares of par value USD 7.50 each.

On August 1, 2006, Argus's authorized share capital was increased from USD 2,000,000 to USD 750,000,000, out of which USD 15,558,375 comprised 2,074,450 common shares at par value USD 7.50 per share which were issued on the same day, leading to a total issued share capital of USD 16,638,375, consisting of 2,218,450 common shares at par value USD 7.50 each.

On August 21, 2006, Argus's issued share capital was increased from USD 16,638,375 to USD 302,524,500 by issuing 38,118,150 common shares of par value USD 7.50 out of Argus's authorized share capital. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR Acquisition B.V. Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to USD 302,524,500, consisting of 40,336,600 common shares.

When registered in Switzerland, the existing share capital was converted from US dollars into Swiss Francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid registered shares with a nominal value of CHF 9.18 each.

Pursuant to a shareholders' resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their preemptive rights and the share capital increase was registered in the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

On December 5, 2006, the over-allotment option granted in connection with the Initial Public Offering ("IPO") was fully exercised and resulted in an additional issuance of 2,700,000 registered shares with a nominal value of CHF 9.18 each out of the authorized capital. Accordingly, the share capital was increased by CHF 24,786,000 from CHF 535,529,988 to CHF 560,315,988 resulting in 61,036,600 registered shares with a nominal value of CHF 9.18 each.

Shares, Participation and Profit Sharing Certificates

Registered Shares

As of December 31, 2006, Petroplus Holdings AG has 61,036,600 fully paid registered shares in issue, each with a nominal amount of CHF 9.18.

Each registered share is entitled to one vote at the general meeting of shareholders. Voting rights may only be exercised after the shareholder has been registered in the share register. All shares participate equally in and are entitled to full dividends declared by the Company.

Participation and Profit Sharing Certificates

Petroplus Holdings AG did not have any participation certificates or profit sharing certificates outstanding at December 31, 2006 or at any time within the period presented in the annual report.

Limitations on Transferability and Nominee Registrations

There are no restrictions for Swiss or foreign investors with regard to registration in the share register, insofar as they declare to have acquired shares for their own account. See also section regarding voting rights and representation restrictions.

According to the Articles of Association shareholders are not entitled to request the printing and delivery of certificates for registered shares. However, the shareholder may at any time request a confirmation of the number of his or her registered shares, which is to be issued by Petroplus Holdings AG.

Convertible Bonds, Warrants and Options

No convertible bonds have been issued by Petroplus Holdings AG or any entity under its control. Petroplus has granted a total of 2,742,634 options. The options have been granted through two option plans. Under the Equity Incentive Plan 2,420,134 options were granted to investors (some of which are Directors or Senior Management) in connection with purchases of its shares and are not dependent upon employment or service. Each of the options granted in an investment capacity provide the holder the right to purchase one share at a price of USD 15.80, become fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the BoD), have a duration of ten years and are subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. Out of the total of 2,420,134 options, 1,109,225 vested upon the IPO of the Company on November 30, 2006, another 1,109,225 options will vest on July 31, 2008 and the remaining 201,684 options will vest on June 1, 2009. The remaining 322,500 options outstanding were granted on November 29, 2006, under the Equity Participation Plan. The options provide the holder with the right to purchase one share at the Offer Price of CHF 63.00. The options have a life of ten years and will vest in equal amounts on November 29, 2007, 2008 and 2009. All options currently granted under the Equity Participation Plan are held by employees and non-executive members of the board. As of December 31, 2006, no options were granted to senior management under this Equity Participation Plan. See section "Compensation, shareholdings and loans" and Notes 22 and 24 in the Consolidated Financial Statements for further information regarding these plans.

Board of Directors

Members of the Board of Directors

The Petroplus Holdings AG's Articles of Association stipulate that the BoD consists of a minimum of three members. At December 31, 2006, the BoD has 10 members and is composed as follows:

Name	Nationality	Position	Date of first appointment	Term expires [1]
Thomas D. O'Malley	American	Chairman and CEO	February 2006 [2]	2009
Patrick Monteiro de Barros	Portuguese	Vice Chairman, non-executive	November 2006 [3]	2009
Peter Backhouse	British	Non-executive member	November 2006	2007 [4]
Markus Dennler	Swiss	Chairperson, non-executive	November 2006	2009
Walter Grüebler	Swiss	Non-executive member	November 2006	2008
N. John Lancaster	American	Non-executive member	August 2006	2007 [4]
Maria Livanos Cattaui	Swiss	Non-executive member	November 2006	2008
Eija Malmivirta	Finn	Chairperson, non-executive	November 2006	2009
Patrick Power	Irish	Non-executive member	November 2006	2008
Baran Tekkora	Turk	Non-executive member	November 2006	2007 [4]

1) The duration of the term expressed in years was determined at the extraordinary shareholders' meeting held on November 29, 2006. The term will expire on the day of the ordinary shareholders' meeting held in the respective year set forth in this column.
2) Includes Thomas D. O'Malley's term as chairman of Argus.
3) Patrick Monteiro de Barros was a founder of and a member of the BoD of Argus from February 2006 to August 2006.
4) These BoD members resigned their positions as of February 12, 2007, upon the sale of RIVR Holdings shares in the Company. The Company will nominate new members to be elected at the Annual Shareholders meeting.

Education, Professional Background, Other Activities and Functions

With the exception of Mr. O'Malley, our Chief Executive Officer ("CEO"), and Mr. De Barros, who was founder and Director of Argus before its migration to Switzerland, none of the other members of the BoD has or have had any management responsibility within the Petroplus Group. With the exception of their ownership interest, none of the other members of the BoD has or have had any significant business connection with Petroplus or its affiliated companies.

Thomas D. O'Malley (Chairman and CEO)
Education – Bachelor of Science in Economics from Manhattan College, USA

Professional background – Thomas D. O'Malley has served as our CEO since the incorporation of Argus in February 2006. Prior to that, he served as the chairman of the Board of Directors of Premcor Inc. from February 2002 to September 2005, a Senior Executive Employee of Premcor Inc. from January 2005 to September 2005, Chief Executive Officer of Premcor Inc. from February 2002 to December 2004 and president of Premcor Inc. from February 2002 to January 2003. Mr. O'Malley served as Vice Chairman of the Board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 to January 2002. He served as Chairman and Chief Executive Officer of Tosco from January 1990 to September 2001 and President of Tosco from May 1993 to May 1997 and from October 1989 to May 1990.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Patrick Monteiro de Barros (Vice Chairman and Chairperson of the Compensation Committee, non-executive)
Education – BA from the University of Paris and Ecole Supérieur de Commerce de Paris, France

Professional background – Patrick Monteiro de Barros has served as Chairman and Chief Executive Officer of Argus Resources Ltd. (U.K.) since 1988 and serves as a member of the board of Espirito Santo Financial Group. He was president and Chief Executive Officer of Sigmoil Resources from 1987 to 1988 and Senior Vice President of Philipp Brothers from 1975 to 1987.

Activities in governing and supervisory bodies – Patrick Monteiro de Barros serves as a Chairman of the Monteiro de Barros Foundation, Lisbon, Portugal, Chairman of Protea Holdings, NY, USA and is a Non-executive Member of the Board of the Espirito Santo Group.

Permanent management and consultancy functions for Swiss and foreign interest groups – Chairman of Argus Resources (UK) Ltd. UK

Peter Backhouse (Non-executive Member)
Education – Diplomas in Marketing and Agriculture

Professional background – Peter Backhouse has served as a director of BG Group PLC, the international gas exploration, production and marketing company, and as a Member of the Advisory Board of Carlyle/Riverstone Global Energy and Power Funds since 2000. He also acts as an energy industry adviser. During his 25-year career with the British Petroleum Company (BP), Mr. Backhouse held a series of senior positions in exploration and production, refining, marketing and finance, most recently as Executive Vice President of global refining and marketing.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Markus Dennler, Dr. (Non-executive Member and Chairperson of the Audit Committee)
Education – Juris Doctor University of Zurich, doctorate degree and member of the Bar of Zurich. Further he attended the International Bankers School in New York and the Harvard Business School (AMP), USA.

Professional background – Markus Dennler served in a series of positions within the Credit Suisse Group, most recently as a Member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational life and pensions business. Prior to that, he was a Member of the Corporate Executive Board of Winterthur Insurance, at that time a subsidiary of Credit Suisse Group.

Activities in governing and supervisory bodies – Markus Dennler currently serves as Chairman of Converium Holding, Vice Chairman of Implenia AG and as a Member of the Board of Allianz Suisse and Swissquote Group.

Permanent management and consultancy functions for Swiss and foreign interest groups – Council member of the British Swiss Chamber of Commerce

Walter Grüebler, Dr. (Non-executive Member)
Education – Dr. oec. HSG and Master of Business Administration (lic. oec. HSG) from the University of St. Gallen, Switzerland.

Professional background – Walter Grüebler served as Chief Executive Officer of Sika AG from 2000 to 2004. From 1990 to 1999, Mr. Grüebler was a Member of Group Management of Airex AG and from 1974 to 1990 as Chief Executive Officer and Vice Chairman of the Board of Directors of Airex AG.

Activities in governing and supervisory bodies – Walter Grüebler serves as Chairman of the Board of Directors of Sika AG, Chairman of Adval Tech AG, Member of the Board of Directors of Alu Menziken and National Versicherungen as well as Quadrant AG. Further Walter Grüebler is a Member of the Board of Swiss Society of Chemical Industries, Zürich, Switzerland.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

N. John Lancaster (Non-executive Member)
Education – Bachelor of Business Administration from the University of Texas, USA and Master of Business Administration from Harvard Business School, USA.

Professional background – N. John Lancaster has served as Managing Director of Riverstone Holdings LLC ("Riverstone") since 2000. Prior to joining Riverstone, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services. Prior to joining Beacon, Mr. Lancaster was a Vice President with Credit Suisse First Boston's natural resources group.

Activities in governing and supervisory bodies – N. John Lancaster is a Member of the Board of Frontier Holdings (Cayman) Ltd., Frontier Drilling ASA, Stallion Oilfield Services, Magellan Midstream Partners (NYSE-listed public company), Red Technology Alliance and 4Gas International.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Maria Livanos Cattaui (Non-executive Member)
Education – BA with Honors from Harvard University, USA

Professional background – Maria Livanos Cattaui was Secretary-General of the International Chamber of Commerce from 1996 through June 2005. Prior to this position, Mrs. Cattaui was with the World Economic Forum in Geneva for nearly two decades, rising to become Managing Director, responsible for the forum's annual meeting in Davos.

Activities in governing and supervisory bodies – Mrs. Maria Livanos Cattaui serves on various non-profit boards around the world: Vice Chairman of the International Crisis Group (Brussels), Member of the Board and advisory board of ICT for Peace Foundation (Geneva), EastWest Institute (New York), the World Life Sciences (Geneva), the Institute of International Education (New York), the National Bureau of Asian Research (NBR), the International Youth Foundation (Baltimore), the Schulich School of Business (York University, Toronto) and the Elliott School of International Affairs (George Washington University, Washington D.C.).

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Eija Malmivirta (Non-executive Member and Chairperson of the Nominating and Corporate Governance Committee)
Education – Master of Sciences from Helsinki University of Technology in Finland

Professional background – Ms. Malmivirta served as Chairman and principal owner of Merei Oy Ltd from 1996 to 2002. From 1969 to 1996, she served in various positions with Neste Oil Oyj, most recently as Executive Vice President, Head of Neste Oil Trading and Supply.

Activities in governing and supervisory bodies – Eija Malmivirta presently serves as Vice Chairman of the Board of Directors of Kemira Oyj, Helsinki, Finland and as a Member of the Board of Directors of National Emergency Supply Administration, Helsinki, Kotimaa Yhtiöt Oy, Helsinki, Miinan Hoitolat Oy, Helsinki, and Kansallisteatteri Oy, Helsinki.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Patrick Power (Non-executive Member)
Education – Bachelor of Sciences in Experimental Physics from University College Dublin, Ireland, Master of Sciences in Geophysics from Imperial College London, UK, MBA from the University College Cork, Ireland. Patrick Power is also a chartered Engineer and a fellow of the Institution of Engineers of Ireland.

Professional background – Patrick Power has served as founder and Managing Director of Shannon LNG Limited since 2003. Prior to that, he served as director and Chief Executive Officer of the Irish National Petroleum Corporation from 1998 to 2001 and the Irish Petroleum Company from 2001 to 2002. From 1973 to 1993, Patrick Power held various positions with Marathon Oil Company, including President of Marathon International Petroleum – Worldwide Business Development.

Activities in governing and supervisory bodies – Patrick Power serves as a Managing Director and Member of the Board of Directors of Shannon LNG Ltd., Ireland and Member of the Board of the Multiple Sclerosis Society of Ireland.

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Baran Tekkora (Non-executive Member)
Education – Bachelor of Arts in Economics and Mathematics from Hamilton College, USA

Professional background – Baran Tekkora has served as a principal of Riverstone Holdings LLC since 2005. Prior to joining Riverstone, Mr. Tekkora was a Vice President at Goldman, Sachs & Co. in the natural resources group from 1996 to 2005.

Activities in governing and supervisory bodies – None

Permanent management and consultancy functions for Swiss and foreign interest groups – None

Cross-Involvement

As mentioned above under paragraph 3.2 there is the following cross-involvement with the BoD of other listed companies:

- Converium Holding AG (Markus Dennler – Chairman of the Board)
- Implenia AG (Markus Dennler – Vice Chairman)
- Sika AG (Walter Grüebler – Chairman of the Board)

Elections and Terms of Office

The Members of the BoD are generally elected for the period of a maximum of three years at the General Meeting of Shareholders. A year is defined as the period between two ordinary shareholders' meetings. The individual terms of office of the members are coordinated in such a way that every year approximately one third of the members are subject to reelection or election. In 2006 the members were elected as a whole and not individually.

The BoD appoints its Chairman and Vice Chairman itself.

Internal Organizational Structure

The BoD is the supreme management body of Petroplus and consists of the Chairman who is also the CEO, the Vice-Chairman and the other members. In accordance with the Organizational Regulations of Petroplus Holdings AG ("ROO"), our BoD has established three subcommittees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Each committee advises the BoD on the matters specified below, often with the assistance of the Senior Management and others involved in the management of Petroplus Holdings AG. The chairperson of each of the subcommittees will inform the BoD of all significant issues discussed at the subcommittee meetings and provide recommendations for decisions required to be made by the BoD. Members of the committees are non-executive members of the BoD and independent. For purposes of committee membership, independent means a non-executive member of the BoD who was not a member of executive management during the past three years and who has had no or comparatively minor business relations with Petroplus Holdings AG. No member of any committee may have any relationship that, in the opinion of the BoD, would interfere with the exercise of his or her independent judgment as a member of the relevant committee.

There have been seven BoD meetings held during the year, the meetings lasted approximately three hours or the time necessary required to fulfill its purpose.

The BoD and the committees will invite members of executive management and external consultants to deal with specific issues as deemed necessary.

Audit Committee

Members: Markus Dennler (Chairperson), Walter Grüebler and Baran Tekkora.

The Audit Committee supports the BoD as a consulting, controlling and initiating body in the areas of communicating with internal and external auditors, supervising the independence and objectivity of the internal audit function, reviewing and assessing the independence of external auditors, financial reporting as well as assessing the adequacy and effectiveness of internal control systems. The Audit Committee encourages continuous improvement of, and adherence to the Petroplus Holdings AG's policies, procedures and practices at all levels.

The Audit Committee is composed of at least two members of the BoD as determined by the BoD. Each member of the Audit Committee must be a non-executive and independent director. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Nominating and Corporate Governance Committee

Members: Eija Malmivirta (Chairperson), Peter Backhouse and Maria Livanos Cattaui.

The Nominating and Corporate Governance Committee establishes principles for the selection of nominees for election or reelection to the BoD, suggests nominees for election to the BoD and makes recommendations to the BoD concerning corporate governance matters and practices.

The Nominating and Corporate Governance Committee is composed of at least two members of the BoD as determined by the BoD. The majority of the members of the Nominating and Corporate Governance Committee must be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meeting in 2006.

Compensation Committee
Members: Patrick Monteiro de Barros (Chairperson), Patrick Power and N. John Lancaster.

The Compensation Committee supports the BoD to assure that the executive officers and the members of the BoD are compensated in a manner consistent with our stated compensation strategy, internal equity considerations, competitive practice and regulatory requirements.

The Compensation Committee is composed of at least two members of the BoD as determined by the BoD. The majority of them shall be non-executive and independent directors. The committee will meet at least four times a year for the time necessary to fulfill its purpose, which is estimated to be no less than one hour, or more frequently as circumstances dictate. The committee did not hold any meetings in 2006.

Definition of Areas of Responsibility

While the Board of Directors has delegated the executive management of Petroplus to the CEO and the other members of the Senior Management, the following responsibilities remain with the Board:

- election of the Chairman, the Vice Chairman, the Chairperson and members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee;
- definition of the ultimate direction and the handing out of necessary instructions;
- definition and modification of the strategy of the Company as well as the passing of resolutions about the taking up or suspension of business activities;
- establishment of the organization;
- appointment and dismissal of members of the Senior Management and of other signatories of the Company;
- approval of the annual budget and of deviations from it;
- approval of the financial planning and establishment of principles of accounting and financial control;
- determination of the fiscal year of the Company;
- supervision and control of the members of the Senior Management, especially with respect to compliance with laws, the Articles, internal directives and instructions;
- preparation of the annual report and general meetings, as well as the execution of its decisions;
- notification of the judge in case of over-indebtedness or bankruptcy based on Article 725 of the Swiss Code of Obligation ("CO");
- decisions about contributions on shares not fully paid and in connection with the increase of share capital out of the authorized capital including decisions to delete outdated provision;
- approval of mass redundancies as set out in Article 335d of the CO or similar foreign prescriptions; and
- purchases and sales of real estate, subsidiaries or businesses if the costs exceed CHF 100 million, borrowings of more than CHF 100 million, petroleum contracts that exceed one and a half million barrels per month and extend more than one year or other contracts of more than CHF 500 million a year and all transactions between the Company and the CEO or the other members of the management or persons closely related to those.

Information and Control Instruments vis-à-vis the Senior Management

Petroplus's reporting system uses professional reporting and consolidation software. Income Statements and full balance sheets are reported and consolidated on a monthly basis, including other information pertinent to an up-to-date controlling system, such as sales and margin details. Specific treasury information is reported on a weekly and monthly basis, and for the management and reporting of the commodity price risk exposures and results, there is a sophisticated daily position and results reporting system. While a budget is established and approved in the last quarter of the prior year, updated year-end projections are reported several times a year. Refinery and other business unit managers report trends and developments in the business, throughputs, margin analysis and other relevant information on a monthly basis.

Certain members of Senior Management are regularly involved in the meetings of the BoD and the Audit Committee. The CFO presents the financial information of the Company to the Audit Committee on a quarterly and annual basis.

An Internal Audit function was established in the last quarter of 2006. The Internal Audit function assists the BoD in the discharge of their oversight responsibilities by providing independent and objective assessments of the effectiveness of the Company's risk management, internal control and governance processes. Internal Audit activities are based on an annual audit plan developed using an appropriate risk-based methodology that covers all operations of the Company. This audit plan will be approved by the Board of Directors after review by the Audit Committee. The results of internal audits are communicated directly to the Chief Financial Officer, the Audit Committee, and the Chairman of the Board as well as to the External Auditors through formal Internal Audit reports. Regular follow-up will be performed to ensure that risk mitigation and control improvement measures are implemented on a timely basis.

The Director of Internal Audit reports directly to the Audit Committee to ensure independence from management.

Internal Audit is committed to the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors.

Senior Management

Members of the Senior Management

The five members of the senior management ("Senior Management", and each such member, a "Senior Manager") are as follows:

Name	Nationality	Position
Thomas D. O'Malley	American	Chief Executive Officer and Chairman
Michael D. Gayda	American	Executive Vice President and General Counsel
Bruce A. Jones	American	Executive Vice President and Chief Operating Officer
Chester J. Kuchta	American	Executive Vice President and Chief Commerical Officer
Karyn F. Ovelmen	American	Executive Vice President and Chief Financial Officer

Education, Professional Background, Other Activities and Functions

None of the members of the Senior Management is a member of governing and supervisory bodies of Swiss or foreign organizations outside of the Petroplus group. None of the members hold permanent management or consultancy functions for Swiss or foreign interest groups, and none of the members have official functions or hold political posts.

Thomas D. O'Malley (Chief Executive Officer and Chairman)
See section "Board of Directors" above.

Michael D. Gayda (Executive Vice President and General Counsel)
Education – Bachelor of Sciences in Economics from the Wharton School, University of Pennsylvania, USA and Juris Doctor from Boston University, School of Law, USA

Professional background – Michael Gayda has served as our Executive Vice President, General Counsel and Secretary since the incorporation of Argus in February 2006. He served as Executive Vice President, General Counsel and Secretary at Premcor Inc. from January 2005 until September 2005 and Senior Vice President, General Counsel and Secretary from October 2002 to December 2004. Prior to this position, he served as General Counsel-Refining for Phillips 66 Company, a division of Phillips Petroleum Company, following Phillips Petroleum's acquisition of Tosco Corporation in September 2001. Prior to joining Phillips Petroleum, Mr. Gayda served in various positions at Tosco Corporation from 1990 to 2001, most recently serving as Vice President and Associate General Counsel at Tosco Refining Company, a division of Tosco Corporation, from 1996 to 2001.

Tasks previously carried out for Petroplus – None

Bruce A. Jones (Executive Vice President and Chief Operating Officer)
Education – Bachelor of Science from Juniata College, USA and Masters of Sciences from Rutgers University, USA

Professional background – Bruce Jones has served as our Chief Operating Officer since May 2006. He served as vice president of safety, health and environment for The Premcor Refining Group Inc. from August 2002 to September 2005 when Premcor was acquired by Valero Energy. Prior to joining Premcor, Mr. Jones served in various corporate and refining positions at Tosco and Phillips Petroleum from 1993 to 2002. Prior to joining Tosco, Mr. Jones spent two years at Exxon Corporation and 12 years with Public Service Electric and Gas in various corporate and operational positions.

Tasks previously carried out for Petroplus – None

Chester J. Kuchta (Executive Vice President and Chief Commercial Officer)
Education – Bachelor of Sciences in Chemical Engineering from Brown University, USA

Professional background – Chester Kuchta has served as our Chief Commercial Officer since June 2006. He served as vice president of crude oil supply and trading at The Premcor Refining Group Inc. from April 2002 until September 2005. Prior to joining Premcor, Mr. Kuchta served as the Crude Oil Supply Manager for Phillips 66 Company's East Coast and Gulf Coast Systems, following Phillips' acquisition of Tosco Corporation in 2001. Prior to joining Phillips, Mr. Kuchta served in various commercial and refining positions at Tosco from 1996 to 2001. Prior to joining Tosco, Mr. Kuchta spent six years at the Exxon Corporation in various refining, economic and environmental engineering positions.

Tasks previously carried out for Petroplus – None

Karyn F. Ovelmen (Executive Vice President and Chief Financial Officer)
Education – Bachelor of Arts from the University of Connecticut, USA and Certified Public Accountant ("CPA") in the US

Professional background – Karyn Ovelmen has served as Executive Vice President and Chief Financial Officer since the incorporation of Argus in February 2006. She served as Executive Vice President and Chief Financial Officer of Argus Resources Inc. in 2006. Prior to joining Argus, Ms. Ovelmen served as Vice President of External Reporting and Investor Relations for The Premcor Refining Group Inc. from November 2003 to September 2005, when Premcor was acquired by Valero Energy. Prior to joining Premcor, Ms. Ovelmen spent 12 years with PricewaterhouseCoopers, primarily in the energy industry, including a lead role on PricewaterhouseCoopers' engagement for Tosco Corporation.

Tasks previously carried out for Petroplus – None

Management contracts

Petroplus does not have management contracts with third parties.

Compensation, Shareholdings and Loans

Content and Method of Determining the Compensation and the Share-Ownership Programs

Non-Executive Members of the Board

For the Board of Directors, the following forms of compensation apply:

- Board of Directors fees - Each non-executive member of the BoD will be paid an annual compensation of CHF 100,000 for services provided. In addition, the chairperson of the Audit Committee will receive additional annual compensation of CHF 100,000, and the committee chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee will each receive additional annual compensation of CHF 20,000.
- Other cash compensation - Each non-executive member of the BoD will receive compensation of CHF 2,500 for each board or committee meeting attended.
- Equity Participation Plan – The non-executive members of the BoD are eligible to participate in our Equity Participation Plan. The options granted were approved by the BoD.

Senior Management (Including Executive Members of the Board)

The Company has entered into employment agreements with our Senior Management. The agreements are effective May 1, 2006, have an initial term of three years and are subject to an automatic one-year extension thereafter, unless either party gives 60-days' prior written notice of such party's intention not to extend the term of the agreement. The agreements provide for annual base salaries (with increases, if any, to be determined by our BoD) in the following amounts as of December 31, 2006: CHF 620,000 for Thomas D. O'Malley and CHF 500,000 for Michael D. Gayda, Chester J. Kuchta, Bruce A. Jones and Karyn F. Ovelmen each. The employment agreements provide that the members of the Senior Management are eligible to earn an annual bonus for 2006, as determined by the BoD, based on the growth and the achievement of the goals set for this year. For 2007 and thereafter the bonus payment is dependent on certain predetermined earnings-per-share levels being met. If these levels are exceeded, additional bonus opportunities can be realized. In addition, the members of the Senior Management are eligible to participate in our Equity Participation Plan.

The Compensation Committee of the Board of Directors has established a policy for the Company that compensation should ensure that the management and employees are rewarded appropriately for their contributions to the Group's growth and profitability, that the executive compensation strategy supports organizational objectives and shareholder interests and that the remuneration is demonstrably contingent upon sustainable company success and the individual contribution by the person in question. In determining the long-term incentive component the BoD considers, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards for executive officers at comparable companies and the awards given to the respective persons in past years.

Each of the Senior Management employment agreements, which includes their incentive compensation and their eligibility for long term equity compensation, has been approved by the BoD. The BoD has approved the Equity Participation Plan, which establishes a plan for the Board to grant stock options and other equity awards. The BoD approves individual awards to Directors, Senior Management and employees.

Compensation for Acting Members of Governing Bodies

Compensation 2006 for Non-Executive Directors of the Board

(in thousands of CHF)	BoD fees[1]	Total compensation
Patrick Monteiro de Barros	10	10
Peter Backhouse	8	8
Markus Dennler	17	17
Walter Grüebler	8	8
N. John Lancaster	8	8
Maria Livanos Cattaui	8	8
Eija Malmivirta	10	10
Patrick Power	8	8
Baran Tekkora	8	8
Total	**85**	**85**

[1] The Non-Executive Members of the BoD earned one month of the annual fees for the period beginning November 29, 2006.

The highest compensation earned by a Member of the BoD, including the fair value of the 2,500 options granted, was CHF 87,000 for the year ending December 31, 2006. The highest compensation earned by an Executive Member of the BoD was CHF 1,173,000.

Compensation 2006 for Executive Directors and the Senior Management

in thousands of CHF	Salary	Bonuses[2]	Various payments[1]	Total compensation
Thomas D. O'Malley	413	760	–	1,173
Michael D. Gayda	393	620	5	1,018
Bruce A. Jones	393	620	5	1,018
Chester J. Kuchta	292	620	4	916
Karyn F. Ovelmen	393	620	4	1,017
Total	**1,884**	**3,240**	**18**	**5,142**

[1] Includes the Employer Pension Contribution for all Members of the Senior Management that have not reached the age of 65.
[2] Paid in 2007

The highest compensation earned, relating to the year ending December 31, 2006, by a Member of the Senior Management is CHF 1,173,000.

Compensations for former Members of Governing Bodies

In 2006, CHF 9.0 million in total compensation was earned by the former four executive directors of RIVR Acquisition B.V. that resigned in 2006. The highest compensation paid to a single individual was CHF 4.3 million. Total compensation paid to the seven non-executive members of the supervisory board of RIVR Acquisition B.V. in 2006 was CHF 134 thousand, in total of which the highest single compensation amounted to CHF 31 thousand.

Share Allotment in the Year Under Review

No shares were allotted to the members of BoD or the Senior Management in 2006.

Share Ownership

Shares Owned by Senior Management

The total number of Petroplus shares owned by the five executives who belonged to Senior Management as of December 31, 2006, including persons closely linked to them was 2,176,856. "Persons closely linked to them" are close family members, any legal entities that they own or otherwise control and any legal or natural person who is acting as their fiduciary. No member of the Senior Management owned 5% or more of the outstanding shares.

Shares owned by the Non-Executive Members of the Board

The total number of Petroplus shares owned by the nine Non-Executive Members of the Board as of December 31, 2006, including persons closely linked to them, was 264,150.

Options

Options Owned by Senior Management

The total number of options owned by the five Executives who belonged to Senior Management as of December 31, 2006, including persons closely linked to them, was 2,326,586.

Grant date	Options held (number)	Exercise price (USD)	Life term (years)	Ratio
2006[1]	2,326,586	15.80	10	1:1

[1] Options purchased by executives in their capacities as investors. See section – Convertible bonds, warrants and options for further details about this plan.

Options Owned by the Non-Executive Members of the Board

The total number of Share options owned by the nine Non-Executive Members of the Board as of December 31, 2006, including persons closely linked to them was 103,140.

Grant date	Options held (number)	Exercise price (CHF)	Life term (years)	Ratio
2006[1]	22,500	63.00	10	1:1
		(USD)		
2006[2]	80,640	15.80	10	1:1

[1] Options granted in the course of the IPO on November 29, 2006. See section – Convertible bonds, warrants and options for further details about this plan.

[2] Options purchased by non-executive directors in their capacities as investors. See section – Convertible bonds, warrants and options for further details about this plan.

Additional Fees and Remunerations and Loans to Members of the Governing Bodies

No additional fees or remuneration was paid to governing bodies of the Company.

No loans were granted by the Company to Senior Management or to members of the BoD or were outstanding as of December 31, 2006.

Shareholders' Participation

Voting-Rights and Representation Restrictions

Each share carries one vote. All shares have equal rights. Voting rights and certain other non-economic rights attached to the shares, including the right, subject to certain conditions, to call and to attend shareholders' meetings, may be exercised only after a shareholder has been registered in the share register of Petroplus Holdings AG as a shareholder or beneficiary with voting rights.

Persons who have acquired registered shares will, upon application, be entered in the register of shares as shareholders with voting power, provided they expressly declare themselves to have acquired the shares concerned in their own name and for their own account. Persons not expressly declaring themselves to be holding shares for their own account in their application for entry in the register of shares (a "Nominee") will be entered for a maximum of 5% of the outstanding share capital. Above this limit, registered shares held by Nominees will be entered in the share register with voting rights only if the Nominee in question makes known the names, addresses and shareholdings of the persons for whose account such Nominee is holding 0.5% or more of the outstanding share capital according to the commercial register. The BoD has the right to conclude agreements with such Nominees regulating the representation of shareholders and of the voting rights.

Legal entities and associations that are linked through capital ownership or voting rights, through common management or in like manner, as well as individuals, legal entities or partnerships that act in concert with the intent to evade the entry restriction, are considered as one shareholder or Nominee.

The transfer of uncertificated shares is completed upon the assignment in writing by the shareholder selling the shares and notification to Petroplus Holdings AG. Shares held in a custody or portfolio account with a bank may be transferred only with the cooperation of that bank. Uncertificated shares may be pledged only by a written pledge agreement in favor of the bank in whose accounts the shareholder keeps the relevant shares.

If the registration of shareholdings with voting rights was effected based on false information, the BoD may cancel such registration with retroactive effect.

Statutory Quorums

There is no provision in our articles of association requiring a quorum to be present for our shareholders' meetings. Except as otherwise stipulated by law, the shareholders' meeting passes resolutions and carries out elections by the majority of the votes represented at a meeting. A resolution passed at the shareholders' meeting with a qualified majority of at least two-thirds of the shares and the absolute majority of the nominal capital represented at such meeting is required by law for:

- changes in a company's purpose;
- the creation of shares with privileged voting rights;
- restrictions on the transferability of registered shares;
- an authorized or conditional increase in the company's share capital;
- an increase in the company's share capital by way of capitalization of reserves, against contributions in

kind, for the acquisition of assets or involving the grant of special benefits;
- the restriction or elimination of pre-emptive rights of shareholders;
- a relocation of domicile; or
- dissolution of the company without liquidation.

The chairman of the shareholders' meeting decides on the voting procedure at each meeting.

Convocation of the General Meeting of Shareholders

The rules regarding the convocation of the General Meeting of the Shareholders do not deviate from the Swiss Company Law.

Agenda

The agenda of the General Meeting of Shareholders is defined by the BoD and will mention the business to be discussed as well as motions of the Board of Directors or of shareholders who have asked for an item to be placed on the agenda. One or more shareholders representing together shares with a par value of CHF 1,000,000 may request an item to be included in the agenda of the shareholders' meetings. The request to include an item must be submitted in writing at least 45 days prior to the shareholders' meeting, stating the item to be included and the motions.

Registrations in the Share Register

The company maintains a share register in which the details of the owners and beneficiaries of the registered shares are recorded. Nominees will be registered up to 5%. For further information see section "Voting-rights and representation restrictions" above.

Changes of Control and Defense Measures

Duty to Make an Offer

A person who acquires equity securities of Petroplus, whether directly, indirectly or acting in concert with third parties, which exceed the threshold of 33⅓% of the Company's voting rights (whether exercisable or not), must make an offer to acquire all shares. A waiver of the mandatory rules may be granted by the Swiss Takeover Board or the Swiss Federal Banking Commission under certain circumstances.

Swiss law provides for the possibility to have the articles of association contain a provision which would eliminate the obligation of an acquirer of shares exceeding the threshold of 33⅓% of the voting rights to proceed with a public purchase offer (opting-out) or which would increase such threshold to 49% of the voting rights (opting-up). The articles of association of Petroplus do not contain such opting-out or opting-up provisions.

Clauses on changes of control

All outstanding options, including those granted to the Members of the BoD and the Senior Management, become fully vested and the non-compete clause in the employment contracts with Senior Management become null and void upon a change of control of Petroplus Holdings AG. There are no other provisions for special compensation due to a change of control for the members of the board or the Senior Management.

Auditors

Duration of the Mandate and Term of Office of the Lead Auditor

In 2006, Ernst & Young AG, Zürich was appointed as Group Auditors of Petroplus. Mr. Eric Ohlund, Partner, is acting as the Auditor-In-Charge for the financial year 2006 for the first time.

Before the reorganization of the Company and the move of the Company's Head Office to Switzerland, the consolidated financials had been audited by Ernst & Young, Rotterdam, Netherlands.

Auditing Fees

Total auditing fees charged by Ernst & Young worldwide for the financial year 2006 amount to USD 2.6 million.

Additional Fees

Additional fees charged by Ernst & Young in respect of non-audit work performed during the financial year 2006 amount to USD 3.3 million.

Supervisory and Control Instruments

The Board of Directors monitors the work and audit results of the External Auditors through the Audit Committee. Since the Audit Committee was constituted in November 2006, no meetings with the External Auditors took place in 2006. The Audit Committee plans to meet at least four times with the External Auditors in 2007. The Audit Committee further reviews the level of the external audit fees.

Information Policy

In addition to the annual report, Petroplus will publish condensed interim financial information quarterly.

Petroplus provides stock-price-sensitive information in accordance with the ad hoc publicity requirements of the Listing Rules of the Swiss Exchange. All information is distributed through third-party electronic and print media resources. Additionally, all interested parties have the possibility to directly receive from Petroplus, via an e-mail distribution list, free and timely notification of publicly released information. All of this information as well as the registration form for the e-mail distribution service, general corporate information and Company publications can be found on the Investors section of the Company website located at www.petroplusholdings.com.

Contact information

Petroplus Holdings AG
Investor Relations
Industriestrasse 24
6394 Zug, Switzerland
Phone: +41 (0)58 580 11 66

Financial Reporting

Consolidated Financial Statements of Petroplus Holdings AG

Statutory Financial Statement of Petroplus Holdings AG

(This page has been left blank intentionally.)

Consolidated Income Statements for the years 2006 and 2005

(in millions of USD)	Notes	2006[1]	2005[2]
Continuing operations			
Revenue	3, 4	6,923.0	4,188.3
Materials cost	3	(6,376.8)	(3,977.3)
Gross margin		**546.2**	**211.0**
Personnel expenses	5	(115.5)	(56.1)
Refinery operating expenses	5	(139.8)	(66.5)
Depreciation and amortization	12, 13	(74.9)	(39.0)
Other administrative expenses		(36.5)	(13.0)
Operating profit		**179.5**	**36.4**
Financial income	5	42.1	3.3
Financial expenses	5	(127.6)	(54.5)
Foreign currency exchange gain/(loss)		4.9	(3.0)
Share of income from associates	14	0.3	–
Profit/(loss) before income taxes		**99.2**	**(17.8)**
Income taxes	6	(25.1)	(10.3)
Net income/(loss) from continuing operations		**74.1**	**(28.1)**
Discontinued operations			
Gain from discontinued operations, net of tax	7	369.5	26.5
Net income/(loss)		**443.6**	**(1.6)**
Net income/(loss) attributable to:			
Shareholders of the parent		443.4	(2.7)
Minority interest		0.2	1.1
Net income/(loss)		**443.6**	**(1.6)**
Earnings per share (in USD)			
Earnings per share – basic	23	10.90	(0.09)
Earnings per share – diluted	23	10.51	(0.09)
calculated on continuing operations			
Earnings per share – basic	23	1.82	(1.01)
Earnings per share – diluted	23	1.75	(1.01)

[1] Petroplus acquired European Petroleum Holdings N.V., Curaçao, and its subsidiaries ("EPH") on May 31, 2006. Therefore, the figures for 2006 include only seven month consolidated results for EPH.

[2] In March 2005, RIVR Acquisition B.V. ("RIVR") purchased Petroplus International B.V. ("PPI"). Therefore, the period ended December 31, 2005 includes the operations for PPI only for the nine months ended December 31, 2005.

Consolidated Balance Sheets at December 31, 2006 and 2005

(in millions of USD)	Notes	2006	2005
Current assets			
Cash and short-term deposits	9	91.6	65.9
Trade receivables, net	11	546.9	436.9
Derivative financial instruments	28	239.0	257.1
Other receivables and prepayments	11	193.9	111.4
Inventories	10	741.0	479.9
Current tax assets	6	0.8	0.8
Assets classified as held for sale	8	81.2	580.8
Total current assets		**1,894.4**	**1,932.8**
Non-current assets			
Intangible assets	12	1.0	–
Property, plant and equipment	13	1,092.5	509.5
Investments in associates	14	0.4	0.3
Financial assets available for sale	15	2.2	1.8
Other financial assets	16	19.1	–
Deferred tax assets	6	5.2	7.8
Total non-current assets		**1,120.4**	**519.4**
Total assets		**3,014.8**	**2,452.2**
Current liabilities			
Interest-bearing loans and borrowings	17	–	143.7
Finance lease commitments	25	3.3	1.4
Trade payables	18	567.9	649.0
Current tax liabilities	6	17.5	5.5
Derivative financial instruments	28	260.1	456.0
Other payables and accrued expenses	18	316.0	321.9
Liabilities classified as held for sale	8	39.4	345.5
Total current liabilities		**1,204.2**	**1,923.0**
Non-current liabilities			
Interest-bearing loans and borrowings	17	–	411.6
Finance lease commitments	25	30.0	27.8
Retirement benefit obligation	19	28.2	22.5
Deferred tax liabilities	6	158.5	35.3
Provisions	20	38.8	2.2
Total non-current liabilities		**255.5**	**499.4**
Total liabilities		**1,459.7**	**2,422.4**
Shareholders' equity			
Share capital	22	459.7	3.1
Share premium		684.4	28.3
Translation reserve		9.2	0.2
Retained earnings/(deficit)		401.4	(2.7)
Equity attributable to shareholders' of the parent		**1,554.7**	**28.9**
Minority interest	21	0.4	0.9
Total shareholders' equity		**1,555.1**	**29.8**
Total liabilities and shareholders' equity		**3,014.8**	**2,452.2**

Consolidated Cash Flow Statements for the years 2006 and 2005

(in millions of USD)	Notes	2006	2005
Cash flows from continuing operating activities			
Net income/(loss) from continuing operations		74.1	(28.1)
Net reversal of non-cash items:			
Depreciation and amortization	12, 13	74.9	39.0
Share-based payments	24	0.3	–
Changes in working capital and provisons from continuing operations:			
Change in provisions		9.4	(17.1)
Change in trade and other receivables		28.5	(89.9)
Change in inventories		91.5	(230.5)
Change in derivative financial instruments		(201.0)	134.7
Change in trade payables, other payables and accrued expenses		(354.6)	266.3
Change in income tax position		26.2	3.5
Cash flows from continuing operating activities		**(250.7)**	**77.9**
Cash flows from continuing investing activities			
Investment in property, plant and equipment	13	(68.5)	(87.4)
Acquisition of subsidiaries, net of cash acquired	30	(398.1)	(255.1)
Disposal of associated companies		–	2.4
Cash flows from continuing investing activities		**(466.6)**	**(340.1)**
Cash flows from continuing financing activities			
Proceeds from issue of share capital	22	1,081.6	31.5
Repurchase of share options		–	(3.4)
Increase in long-term liabilities		854.6	870.9
Transaction costs		(64.0)	(37.7)
Repayment of long-term liabilities		(1,549.7)	(572.4)
Net interest on financing activities		(15.1)	–
Decrease on bank overdrafts		(151.3)	(5.7)
Cash flows from continuing financing activities		**156.1**	**283.2**
Cash flows from discontinued operations	31	**598.7**	**38.5**
Net cash flow		**37.5**	**59.5**
Net foreign exchange differences		(11.8)	6.4
Movement in cash and short-term deposits		**25.7**	**65.9**
Cash and cash equivalents from continuing operations as per January 1,		65.9	–
Cash and cash equivalents from continuing operations as per December 31,		**91.6**	**65.9**

Additional cash flow information included in cash flows from continuing operating activities (in millions of USD)		
Income taxes paid	(6.7)	–
Income taxes received	2.5	2.5
Interest paid	(60.2)	(11.6)
Interest received	5.3	2.7

Consolidated Statements of Changes in Shareholders' Equity for the years 2006 and 2005

		Attributable to equity holders of the parent						
(in millions of USD)	Notes	Share capital	Share premium	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
Balance as per January 1, 2005		–	–	–	–	–	–	–
Exchange difference on translation of foreign entities		–	–	0.2	–	0.2	(0.2)	–
Net income recognized directly into equity		–	–	0.2	–	0.2	(0.2)	–
Net loss for the period		–	–	–	(2.7)	(2.7)	1.1	(1.6)
Total recognized income and expense for the period		–	–	0.2	(2.7)	(2.5)	0.9	(1.6)
Issuance of share capital	22	3.1	28.3	–	–	31.4	–	31.4
Balance as per December 31, 2005		3.1	28.3	0.2	(2.7)	28.9	0.9	29.8
Exchange difference on translation of foreign entities		–	–	9.0	–	9.0	0.2	9.2
Net income recognized directly into equity		–	–	9.0	–	9.0	0.2	9.2
Net income for the period		–	–	–	443.4	443.4	0.2	443.6
Total recognized income and expense for the period		–	–	9.0	443.4	452.4	0.4	452.8
Effect of reverse acquisition		299.0	(267.9)	–	–	31.1	–	31.1
Issuance of share capital	22	157.6	924.0	–	–	1,081.6	–	1,081.6
Share issue costs (IPO costs)	22	–	–	–	(42.9)	(42.9)	–	(42.9)
Share–based payments	24	–	–	–	0.4	0.4	–	0.4
Related income tax (IPO & Share–based payments)		–	–	–	3.2	3.2	–	3.2
Changes in minority interests		–	–	–	–	–	(0.9)	(0.9)
Balance as per December 31, 2006		459.7	684.4	9.2	401.4	1,554.7	0.4	1,555.1

Notes to the Consolidated Financial Statements for the years 2006 and 2005

1 General Information

General

Petroplus Holdings AG and its subsidiaries (the "Company", "we", "us" or "Petroplus") is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The initial listing of the Company took place on November 30, 2006. Petroplus Holdings AG was incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited ("Argus") in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus is a crude oil refiner and supplier of petroleum products in Europe, primarily through wholesale marketing. The Company owns and operates three refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The Company also owns and operates a bitumen- and gasoil-processing facility in Antwerp (Belgium). The Company sells its petroleum products on an unbranded basis to distributors and end-use customers, primarily in Switzerland, Germany, the United Kingdom and the Benelux countries, as well as on the global spot market.

Development of the Company

2005

In March/April 2005, RIVR Acquisition B.V. Netherlands ("RIVR") acquired all the shares of Petroplus International B.V. and its subsidiaries ("PPI"). At that time PPI was a quoted company on the Euronext Exchange in the Netherlands. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired (for further information on the acquisition see Note 30).

During 2005, the 80% ownership in Dragon LNG, a Liquefied Natural Gas ("LNG") import terminal, was sold to BG Group and Petronas. In December 2005, Petroplus International B.V. sold the fuel card business in the United Kingdom. Details of these disposals are outlined in Note 31.

2006

On January 13, 2006, RIVR entered into an agreement with SEM Group L.P. for the sale of Petroplus Milford Haven Limited. For further details see Note 31.

On May 31, 2006, the Company acquired 100% of the voting shares of European Petroleum Holdings N.V. and its subsidiaries ("EPH"), an oil refining and distribution limited liability company incorporated in the Netherlands Antilles. For further details see Note 30.

On August 21, 2006, Argus and RIVR Holding B.V., Netherlands, the 100% shareholder of RIVR, signed an agreement whereby RIVR Holding transferred all of its shares in RIVR to Argus in return for shares in Argus, resulting in a reverse acquisition in which Argus became the ultimate parent of RIVR. After the contribution, RIVR Holding B.V. held 94.5% of the total issued shares of Argus. Immediately after the contribution of the shares, Argus transferred its corporate domicile from Bermuda to Switzerland and was renamed Petroplus Holdings AG.

Pursuant to a share sale and purchase agreement dated August 21, 2006, Petroplus sold substantially all of its remaining non-core assets, including the remaining Petroplus Tankstorage group assets, the Bunkering group and the Oxyde group to RIVR Divestment B.V. The 4Gas Group was sold in another sales and purchase agreement to RIVR Holding B.V.

The disposal of these non-core entities are described in detail in Note 31.

On November 30, 2006, the shares of Petroplus Holdings AG are traded on the SWX Swiss Exchange for the first time. During 2006 the company fully repaid all outstanding debt with the proceeds received from the IPO and the sale of non-core assets.

As a result of the forgoing developments, the consolidated financial information includes only nine months of PPI operations in 2005 and seven months of EPH operations in 2006.

2 Accounting Policies

Basis of Preparation

Statement of Compliance

The Consolidated Financial Statements of Petroplus have been prepared in accordance with International Financial Reporting Standards ("IFRS") and comply with Swiss Law. These are the Company's first Consolidated Financial Statements prepared in accordance with IFRS and IFRS 1 *First-time Adoption of International Reporting Standards* has been applied. The transition is explained in Note 33.

All amounts included in the consolidated financial information and notes are presented in USD and rounded to the nearest USD in millions except where otherwise indicated.

Basis of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following balance sheet positions that are measured at fair value:
- financial assets available for sale;
- derivative financial instruments; and
- financial instruments at fair value through profit and loss.

The methods used to measure fair values are further discussed below.

Summary of Significant Accounting Policies

Scope of Consolidation

These Financial Statements are the Consolidated Financial Statements of Petroplus Holdings AG, Zug and its subsidiaries. Subsidiaries are those companies directly or indirectly controlled by Petroplus Holdings AG (generally over 50% of voting interest, or potential voting rights, of the relevant company's share capital). Control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investments in associated companies (where Petroplus generally holds between 20% and 50% of a company's voting shares, or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method as described below in the paragraph "Investments in associates".

Other investments, where the Company holds less than 20% and does not have significant influence, are valued at their fair value and classified as financial assets available for sale.

Companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the date of acquisition or up to the date of disposal. Intercompany transactions, balances and unrealized gains are eliminated in full. The annual closing date of all the individual Financial Statements is December 31.

A special purpose entity ("SPE") was established to sell its receivables under a receivable purchase facility ("RPF") agreement. The name of the SPE is "P Finance Limited", registered in the Cayman Islands. Petroplus does not have any direct or indirect shareholdings in P Finance Limited. In addition, Petroplus does not have significant influence on the decision-making powers of SPE's management and does not receive any benefits related to SPE's operations and net assets. Petroplus does not have control over the SPE and therefore the SPE has not been consolidated.

Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of their fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets and liabilities recognized.

Reverse Acquisitions

Under IFRS 3 *Business Combinations* combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Company are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Company's controlling shareholder's Consolidated Financial Statements. The components of equity of the acquired entities are added to the same components within Company equity except that any share capital of the acquired entities is recognized as part of share premium. The acquisition of RIVR by Petroplus Holdings AG has been accounted for as a reverse acquisition and the consolidated financial information of the Company is therefore a continuation of the financial information of RIVR and its subsidiaries.

Translation of Foreign Currencies

The Consolidated Financial Statements are presented in USD, which is the Company's presentation currency. The Company operates in a variety of different countries and the entities within the Company have different functional currencies. As such, management has determined that USD will be the presentation currency which will be used to monitor the performance and financial position of the Company. Each entity in the Company determines its own functional currency and items included in the Financial Statements of each entity are measured using that functional currency. Assets and liabilities of entities using a non-USD functional currency are translated into USD at the year-end exchange rate. The Income Statement is translated at the average exchange rate for the year. The exchange differences arising upon translation are taken directly to a separate component of equity. On disposal of an entity using a non-USD functional currency, the deferred cumulative amount recognized in equity relating to that particular entity is recognized in the Income Statement.

Transactions in non-USD currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in a currency that differs from the functional currency of an entity are translated into the functional currency rate at year-end exchange rates. All differences are taken to the Income Statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The following exchange rates were used for translation to USD:

	2006	2005
Average rates applied for the Income Statement		
1 EUR	1.26	1.24
1 CHF	0.80	0.80
1 GBP	1.84	1.82
1 CZK	0.04	0.04
Period-end rates applied for the Balance Sheet		
1 EUR	1.32	1.18
1 CHF	0.82	0.76
1 GBP	1.96	1.72
1 CZK	0.05	0.04
Exchange rates used for IFRS translation on January 1, 2005 (Opening balances)		
1 EUR		1.36
1 CHF		0.88
1 GBP		1.93
1 CZK		0.04

Cash and Short-Term Deposits

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and short-term low risk highly liquid investments that are readily convertible to known amounts of cash, and have a maturity of up to three months.

For the purpose of the Consolidated Cash Flow Statement, cash and short-term deposits consist of cash and short-term deposits as defined above.

Trade Receivables, Net

The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount. The amount of the respective estimated loss is recognized in the Income Statement within other administrative expenses.

Derivative Financial Instruments

The Company uses derivative financial instruments, such as commodity derivatives, forward currency contracts and interest rate swaps, to manage its risk associated with commodity price, foreign currency and interest rate. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of the derivative financial instruments is either derived from market quotes or obtained based on recent at arm's length transactions.

Commodity Instruments

Commodity instruments are used by the Company to manage the price risk of commodities. The Company has primarily used forward purchase and sales commitments, futures contracts and refining margin hedges when managing the price risk of commodities. The commodity instruments are either valued based on their market value which is derived from market quotations or at arm's length transactions. Additionally, the Company ensures that these commodity instruments match the actual physical movement for both volume and pricing. Commodity instrument hedges are recorded as materials cost in the Consolidated Income Statement.

Interest Rate Swaps

Interest rate swaps are used by the Company to manage the interest rate risks.

Currency Contracts
The Company uses forward exchange contracts to manage the foreign currency risk due to purchase and sale transactions in other currencies, foreign investments and debts denominated in other currencies.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year. Interest rate swaps and currency hedges are recorded as financial expense in the Consolidated Income Statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:
- fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability; or
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company has the ability to choose to formally designate and document the hedge relationship to which the Company applies hedge accounting and the risk management objective and the strategy for undertaking the hedge. Such documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instruments' effectiveness in offsetting the exposure to changes in the hedge item's fair value or cash flows attributable to the hedge risk.

The Company has currently not designated any of its derivative financial instruments as effective hedges in line with IAS 32 *Financial Instruments: Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. All derivatives entered into by the Company are classified as held for trading derivatives. As such, gains and losses from all derivative financial instruments are taken directly to net profit or loss for the year.

The Company does neither enter into derivative financial instruments for speculative trading purposes nor does it enter into any speculative hedges.

Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in first-out ("FIFO") method and is accounted for as follows:

Raw materials (crude oil, feedstock)
- purchase cost on a FIFO basis

Finished goods and intermediates
- cost of direct materials and labor and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

For determination of the cost of raw materials the relevant purchase contract and the attributable freight costs are considered. The costs of the refined products are built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include the yield of the refinery, market crack levels and the relevant variable and fixed overheads for the stated month of production. Whenever the net realizable value of a product in stock is lower than its cost value, the stock is remeasured at its net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Assets and Liabilities classified as held for sale
Disposal groups comprising of assets and liabilities (or non-current assets) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of the disposal group) are remeasured in accordance with the Company's accounting policies. Thereafter, the assets or the disposal group are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. It is to be expected that no loss is allocated to inventory, financial assets and deferred tax assets, which continue to be measured in accordance with

the Company's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Intangible Assets
Intangible assets, including software, that are acquired by the Company are stated at cost less accumulated depreciation and impairment losses. Where acquired in a business combination, they will be fair value allocated in acquisition accounting.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

Amortization is charged to the Income Statement on a straight-line basis over the estimated useful lives of intangible assets, from the moment the assets are available for use. The estimated useful life is as follows:

Amortization periods	
Software	5 years

Property, Plant and Equipment
Property, plant and equipment "PP&E" is stated at cost, less accumulated depreciation and impairment losses. Cost includes the cost of replacing part of the relevant plant and equipment when the recognition criteria are met. Depreciation is calculated on a straight-line basis over the useful live of the assets.

The carrying value of PP&E is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items. Maintenance costs are expensed as incurred.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Income Statement in the year the asset is derecognized.

Asset residual values and useful lives are reviewed and adjusted if appropriate at each financial year-end. Depreciation is provided for using a straight-line method over the estimated useful economic life of the assets. The useful lives are estimated as follows:

Depreciation periods	
Land	Not depreciated
Buildings	30–40 years
Machines & equipment	2–40 years
Other assets	3–25 years
Assets under construction	Not depreciated

Capitalized Turnaround Costs
A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units which occurs approximately every two to five years. Turnaround costs include actual direct and contract labor, and material costs incurred for the overhaul, inspection and replacement of major components of refinery processing and support units performed during turnaround. Turnaround costs, which are included in the Company's balance sheet in PP&E, are currently depreciated on a straight-line basis over the period until the next scheduled turnaround, beginning the month following completion. The depreciation of the turnaround costs is presented as depreciation in the Income Statement.

Investments in Associates
The Company's investment in associates is accounted for using the equity method. An associate is an entity in which the Company has determined it has significant influence but is not considered a subsidiary.

Under the equity method, an investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the net investment in the associate. The Income Statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and reflects this, or major transactions are adjusted for, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical or differ not more then three month.

Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not measured at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of the financial assets at initial recognition and, where allowed and appropriate, evaluates this designation at each financial year end.

All regular purchases and sales of financial assets are recognized on the transaction date, the date, the Company commits to purchase the asset. Regular way purchase and sales are purchases or sales of financial assets that require delivery of those assets within the period generally established by regulation or market place convention.

Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of being sold in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains and losses on investments held for trading are recognized in the Income Statement.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale Financial Assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale financial assets or are not classified in any of the preceding three categories. After initial recognition, available for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or the investment is determined as being impaired, at which time the cumulative gain or loss previously recorded into equity is recognized in the Income Statement.

The fair value of the investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.

Other available-for-sale financial assets, such as investments over which the Company has no significant influence, and whose fair value cannot be reliably measured are stated at cost, less a provision for any permanent diminution in value. Dividends are recorded when declared.

Impairment of Financial Assets

A financial asset is considered to be impaired if objective evidence indicates that events have had a negative effect on the estimated future cash flows of that asset. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available for sale financial asset is calculated by reference to its current fair value. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in companies that share similar credit risk characteristics.

All impairment losses are recognized in profit and loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit and loss. If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been, had the impairment not been recognized. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity. All other reversals are recognized in profit and loss.

Discontinued Operations

A discontinued operation is a component of the Company's business that represents a separate major line of business or geographical area of operations that has been disposed of, is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs when the operation meets the criteria to be classified as held for sale or upon disposal. When an operation is classified as a discontinued operation, the comparative Income Statement is restated as if the operation had been discontinued from the start of the comparative period.

Impairment of Assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists, or, when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's, or cash-generating unit's, fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the Income Statement under the line item depreciation and amortization.

Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

The Company capitalizes transaction costs within other financial assets if new debt securities and credit facilities are issued but not drawn. The Company amortizes these costs over the maturity period of the debt or over the life of the credit facility. The amortization of these costs is included in interest and finance expense in the Income Statement.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Borrowing Costs

Borrowing costs are recognized as expense in the period in which they are incurred, except if they are directly attributable to the construction of an asset that meets the determined criteria, in which case they are capitalized as part of the cost of that asset. These determined criteria are that the borrowing costs incurred for the construction can be reliably measured, that it will take more than six months to make the related assets operational and that it is an initial investment. The capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the asset for its intended use are completed.

Income Taxes

Current Taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, as at the balance sheet date.

Deferred Taxes

Deferred income tax is provided using the liability method on temporary differences, at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of goodwill;
- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

- where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted, or substantively enacted, at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the Income Statement.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and same taxation authority.

Provisions for Liabilities and Charges

Provisions are recognized only when the Company has a present obligation (legal or constructive) as a result of a past event whereby it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset on condition that the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate which reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as financial expenses.

Restructuring provisions relate to the estimated costs of the planned restructuring of specific subsidiaries that have been approved by the Management or Board and announced before the reporting period end.

Provisions for environmental remediation, resulting from past operations or events, are accounted for in the period in which an obligation arises and the amount can be estimated reasonably. Obligations are measured on the basis of current legal requirements and existing technology. Environmental expenditures relating to current operations are expensed, or capitalized where such expenditures provide future economic benefits. Liabilities for environmental remediation resulting from past operations or events are recognized in the period in which a legal or constructive obligation arises and when the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Obligations and expected insurance pay-outs are accounted for separately.

Retirement Benefit Obligation

The Company operates three defined benefit plans in Switzerland, the United Kingdom and Belgium. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeds 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized, reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be directly settled. If such aggregation is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan, or reductions in the future contributions to the plan.

If the asset is measured as the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial loss of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above, are recognized immediately if the asset is measured as the aggregate of cumulative unrecognized net actuarial loss and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period, after the deduction of past service cost of the current period, are recognized immediately.

Contributions to pension arrangements based on a defined contribution system are charged to the Income Statement in the year in which they are payable.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset, or assets, and the arrangement conveys a right to use the asset.

Company as a Lessee

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Operating lease payments are recognized as an expense in the Income Statement on a straight-line basis over the lease term.

Company as a Lessor

Leases where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Related Party Transactions
Transactions between the Company and related parties are disclosed in Note 29, specifying the nature, types and details of the transactions and the relationships.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following-specific recognition criteria must also be met before revenue is recognized:

Sale of Goods
Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Amounts collected on behalf of third parties such as mineral oil taxes, sales taxes and value added taxes are not included in revenue.

Sale of Crude
In certain circumstances the Company enters into transactions for the sale of surplus crude oil that can not be utilized due to operational circumstances or unplanned refinery shut downs. As such transactions are incidental to the main revenue generating activities, the results of such transactions are presented by netting any income with related expenses arising on the same transaction. The net amount realized is included in materials cost in the Income Statement.

Cross Sales and Purchases
A cross sale is a sale to an entity outside of the Petroplus group under a cross sale/purchase agreement, where a sale is made on the understanding that a quantity, including that of a different grade, is bought back. The purpose of such arrangements is to allow the parties to achieve savings in their distributions costs in the selling of petroleum products. Cross sale and purchase transactions are presented net in materials cost.

Rendering of Services
Revenue from services is recognized by reference to the stage of completion. Stage of completion is measured by reference to the costs incurred to date as a percentage of total costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

For throughput arrangements executed by the Company, the processing fee is recognized as revenue.

Interest Income
Revenue is recognized as interest accrues (using the effective interest method that is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Rental Income
Rental income is recognized on a straight-line basis over the term of the relevant lease.

Segment Reporting
A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risk and rewards that are different from those of other segments. The Company's primary format for segment reporting is based on business segments.

Share-Based Payment Transactions
Employees (including senior executives and members of the Board of Directors) of the Company receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ('equity-settled transactions'). Equity-settled transactions are share options which can be settled only through the issuance of shares or other equity instruments. Share options, which can be settled only in cash, are cash-settled transactions. The Company has only equity-settled transactions.

The cost of equity-settled transactions is measured by reference to the fair value at the date on which they are granted. The fair value of share options is determined using the Black-Scholes model, further details of which are provided in Note 24. In determining the fair value of the share options the service condition is not taken into account.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, on a straight-line basis over the period in which service conditions are fulfilled. At each reporting date, based on the Company's best estimate, the expense recognized is adjusted to reflect the actual number of share options that vest.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

If an equity-settled award is repurchased during the vesting period for fully vested equity instruments, the payment is treated as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Such excess is recognized as expense in the Income Statement in the line item personnel expenses.

Emission Rights

Emission credits that are granted to the Company at no cost are not recorded on the consolidated Balance Sheet and a provision is only recorded when the total of actual emissions at the balance sheet date exceeds the number of granted emission credits held. The provision for such a shortfall is based on the fair value of emission credits at the balance sheet date.

Earnings per Share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares, which comprise share options granted to employees.

Cash Flow Statement Presentation

The consolidated statement of cash flows is presented using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The continuing activity presented in the statement of cash flows is divided between operating, investing and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included within net cash flow from operating activities, except for the interest of the Participating Preferred Equity Securities (PPES).

Net cash flow from acquisitions of subsidiaries and equity participations are included within the cash flow from investing activities. Net cash flow from disposals of subsidiaries, which were classified as assets and liabilities held for sale, are included within cash flows from discontinued operations.

Dividend distributions are included within net cash flow from financing activities.

Summary of Significant Judgments and Estimates

Use of Estimates

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The Company makes estimates and assumptions concerning the future. The resulting accounting will not necessarily equal the actual results. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements, are discussed below.

Judgments

In the process of applying the Company's accounting policies, management has made the following judgments apart from those involving estimates, which have the most significant impact on the amounts recognized in the consolidated financial information:

Finance Lease Commitments – The Company has a contract with a third party to provide hydrogen to its Cressier refinery; in the course of evaluating that contract under IFRIC 4 *Determining whether an arrangement contains a lease*, the Company has determined that contract to be a finance lease.

Forward Purchase and Sale Commitments – The Company enters into physical forward sales and purchase contracts for crude oil procurement to deliver refined product to distributors and end customers. The Company has determined that these contracts do not meet the criteria of a derivative financial instrument according to IAS 39 *Financial Instruments: Recognition and Measurement*. This is due to management determination that the function of the activities is to supply crude oil to the refineries and to deliver refined products to distributors and end customers.

Impairment of Assets – In accordance with IAS 36 *Impairment of Assets*, at each balance sheet date, the Company performs an assessment to determine whether there are any indications of impairment. If indications of impairment exist, an impairment test is performed to assess the recoverable amount of the assets. Based on management's assessment, there were no indications of impairment at year end.

Estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

Useful Lives of Property, Plant and Equipment – Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives are estimated by management at the time the assets are acquired and reassessed annually, with the estimated useful lives being based on historical experience with similar assets, market conditions and future anticipated events. The actual useful life might be different from the estimated useful life.

Deferred Tax Assets – Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management's final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Valuation of Costs in Determining FIFO Inventory – In determining the costs of the Company's oil products in inventory, management must make certain assumptions and estimates in order to develop the production cost of the oil products. While crude oil valuation is directly attributed to relevant purchase contract and freight costs, the value of the refined products cost is built up by identifying the appropriate crude oil cost by reviewing the crude oil run in the refinery for the last month of the reporting period. Additional factors considered include yield of the refinery, market crack levels and the relevant operating and fixed overheads for the stated month of production. Whenever net realizable value is lower than FIFO cost, the net realizable value is considered for valuation purposes. Management periodically reassesses these assumptions and estimates and judgment is required when determining the assumptions. Changes to the assumptions and estimates can significantly affect the outcome of the value of the oil products.

Environmental Costs – We provide for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Such provisions are adjusted as further information develops or circumstances change.

Recently Issued Standards and Interpretations

New Standards and Interpretations not yet adopted

IFRS 7 *Financial Instruments: Disclosures*, and a complementary amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures* (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. This standard enhances the disclosures in IAS 30 *Disclosure in the Financial Statements of Banks and Similar Financial Institutions*, and disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation*. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 for the annual period beginning on January 1, 2007.

IFRS 8 *Operating Segments* requires an entity to report financial and descriptive information about its reportable operating segments or aggregations of operating segments. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance. Generally the information to be reported will be what the Company will be using internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 replaces IAS 14 *Segment Reporting* and aligns segment reporting with the requirements under US GAAP, SFAS 131. IFRS 8 will be applied by the Company in the 2009 Financial Statements for the first time. Taking into account the ongoing reorganization and expansion of the Company, the management of the Company is not in a position to evaluate the potential effect of this new standard at this time.

IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies* addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have any impact on the consolidated Financial Statements.

IFRIC 8 *Scope of IFRS 2 Share-based Payment* addresses the accounting for share-based payment transactions in which some or all of the goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Company's 2007 Financial Statements, with retrospective application required. The Company has not yet determined the potential effect of this interpretation.

IFRIC 9 *Reassessment of Embedded Derivatives* requires a reassessment of whether embedded derivatives should be separated from the underlying host contract only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Company's 2007 Financial Statements, is not expected to have a significant impact on the Consolidated Financial Statements of the Company.

IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10, will become mandatory for the Company's 2007 Financial Statements. The Company will apply the interpretation prospectively. The Company has not recognized an impairment loss in an interim period and released it in a subsequent period in the past.

IFRIC 11 *Group and Treasury Share Transactions* clarifies the application of IFRS 2 *Share-based Payment* to certain share-based payment arrangements involving the entity's own equity instruments and to arrangements involving equity instruments of the entity's parent. IFRIC 11 will become mandatory for the Company's 2008 Financial Statements. The Company has not yet determined the potential effect of this interpretation.

IFRIC 12 *Service Concession Arrangements* This interpretation gives guidance on the accounting by operators for public-to-private service concession arrangements. IFRIC 12 shall be applied for the Company's 2008 Financial Statements. It is not expected to have any impact on the Consolidated Financial Statements of the Company.

3 Revenue and Materials Cost

Revenue

(in millions of USD)	2006	2005
Sale of products	6,899.0	4,142.0
Tank rental	8.3	27.9
Handling fee	5.5	12.8
Compulsory stock storage	9.5	4.4
Other	0.7	1.2
Total revenue	**6,923.0**	**4,188.3**

Revenue represents the revenues earned from the sale of refined products and other minor revenues from the processing fees at the Antwerp facility, compulsory stock storage, tank rental and handling fees.

Excise duties are not included in revenues but they are levied on part of the revenues. The excise duties invoiced during the year amount to USD 124.3 million (2005: USD 116.4 million).

Materials Cost

Materials cost represent the cost to purchase crude oil and the gains and losses on commodity instruments (primarily refining margin hedges). For the year ended December 31, 2006 the Company recorded a gain of USD 182.6 million (loss of USD 31.3 million for the nine month period ended 2005) for commodity instruments in respect of refining margin hedges. The gain recorded in materials cost for other commodity instruments was USD 63.4 million for the year ended December 31, 2006 and a loss of USD 5.9 million for the nine month period ended 2005.

Included in materials cost are sales of crude oil. These sales are executed to avoid failures of timely deliveries, delivery shortages of crude oil, and at times a result of operational optimization decisions. These sales occur mainly with refineries that are dependent on crude oil supply by vessels. Therefore, the related primary crude oil purchase is sold at the current market price. The crude oil sales revenue offset against materials cost in 2006 is USD 427.7 million (2005: USD 68.5 million). These sales increased significantly compared to the prior year due to the cancellation of oil contracts and a move to CPC crude purchases at the Cressier refinery and the acquisition of the BRC refinery.

4 Segment Information

Segment information is presented in respect of the Company's business and geographical segments. The primary format, business segments, is based on the Company's management and internal reporting structure.

Inter-segment transactions are determined on an arm's-length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business Segments

The Company is organized into the following main business segments:

- *Refining* – The refining division operates refineries in Cressier (Switzerland), Antwerp (Belgium) and Teesside (United Kingdom). The refining division is defined as the core business of the Company and therefore will represent the sole primary segment at the end of 2006 after the restructuring of the Company is completed.
- *Discontinued operations* – This Division was sold in 2005 and 2006, see Note 7 for further information.

Business Segments

(in millions of USD)	Refining 2006	Refining 2005	Total Continued Operations 2006	Total Continued Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005	Total Company 2006	Total Company 2005
Total external revenue	6,923.0	4,188.3	6,923.0	4,188.3	2,213.7	2,285.5	9,136.7	6,473.8
Total revenue	**6,923.0**	**4,188.3**	**6,923.0**	**4,188.3**	**2,213.7**	**2,285.5**	**9,136.7**	**6,473.8**
Operating profit	179.5	36.4	179.5	36.4	20.2	29.6	199.7	66.0
Net financial expense			(85.5)	(51.2)	–	(10.4)	(85.5)	(61.6)
Share of income/(loss) from associates			0.3	–	–	(0.8)	0.3	(0.8)
Income tax expense			(25.1)	(10.3)	–	(0.6)	(25.1)	(10.9)
Foreign currency exchange gain/(loss)			4.9	(3.0)	–	(3.8)	4.9	(6.8)
Gain on sale of discontinued operation, net of income tax			–	–	349.3	12.5	349.3	12.5
Net income/(loss)			**74.1**	**(28.1)**	**369.5**	**26.5**	**443.6**	**(1.6)**
Segment assets	2,933.2	1,871.1	2,933.2	1,871.1	81.2	580.8	3,014.4	2,451.9
Investments in associates	0.4	0.3	0.4	0.3	–	–	0.4	0.3
Total Assets	**2,933.6**	**1,871.4**	**2,933.6**	**1,871.4**	**81.2**	**580.8**	**3,014.8**	**2,452.2**
Segment liabilities	1,420.3	2,076.9	1,420.3	2,076.9	39.4	345.5	1,459.7	2,422.4
Total liabilities	**1,420.3**	**2,076.9**	**1,420.3**	**2,076.9**	**39.4**	**345.5**	**1,459.7**	**2,422.4**
							–	–
Capital expenditure	68.6	77.8	68.6	77.8	2.4	9.6	71.0	87.4
Depreciation	(74.8)	(39.0)	(74.8)	(39.0)	(3.2)	(8.6)	(78.0)	(47.6)
Amortization of intangible assets	(0.1)	–	(0.1)	–	–	–	(0.1)	–

Geographical Segments

Secondary information is reported geographically. The Company's geographical segments are based on the location of the Company's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

The following table provides details of total revenues by geographic market area for the years ended December 31, 2006 and 2005:

Revenue by Location of Customers

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	2,746.6	1,652.1	158.7	68.7
United Kingdom	2,072.7	1,520.5	74.0	13.4
The Netherlands	91.0	147.8	1,453.5	1,445.8
Belgium	745.4	181.4	82.6	225.3
Germany	638.3	132.6	110.9	228.8
Rest of the world	629.0	553.9	334.1	303.4
Total revenue	**6,923.0**	**4,188.3**	**2,213.8**	**2,285.4**

The following table provides details of total segment assets by location of the assets for the years ended December 31, 2006 and 2005:

Net Carrying Amount of Assets by Location

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	1,718.8	1,090.4	–	2.5
United Kingdom	322.0	325.2	–	43.3
The Netherlands	71.3	276.0	74.9	420.6
Belgium	719.3	108.4	6.3	0.2
Germany	60.3	42.3	–	67.2
Rest of the world	41.9	29.1	–	47.0
Total segment assets	**2,933.6**	**1,871.4**	**81.2**	**580.8**

The following table provides details of additions to property, plant and equipment and intangible assets by location of the assets for the years ended December 31, 2006 and 2005:

Additions to Property, Plant, Equipment and Intangible Assets by Location

(in millions of USD)	Continuing Operations 2006	Continuing Operations 2005	Discontinued Operations 2006	Discontinued Operations 2005
Switzerland	16.8	49.4	–	0.1
United Kingdom	20.7	8.5	1.0	5.4
The Netherlands	0.9	3.9	1.0	1.6
Belgium	28.8	15.1	–	–
Germany	–	0.2	0.3	1.6
Rest of the world	1.4	0.7	0.1	0.9
Additions to property, plant, equipment and intangible assets	**68.6**	**77.8**	**2.4**	**9.6**

5 Additional Income Statement Disclosures

Personnel expenses

(in millions of USD)	2006	2005
Wages, salaries and bonuses	(82.0)	(44.8)
Social security and pension expenses	(18.7)	(4.6)
Contract labor	(6.3)	(6.7)
Expense of share based payments	(0.4)	–
Other personnel expenses	(8.1)	–
Total personnel expenses	**(115.5)**	**(56.1)**

Other personnel expenses include mainly recruitment, education and insurance expenses.

Refinery operating expenses

(in millions of USD)	2006	2005
Energy expenses	(33.5)	(20.4)
Chemical expenses	(24.3)	(17.3)
Other selling, general and administrative expenses	(42.4)	(5.9)
Utilities	(1.5)	(0.9)
Maintenance	(21.8)	(14.7)
Project expenses	(12.2)	(6.0)
Safety, health and environmental costs	(4.1)	(1.3)
Total refinery operating expenses	**(139.8)**	**(66.5)**

Financial income

(in millions of USD)	2006	2005
Interest income	5.3	3.3
Gains from derivatives financial instruments	36.8	–
Total financial income	**42.1**	**3.3**

Financial expenses

(in millions of USD)	2006	2005
Interest expenses	(60.2)	(11.6)
Expensed (re)financing costs	(55.0)	(30.1)
Bank and commission fees	(6.2)	(5.5)
Letter of credit expenses	(4.5)	(4.3)
Other financial expenses	(1.7)	(3.0)
Total financial expenses	**(127.6)**	**(54.5)**

6 Taxes

Current Tax

The major components of income tax expense for the year ended December 31, 2006 and 2005 are as follows:

(in millions of USD)	Continuing operations		Discontinued operations		Total	
	2006	2005	2006	2005	2006	2005
Consolidated Income Statement						
Current Income Tax						
Current income tax charge	(10.1)	(6.2)	–	(0.3)	(10.1)	(6.5)
Charges in respect to current tax of previous years	(0.3)	(1.9)	–	(0.3)	(0.3)	(2.2)
Deferred Income tax						
Related to origin and reversal of temporary differences	(16.8)	(2.2)	–	–	(16.8)	(2.2)
Related to changes in tax rates	2.1	–	–	–	2.1	–
Total income tax	**(25.1)**	**(10.3)**	**–**	**(0.6)**	**(25.1)**	**(10.9)**

Aggregate current and deferred tax relating to items charged or credited to equity

Income tax directly recognized in equity	3.2	–	–	–	3.2	–
Total income tax recognized in equity	**3.2**	**–**	**–**	**–**	**3.2**	**–**

The reconciliation between the actual tax charge and the expected tax charge for the year ended December 31, 2006 and 2005 are as follows:

(in millions of USD)	2006	2005
Total income, thereof	468.7	8.7
from discontinued operations	369.5	26.5
from continuing operations	99.2	(17.8)
Total income/(loss) from continuing operations	**99.2**	**(17.8)**
Expected tax charge at head office rate (2006: 12.0%; 2005: 31.5%)	(11.9)	5.5
Income taxed at different rates	19.2	6.0
Tax effect of expenses not deductible in determining taxable profit	(2.4)	–
Tax effect of non-taxable income	2.9	–
Change in tax rate	2.1	–
Adjustment in respect of prior periods	(3.3)	(1.4)
Utilisation of tax losses not previously recognized	1.5	0.6
Deferred tax asset not recognised for tax losses incurred	(34.7)	(21.0)
Other	1.5	–
Income tax expense from continuing operations	**(25.1)**	**(10.3)**

As part of the relocation of our group in 2006, the head office moved from the Netherlands to Switzerland, which entailed a change in the applicable head office tax rate.

Deferred Income Tax

Deferred tax at December 31, 2006 and 2005 relates to the following:

(in millions of USD)	2006	2005
Deferred tax asset		
Timing differences:		
Intangible assets	3.5	5.3
Derivative financial instruments	–	9.1
Inventories	–	1.5
Receivables	3.6	–
Retirement benefit obligation	3.3	2.7
Other assets	2.1	–
Losses available for offset against future taxable income	4.3	1.1
Total deferred tax asset	**16.8**	**19.7**
Deferred tax liability		
Timing differences:		
Property, plant and equipment	155.4	45.9
Derivative financial instruments	8.0	–
Inventories	0.7	–
Receivables	0.4	0.5
Retirement benefit obligation	–	0.8
Other liabilities	5.6	–
Total deferred tax liability	**170.1**	**47.2**
Deferred tax liability, net	**(153.3)**	**(27.5)**
Presented in the balance sheet as:		
Deferred tax asset	5.2	7.8
Deferred tax liability	(158.5)	(35.3)
Deferred tax liability, net	**(153.3)**	**(27.5)**

Tax Losses Carried Forward

The net tax losses carried forward, which remain unvalued, equate to USD 258.8 million (December 31, 2005: USD 182.4 million). The losses relate to group companies in Belgium, Germany and the Netherlands and have not been valued as their utilization is not probable. These unvalued net tax losses, under current regulation and local tax laws, do not have expiration periods.

Retained Earnings/Dividend Distributions

The group has limited retained earnings available currently and no intra-group dividend distributions are planned for the foreseeable future. Any dividend distributions would have no or limited tax consequences due to the expected application of relevant EU Directives and Double Tax Treaties.

7 Discontinued Operations

On August 21, 2006, the Company, through a wholly owned subsidiary, entered into a notarial deed of share purchase and transfer under which RIVR acquisition B.V. sold certain shares in 4Gas B.V. to RIVR Holding B.V. in exchange for a EURIBOR plus 1.75% interest bearing loan note of USD 224.5 million (EUR 175 million) plus the assumption of a USD 64.1 million (EUR 50 million) payment in kind. The transaction resulted in a net gain of USD 282.6 million (EUR 225 million).

Pursuant to the share sale and purchase agreement dated August 21, 2006, we sold our shares in the remaining non-core entities of the 4Gas group, consisting of 4Gas Ltd., GORL Ltd, Haven Energy Ltd., Milford Gas Ltd., Milford Power Ltd., Petroplus Milford Haven Holding Ltd., Petroplus Oil Refining Milford Haven Ltd., Waterston Developments Ltd., Waterston Energy Park Ltd., Waterston Services Ltd. and Waterston Services II Ltd. (collectively, the "Other 4Gas Assets"), to 4Gas B.V. for an initial consideration of USD 6.4 million (EUR 5 million) and deferred consideration to the extent that the aggregate proceeds of the sale of the Other 4Gas Assets exceed USD 6.4 million (EUR 5 million). The transaction resulted in a net loss of USD 3 million (EUR 2.4 million).

On August 21, 2006, the Company also sold substantially all of its remaining non-core assets, including the Petroplus Tankstorage group, the Bunkering group and the Oxyde group (collectively, the "Other Non-core companies") to RIVR Divestment B.V. for a EURIBOR plus 1.75% non-recourse loan note in the amount of USD 147.5 million (EUR 115 million). The transaction resulted in a net gain of USD 15.9 million (EUR 12.7 million). Net cash proceeds of approximately USD 115.9 million (EUR 95.1 million) have been received as of December 31, 2006.

In connection with the above sales of the non-core assets, PPI guaranteed certain liabilities of the non-core assets for which there were outstanding guarantees to third-party buyers already in place at the time of the divestiture. RIVR Holding B.V. and Petroplus International B.V. entered into three indemnity agreements, with any liabilities to third party buyers in excess of USD 32.1 million (EUR 25 million) or after three years from the date of such indemnity agreement being indemnified by Petroplus International B.V. In addition, we have agreed to indemnify RIVR Divestment B.V. to the extent the liability for any individual breach of the Company's representations and warranties gives rise to a liability of USD 641,500 (EUR 500,000) or more and to the extent the aggregate liability for all breaches of our representations and warranties exceeds USD 6.4 million (EUR 5.0 million) subject to a cap of the purchase price.

On June 19, 2006, the Company, through various subsidiaries, entered into a purchase and sales agreement relating to the sale of the German Tankstorage group to Deukalion Tankstorage GmbH for approximately USD 40.0 million (EUR 31.8 million). The transaction resulted in a net loss of USD 26.7 million (EUR 21.3 million). As of December 31, 2006, cash proceeds of USD 39.6 (EUR 31.0) million have been received.

On January 13, 2006, the Company entered into a purchase and sales agreement with SEM Group LP for the sale of Petroplus Milford Haven Limited for consideration of USD 142.5 million (EUR 117 million). This transaction resulted in a net gain of USD 83.8 million (EUR 66.7 million).

On December 15, 2005, the Company, through a wholly owned subsidiary, entered into a sales agreement with Bayford & Co. Ltd for the sale of the UK cards group for consideration of USD 7.7 million (EUR 6.5 million). As there were no assets attributable to this business, the full amount has been recorded to income in 2005.

Various other sales of non core assets have occurred in 2006 and 2005. These have not been separately disclosed as the results do not have a material effect on the overall financial position of the company.

Discontinued operations reflect the results from the operating activities of the assets held for sale and sold during 2005 and 2006.

The profit for the year from discontinued operations is analyzed as follows:

(in millions of USD)	Notes	2006	2005
Profit from discontinued operations		20.2	14.0
Gain on sale of discontinued operations	31	349.3	12.5
Gain from discontinued operations		**369.5**	**26.5**

The result of the discontinued operations are as follows:

(in millions of USD)		2006	2005
Revenue		2,213.7	2,285.5
Material cost		(2,159.9)	(2,200.7)
Other expenses		(33.6)	(70.2)
Profit before taxes		**20.2**	**14.6**
Income taxes		–	(0.6)
Profit from discontinued operations		**20.2**	**14.0**
Earnings per share from discontinued operations (in USD)	Note		
Earnings per share – basic	23	9.08	0.92
Earnings per share – diluted	23	8.76	0.92

Details pertaining to disposals in 2006 and 2005 are presented above. Further information is also disclosed in Note 31 of the Financial Statements.

8 Net Assets held for Sale

During 2006, the Company entered into negotiations with 4Gas B.V. for the sale of shares in Dragon LNG Holding Ltd and Dragon LNG Ltd. (together, "Dragon") and Milford Energy Limited. The sales are expected to close in early 2007 for USD 25.7 million (EUR 20 million) and USD 6.4 million (EUR 5 million) respectively. These assets, along with two entities (Antol N.V and Jely BVBA) acquired as part of the acquisition of EPH, for which sales negotiations are in process, have been classified as held for sale at the end of 2006.

At the end of 2005, the Company resolved to sell all its activities, that were not related to the refinery and wholesale marketing operations, to various counterparties. Assets held for sale at the end of 2005 and subsequently sold during 2006 (as discussed in Note 7) consist primarily of the following groups:

- the 4Gas group, which is engaged in developing and operating liquid natural gas terminals;
- the Bunkering group, which includes the Frisol group, Reinplus van Woerden and North Sea Petroleum which is engaged in the wholesale bunkering and trading business;
- the Oxyde Chemicals group, which is engaged in the chemicals and plastics trading and distribution business;
- the Petroplus Netherlands, Milford Haven, and German Tankstorage groups, all of which are engaged in the provision of tank storage facilities to the oil industry.

The major classes of assets and liabilities, which comprising the disposal groups classified as held for sale are as follows:

(in millions of USD)	2006	2005
Intangible assets	1.7	9.3
Property, plant and equipment	2.8	146.7
Other non-current assets	1.6	5.7
Inventories	0.4	152.3
Trade receivables, net	2.0	209.5
Receivable due from Dragon LNG	71.7	–
Other current assets	1.0	57.3
Total assets classified as held for sale	**81.2**	**580.8**
Interest-bearing loans and borrowings	–	161.6
Trade payables	1.5	144.7
Payable due to Dragon LNG	36.9	–
Other current liabilities	1.0	39.2
Total liabilities classified as held for sale	**39.4**	**345.5**
Net assets held for sale	**41.8**	**235.3**

9 Cash and Short-Term Deposits

Cash and short-term deposits for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	2006	2005
Cash	65.1	4.2
Short-term deposits	26.5	61.7
Cash and short-term deposits	**91.6**	**65.9**

Cash at banks earns interest at floating rates based on bank deposit rates. Short-term deposits are made for varying periods between one day and three months depending on the immediate cash requirements of the Company. Interest is earned at the respective short-term deposit rates. See Note 28 for the fair value of cash and short-term deposits.

Of the total amount included in cash and short-term deposits at December 31, 2006 USD 52.8 million was pledged under various borrowing agreements (2005: USD 59.2 million).

The cash position is mainly composed of currencies in USD, EUR, GBP and CHF.

10 Inventories

(in millions of USD)	2006	2005
Raw materials	359.5	278.4
Finished goods	370.3	195.7
Other materials	11.2	5.8
Total inventories	**741.0**	**479.9**

The carrying amount of inventories carried at net realizable value amounts to USD 684.9 million. There was a write-down of inventories to net realizable value in the amount of USD 4.6 million for the year ended December 31, 2006 (2005: nil). Of the total amount included in inventories at December 31, 2006 USD 730.1 million was pledged as security for the Company's credit facilities.

11 Trade and Other Receivables

Trade Receivables

(in millions of USD)	2006	2005
Trade receivables	548.0	438.1
Provision for doubtful debt	(1.1)	(1.2)
Total trade receivables, net	**546.9**	**436.9**

A corresponding value adjustment for doubtful debt was made. Trade and other receivables are mainly composed of currencies in USD, EUR, GBP and CHF.

Of the total amount included in trade receivables at December 31, 2006 USD 500.2 million was pledged as security for the Company's credit facilities.

Other Receivables, Prepayments and Accrued Income

(in millions of USD)	2006	2005
Receivables from associates	2.6	2.1
Taxes other than company income taxes	7.5	2.1
Other receivables and prepayments	180.6	107.2
Accrued income	3.2	–
Total other receivables and prepayments	**193.9**	**111.4**

Other receivables and prepayments mainly include receivables due from the SPE amounting to USD 98.1 million which pertains to the securized agreement under the RPF (see Note 17) and has not been finally transferred to the bank account as of December 31, 2006. Approximately USD 45.3 million relates to other receivables relating to the sale of the non-core business and the remaining amount relates mainly to Government organization which serves the purpose of compulsory obligation stocks and VAT receivables. Of the total amount included in other trade receivables at December 31, 2006, USD 15.9 million was pledged as security for the Company's credit facilities.

12 Intangible Assets

Changes in intangible assets for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Software	Total
Cost		
Balance at January 1, 2005	–	–
Balance at December 31, 2005	**–**	**–**
Additions through acquisition	1.1	1.1
Balance at December 31, 2006	**1.1**	**1.1**
Accumulated depreciation		
Balance at January 1, 2005	–	–
Balance at December 31, 2005	**–**	**–**
Amortization	0.1	0.1
Balance at December 31, 2006	**0.1**	**0.1**
Net carrying amount at		
January 1, 2005	**–**	**–**
December 31, 2005	**–**	**–**
December 31, 2006	**1.0**	**1.0**

13 Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2006 and 2005 were as follows:

(in millions of USD)	Notes	Land & Buildings	Machines & Equipment	Other fixed assets	Assets under construction	Total
Cost						
Balance at January 1, 2005		–	–	–	–	–
Additions through acquisition	30	116.7	629.7	26.1	16.5	789.0
Additions		0.7	40.1	1.4	45.2	87.4
Disposals		(0.6)	(109.3)	(0.6)	(3.4)	(113.9)
Currency translation		(10.4)	(55.7)	(2.6)	(1.3)	(70.0)
Reclassification		(3.6)	48.5	1.4	(46.3)	–
Transfer to assets classified as held for sale		(14.7)	(117.7)	(13.4)	(0.9)	(146.7)
Balance at December 31, 2005		**88.1**	**435.6**	**12.3**	**9.8**	**545.8**
Additions through acquisition	30	3.0	494.2	8.4	15.8	521.4
Additions		0.1	29.0	1.1	38.4	68.6
Disposals		(1.1)	–	(0.3)	(0.1)	(1.5)
Currency translation		9.8	65.6	1.6	2.4	79.4
Reclassification		(18.6)	37.3	0.3	(19.0)	–
Transfer to assets classified as held for sale		(1.6)	(1.1)	(0.1)	–	(2.8)
Balance at December 31, 2006		**79.7**	**1,060.6**	**23.3**	**47.3**	**1,210.9**
Accumulated depreciation						
Balance at January 1, 2005		–	–	–	–	–
Depreciation		1.0	31.9	6.1	–	39.0
Disposals		–	(0.4)	(0.2)	–	(0.6)
Currency translation		(0.1)	(1.6)	(0.4)	–	(2.1)
Balance at December 31, 2005		**0.9**	**29.9**	**5.5**	**–**	**36.3**
Depreciation		3.8	67.5	3.5	–	74.8
Disposals		–	(0.3)	–	–	(0.3)
Currency translation		0.2	6.5	0.9	–	7.6
Balance at December 31, 2006		**4.9**	**103.6**	**9.9**	**–**	**118.4**
Net carrying amount at						
Januar 1, 2005		–	–	–	–	–
December 31, 2005		87.2	405.7	6.8	9.8	509.5
December 31, 2006		**74.8**	**957.0**	**13.4**	**47.3**	**1,092.5**

The carrying amount of finance leases included in equipment as of December 31, 2006 is USD 29.6 million (2005: USD 28.5 million).

Property, plant and equipment pledged in relation to the financing facilities of the Company were USD 74.9 million for the Cressier refinery assets and USD 22.8 million for Swiss tankstorage assets at December 31, 2005. In addition, all assets of the Teesside refinery have been pledged as security against the amounts drawn under the Senior Facility, these assets amounted to USD 77.0 million at December 31, 2005. Due to the fact that all loans and borrowings have been fully repaid by the end of 2006, none of the above assets were pledged at December 31, 2006.

14 Investments in Associates

The Company has the following investments in associates:

PLG Pflichtlagergesellschaft für Mineralöle ("PLG") AG, Zug, Switzerland, is an entity established for administration and management of the compulsory stock obligation of the Company, BP, Shell and others as set by the government. The Company holds 35% of PLG in line with the volume of the Company's compulsory stock obligation. The Swiss entity is not listed on a public stock exchange.

SOGEP Société Genevoise des Pétroles ("SOGEP") SA, Vernier, Switzerland, is an entity that operates a tank storage facility in Geneva for its majority shareholders, being Shell, Esso and the Company (32% shareholding). The entity is not listed on a public stock exchange.

Sempachtank AG, Neuenkirch, Switzerland, is an entity that operates a tank storage facility in Neuenkirch for its shareholders, being the Company, Dillier-Wyrsch, Josef Gut AG, Cica S.A., Voegtling-Meyer AG and others. The shares were acquired in January 2006. The entity is not listed on a public stock exchange.

The financial reporting date of PLG and SOGEP does not differ from the Company's financial reporting date of December 31. The financial reporting date of the Sempachtank AG is September 30. The Financial Statements of Sempachtank AG are adjusted by significant effects, if any, for the period between September 30, and December 31.

The following table illustrates the summarized financial information of the Company's investments in associates for December 31, 2006 and 2005:

	2006				2005		
(in millions of USD)	PLG	SOGEP	Sempach-tank AG	Total	PLG	SOGEP	Total
Current Assets	42.6	0.4	0.1	**43.1**	39.2	0.3	**39.5**
Non-current Assets	–	6.4	1.9	**8.3**	–	6.9	**6.9**
Current Liabilities	(41.7)	(6.7)	(0.2)	**(48.6)**	(38.4)	(7.1)	**(45.5)**
Non-current liabilities	–		(1.7)	**(1.7)**	–	–	–
Net Assets	**0.9**	**0.1**	**0.1**	**1.1**	**0.8**	**0.1**	**0.9**
	35%	32%	22%		35%	32%	
Company's share of associates' net assets	**0.4**	**–**	**–**	**0.4**	**0.3**	**–**	**0.3**

	Year ended 2006				Year ended 2005		
(in millions of USD)	PLG	SOGEP	Sempach-tank AG	Total	PLG	SOGEP	Total
Revenue	5.4	3.1	0.3	**8.8**	5.0	3.1	**8.1**
Income	0.6	0.3	–	**0.9**	–	–	**–**
	35%	32%	22%		35%	32%	
Company's share of associates' revenue	**1.9**	**1.0**	**0.1**	**3.0**	**1.8**	**1.0**	**2.8**
Company's share of associates' income	**0.2**	**0.1**	**–**	**0.3**	**–**	**–**	**–**

15 Financial Assets available for Sale

Entity		2006	2005
SAPPRO SA (Société du Pipeline à produits pétroliers	Ownership	15.6%	15.6%
sur territoire genevois), Vernier, Switzerland	Carrying Value (in million USD)	0.6	0.5
RBE – Rheinische Bio Ester GmbH & Co. KG,	Ownership	15.0%	15.0%
Neuss, Germany	Carrying Value (in million USD)	1.6	1.3
Total financial assets available for sale		**2.2**	**1.8**

For SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois) and RBE – Rheinische Bio Ester GmbH & Co. KG, the fair value could not be determined reliably and therefore they are valued at cost.

The recognized profit or loss in financial assets available for sale for the year ended December 31, 2006 was nil (2005: nil). The Company recognizes dividend income from investments when such are declared.

The shares of the above entities are unquoted.

16 Other Financial Assets

Other financial assets include capitalized financing costs resulting from the facility agreement of USD 1.2 billion. The capitalized financing costs are depreciated over three years which is equivalent to the facility agreement's duration period.

17 Interest Bearing Loans and Borrowings

(in millions of EURO)	2006	2005	Interest rate	Maturity	Currency
Non-current					
Senior Debt	–	39.6	EURIBOR + 2.50%	Nov. 2008	EURO
Senior Debt	–	7.7	LIBOR + 2.50%	Nov. 2008	GBP
Senior Debt	–	89.9	LIBOR + 2.50%	Nov. 2010	CHF
Senior Debt	–	21.8	EURIBOR + 2.50%	Nov. 2010	EURO
Senior Debt	–	106.2	EURIBOR + 2.75%	Nov. 2011	EURO
Senior Debt	–	23.3	LIBOR + 2.75%	Nov. 2011	GBP
Senior Debt	–	70.8	EURIBOR + 6.75%	Nov. 2012	EURO
Payment In Kind facility ("PIK")	–	59.1	EURIBOR + 9.00%	Dec. 2013	EURO
Senior Debt & PIK (at nominal value)	–	**418.4**			
Senior Debt & PIK (at amortized cost)	–	387.1			
PPES	–	24.5	12%	Dec. 2056	EURO
Total non-current	–	**411.6**			
Current					
Credit facility	–	108.2	EURIBOR/LIBOR + 1.75%		EURO/USD/CHF
Current portion of Senior Debt	–	5.9	EURIBOR + 2.50%		EURO
Revolving facility	–	29.6	EURIBOR + 2.50%		EURO
Total current	–	**143.7**			

Repayment of Debt in 2006

In 2006, the company fully repaid all outstanding debts, both long-term Senior Debt and short-term working capital borrowings, with the proceeds received from the sale of non-core assets and the Initial Public Offering.

Restructuring of Debt Facilities

In December 2006, the company amended and increased the Inventory Revolving Credit Facility ("RCF" – as described below) to a total of USD 1.2 billion of committed availability for three years and subsequently cancelled the bilateral trade finance facilities, inherited from the EPH acquisition, which amounted to an aggregate of USD 660 million. The Company has an option to increase the RCF up to USD 2.0 billion. The RCF together with the USD 400 million Receivables Purchase Facility ("RPF" – as described below) had initially been entered into in order to refinance the previous trade finance facility which was the main working capital facility during 2005.

Term Loan Facilities

Senior Credit Facilities

To finance the bid for the PPI shares and Senior Notes as well as associated financial costs in 2005, a bridge facility of USD 379 million (EUR 320 million) was made available to RIVR and its subsidiaries. This facility was drawn in March and April of 2005 following the completion of the transaction outlined in Note 1. After repaying USD 154 million (EUR 130 million) of the new Senior loans using the proceeds from the sale of certain non-core entities, this bridge facility was refinanced in November 2005. Under the Senior Facility Agreement an amount of USD 296.1 million (EUR 250 million) was borrowed and the Second Lien Facility Agreement USD 70.8 million (EUR 60 million) subordinated debt was borrowed.

The loans drawn under the Senior Facility Agreement had maturities ranging from 3 to 6 years. The short term portion was classified under current liabilities. The loans drawn under the Second Lien Facility Agreement had a maturity of 7 years with a bullet payment at maturity date. These loans had a subordinated form of fixed asset security. The balance of the outstanding loans drawn under the Second Lien Facility Agreement on December 31, 2005 amounted to USD 70.8 million.

During 2006 the senior facilities were further increased to finance part of the acquisition of European Petroleum Holdings N.V. "EPH" by approx. USD 470 million as of May 31, 2006. All outstanding amounts under Senior

Credit Facilities were repaid during 2006 by using proceeds received from disposals of non-core assets as well as of the IPO. Outstanding under these facilities was nil at the end of 2006 versus USD 453.9 million at the end of 2005 (including USD 418.4 million for Senior Debt non-current & PIK, USD 5.9 million for the current portion, and USD 29.6 million for a 364-day revolving credit facility).

Participating Preferred Equity Securities (PPES)
During 2005 RIVR issued PPES for USD 154.3 million. Before year-end 2005 USD 129.8 million were redeemed. As at December 31, 2005, 2,078,125,000 of PPES were issued with a nominal value of USD 0.01 each (Total USD 24.5 million).

Working Capital Facilities
Inventory Revolving Credit Facility
Certain of our subsidiaries are party to a USD 1.2 billion multicurrency secured revolving credit facility agreement dated December 23, 2005 (as amended most recently on December 21, 2006, the "RCF"). The agreement was an option to increase the facility amount to up to USD 2.0 billion on a pre-approved but uncommitted basis in connection primarily with increased working capital needs as a result of future acquisitions. Moreover the Company can obtain additional availability on an uncommitted basis under the same facility.

The RCF is available, subject to a borrowing base, in the form of revolving loan advances, bank overdraft advances and certain payment instruments, including documentary letters of credit, standby letters of credit, letters of indemnity and bank guarantees. Bank overdrafts and revolving loans together may not be more than 60% of the total amount of the RCF. Bank overdrafts are limited to USD 100 million. The borrowings under the RCF are jointly and severally guaranteed by certain of our subsidiaries and the SPE purchaser under our RPF. Such borrowings are secured by certain assets of the borrowers and of the guarantors, the form of such security includes certain pledges of bank accounts, inventory, insurance and other assets. The RCF terminates on December 21, 2009.

There were no outstanding drawings under this facility at the end of 2006 or 2005.

Receivables Purchase Facility
Certain of our subsidiaries are party to a USD 400 million master trade receivables purchase facility agreement dated February 23, 2006 (as amended, the "RPF"). The RPF is guaranteed by certain of our subsidiaries and is secured by certain assets of the sellers or receivables under the facility, certain of our other subsidiaries and the SPE purchaser under the facility, the form of such security including certain pledges of bank accounts, inventory, insurance and other assets. The facility is available for five years less two weeks from the date all the relevant condition precedents to utilization of the facility were satisfied.

There were no outstanding drawings under this facility at the end of 2006.

Trade Finance Facility
In 2005 the main working capital facility of the group was a trade finance facility provided by various banks. The amount outstanding under this facility at the end of 2005 was USD 108.2 million. This facility was then cancelled and refinanced by the above two working capital facilities in February 2006.

Covenants
In 2005 and during 2006 facilities contained covenants that restrict certain of our activities, including restrictions on creating or permitting to subsist certain security, engaging in certain mergers or consolidations, sales or other disposals of certain assets, giving certain guarantees, making certain loans, making certain investments, incurring certain additional indebtedness, engaging in different businesses, making certain dividend, debt or other restricted payments, and amending or waiving certain material agreements.

The facilities also contained certain financial covenants, such as:
- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio
- maximum Senior Term Borrowings versus EBITDA ratios
- minimum Cash Flow versus Debt Service ratio
- maximum Capex

After repayments of all Senior Debts and after amendment of increase of the RCF the financial covenants remaining at year end of 2006 are:
- minimum Consolidated Tangible Net Worth
- minimum EBITDA versus Net Interest ratio

For the years ended December 31, 2006 and 2005 the Company met the requirements of the covenants.

18 Trade and Other Payables

(in millions of USD)	2006	2005
Trade payables	567.9	649.0
Total trade payables	**567.9**	**649.0**

Taxes other than income taxes	218.5	222.0
Other payables and accrued expenses	97.5	99.9
Total other payables and accrued expenses	**316.0**	**321.9**

At December 31, 2006 USD 97.5 million (2005: USD 99.9 million) was recorded as other payables and accrued expenses which primarily related to personnel expenses, general expenses, interest and invoices to be received and recorded within the period.

Taxes other than income taxes consist of excise duties, value added taxes, withholding taxes and wage taxes.

Trade and other payables are mainly composed of currencies in USD, EUR, GBP and CHF.

19 Employee Benefits

The Company has several different defined benefit pension plans (in Switzerland, in the United Kingdom and in Belgium) covering substantially all of its employees, requiring contributions to be made to separately administered funds.

The following tables summarize the funded status amounts recognized in the consolidated balance sheet for the respective employee benefit plans and components of net benefit expense recognized in the Consolidated Income Statement.

The principal assumptions used in determining the pension obligation for the plans are shown below and are based on weighted averages:

Assumptions (weighted averages)	2006	2005
Discount factor	3.9%	3.7%
Expected investment yield	4.9%	4.8%
Future pay increases	2.4%	2.1%
Future pension increases	1.7%	1.6%

The assumptions are weighted on the present value of the respective defined benefit obligations. The overall expected investment yield is a weighted average of the expected returns of the different asset categories as shown below. The assessment of the expected returns on investments by the Company is based on historical return trends and analysts' predictions of the market for the respective categories in the next twelve months.

Changes in the present value of the defined benefit obligation are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at January 1,	128.7	–
Obligation acquired on acquisition	11.8	147.1
Interest cost	5.6	5.1
Current service costs	6.0	6.7
Contributions by plan participants	2.2	–
Benefits paid	(7.1)	(4.6)
Actuarial losses/(gains) on obligation	(5.7)	3.6
Plan curtailments/settlements	1.2	(9.8)
Exchange differences	13.8	(19.4)
Defined benefit obligation at Dec 31,	**156.5**	**128.7**

During 2005, the pension scheme in Switzerland was changed from a benefit-oriented to contribution-oriented plan. Under IAS 19 *Employee Benefits*, this contribution-oriented plan is also treated as a defined benefit plan. The change resulted in a lower defined benefit obligation of USD 9.8 million in 2005.

Changes in fair value of plan assets are as follows:

(in millions of USD)	2006	2005
Fair value of plan assets at January 1,	110.0	-
Plan assets acquired on acquisition	7.2	107.8
Actual return on assets	6.1	5.2
Contributions by employers	7.5	4.6
Contributions by employees	2.3	1.6
Benefits paid	(7.1)	(4.6)
Plan settlement	0.3	-
Actuarial gains	4.1	10.6
Exchange differences	11.8	(15.2)
Fair value of the plan assets at Dec 31,	**142.2**	**110.0**

Retirement Benefit Obligation

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit	**(14.3)**	**(18.7)**
Unrecognized net actuarial gain	(13.9)	(3.8)
Retirement benefit obligation	**(28.2)**	**(22.5)**

Net Benefit Income/(Expense)

(in millions of USD)	2006	2005
Current service costs	(6.0)	(5.0)
Interest cost on benefit obligation	(5.6)	(5.1)
Expected return on plan assets	6.1	5.2
Net actuarial (loss)/gain recognized in the year	(0.3)	0.7
Past service costs	-	(0.2)
Plan curtailments/settlements	(1.2)	9.8
Net benefit (expense)/income	**(7.0)**	**5.4**

The net benefit expense is recognized in personnel expenses on the Income Statement.

Total employer contributions to the defined benefit pension plans in 2007 are expected to be approximately USD 5.4 million.

The major categories of plan assets at the balance sheet dates are as follows:

in %	2006	2005
Equity instruments	52.4	50.0
Debt instruments	18.5	21.1
Property	13.2	13.0
Other assets	15.9	15.9
Net benefit expense	**100.0**	**100.0**

The actual return on plan assets for 2006 was USD 7.8 million (2005: USD 15.9 million).

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by, the Company.

The history of experience adjustments are as follows:

(in millions of USD)	2006	2005
Defined benefit obligation at December 31,	(156.5)	(128.7)
Fair value of plan assets at December 31,	142.2	110.0
Deficit at December 31,	**(14.3)**	**(18.7)**
Experience adjustment (gain) on plan liabilities	(5.2)	(0.5)
Experience adjustment gain on plan assets	3.9	10.6

20 Provisions

(in millions of USD)	Litigation	Environmental Remediation	Other	Total
Balance at January 1, 2005	–	–	–	–
Additions acquired through acquisition	–	2.5	–	2.5
Additions	–	–	–	–
Utilized	–	(0.3)	–	(0.3)
Transfer to liabilities classified as held for sale	–	–	–	–
Balance at December 31, 2005	**–**	**2.2**	**–**	**2.2**
Additions acquired through acquisition	–	20.9	4.8	25.7
Additions	0.7	4.9	6.0	11.6
Utilized	–	(0.6)	–	(0.6)
Transfer to liabilities classified as held for sale	–	(0.1)	–	(0.1)
Balance at December 31, 2006	**0.7**	**27.3**	**10.8**	**38.8**

Litigation

The provision for legal settlement relates to a claim made by a former employee for circumstances surrounding termination of the employee's employment contract. Proceedings have been stayed for the moment, until certain questions in connection with the case are resolved.

Environmental Remediation

The provisions for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The environmental provisions relate primarily to soil and groundwater contamination for which costs are expected to be incurred through 2021, however timing and amounts of future outflows are uncertain.

Other

Amounts included in other provisions relate primarily to an early retirement scheme in Belgium for which employees can opt for early retirement from the age of 56 onwards, if certain criteria are met. Payments are made until the person reaches the legal pension age in Belgium of 65. Also included in this category is our estimated liability for unmetered natural gas consumption as a result of a faulty bypass valve. Appropriate actions have been taken by the company to notify the supplier, however given the early status of the situation, future timing of outflows are unknown.

Emission Rights

At year end 2006 the total of actual emissions did not exceed the number of granted emission credits held. As there was a surplus, no provision was recorded at year end 2006.

21 Minority Interest

Minority interest represents the portion of profit or loss and net assets in subsidiaries that are not held by the Company and are presented separately within the Consolidated Income Statement and within equity in the Consolidated Balance Sheet.

22 Shareholders' Equity

Share Capital

	Share Capital in millions of USD	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	459.7	560.3	61,036,600	9.18
Authorized share capital	131.5	160.4	17,468,300	9.18
Conditional share capital	168.3	205.4	22,375,300	9.18

The share capital at December 31, 2006 amounts to USD 459.7 million (CHF 560.3 million) translated at the historical foreign exchange rate at the date of the relevant transactions.

No preference shares have been issued during the period and the Company did not hold any treasury shares at year end.

Details of Share Capital Movements

Prior to the reverse acquisition on August 21, 2006, where Petroplus Holdings AG issued shares in exchange for all shares in RIVR, RIVR was considered the ultimate holding company of the group. The movements in the share capital over the last two years, expressed in number of shares, are as follows:

(Number of shares)		Petroplus Holdings AG	RIVR Acquisition B.V.
January 1,	**2005**	**–**	**1,800,000**
March 16,	2005[1]	–	240,387,500
December 31,	**2005**	**–**	**242,187,500**
February 20, – August 21,	2006 – 2006[2]	2,218,450	
August 21,	2006[3]	38,118,150	(242,187,500)
November 29,	2006[4]	18,000,000	
Dezember 5,	2006[5]	2,700,000	
December 31,	**2006**	**61,036,600**	**–**

[1] As of March 16, 2005, RIVR increased its share capital by 240,387,500 shares. The authorized share capital as per December 31, 2005 was comprised of 242,187,500 ordinary shares, all of which have been fully paid.

[2] Petroplus Holdings AG (formerly Argus Atlantic Energy Limited) was incorporated in Bermuda with an authorized share capital of USD 48,000, comprising 4,800,000 common shares of par value USD 0.01 per share. On February 23, 2006, the authorized share capital was increased from USD 48,000 to USD 2,000,000, of which USD 48,000 comprised 4,800,000 common shares of par value USD 0.01 per share that were issued on that day. In the course of a consolidation of Argus's share capital on July 28, 2006, the par value of the common shares was increased from USD 0.01 to USD 7.50 per share by leaving the issued share capital unchanged at USD 48,000, resulting in 6,400 issued common shares of par value USD 7.50 each. Immediately following the consolidation, 137,600 bonus shares of par value USD 7.50 were issued out of the authorized share capital of USD 2,000,000, resulting in a total issued share capital of USD 1,080,000, consisting of 144,000 common shares of par value USD 7.50 each. On August 1, 2006, Argus's authorized share capital was increased from USD 2,000,000 to USD 750,000,000, out of which USD 15,558,375 comprised 2,074,450 common shares at par value USD 7.50 per share that were issued on the same day, leading to a total issued share capital of USD 16,638,375, consisting of 2,218,450 common shares at par value USD 7.50 each.

[3] On August 21, 2006, Argus Atlantic Energy Limited's issued share capital was increased from USD 16,638,375 to USD 302,524,500 by issuing 38,118,150 common shares of par value USD 7.50 out of Argus's authorized share capital of USD 750,000,000. These 38,118,150 common shares were issued to RIVR Holding B.V. in exchange for shares in RIVR. Upon its migration to Switzerland on August 22, 2006, Argus's issued share capital amounted to USD 302,524,500, consisting of 40,336,600 common shares of par value USD 7.50. When registered in Switzerland, the existing share capital was converted from dollars into Swiss Francs, resulting in an issued share capital of CHF 370,289,988, divided into 40,336,600 fully paid-up registered shares with a nominal value of CHF 9.18 each.

[4] Pursuant to a shareholders resolution adopted at an extraordinary shareholders' meeting held on November 29, 2006, the share capital of Petroplus Holdings AG was increased on November 29, 2006 by CHF 165,240,000 from CHF 370,289,988 to CHF 535,529,988 through the issuance of 18,000,000 shares with a nominal value of CHF 9.18 each. The existing shareholders waived their pre-emptive rights and the share capital increase was registered in the Commercial Register of the Canton of Zug, Switzerland, on November 29, 2006.

[5] On December 5, 2006 the Board issued 2,700,000 shares with a total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the Initial Public Offering ("IPO").

Authorized Share Capital

At the extraordinary shareholders' meeting held on November 29, 2006, the Board of Directors received the authorization to increase the share capital at any time until November 29, 2008 by a maximum amount of CHF 185.2 million by issuing a maximum of 20,168,300 of fully paid shares with a nominal value of CHF 9.18 each. On December 5, 2006 the Board of Directors issued 2,700,000 shares with at total nominal value of CHF 24.8 million. The shares were issued due to the exercise of the over-allotment option granted in the course of the IPO. The outstanding authorized share capital at December 31, 2006 amounts to CHF 160.4 million (USD 131.5 million), compromising of 17,468,300 shares.

Conditional Share Capital

The additional conditional share capital approved at the extraordinary shareholders' meeting held on November 29, 2006 is reduced by the amount used by the Board of Directors regarding share capital increases out of authorized capital based on the Articles of Association of Petroplus Holdings AG. The outstanding conditional share capital at December 31, 2006 amounts to CHF 205.4 million (USD 168.3 million), compromising of 22,375,300 shares.

Initial Public Offering ("IPO")

The Company received net proceeds from the issuance of 20,700,000 shares upon IPO on November 30, 2006 and the exercise of the over-allotment option thereafter of USD 1.0 billion. The Company recorded directly attributable costs of USD 46.2 million, of which USD 42.9 million have been recorded directly in equity.

Equity Instruments

Petroplus has granted a total of 2,742,634 options to members of the Board of Directors, Senior Management and employees. 2,420,134 of these options were granted by Petroplus Holdings AG to those individuals in their capacity as investors in connection with purchases of our shares and are not dependent upon their employment or service. Each of these options provides the holder the right to purchase one share at a price of USD 15.80, become fully vested upon a change of control of Petroplus Holdings AG (including certain changes in the majority of the Board of Directors), have a duration of ten years and are subject to the further terms and conditions of the Equity Incentive Plan under which they were issued. Out of the total of 2,420,134 options, 1,109,225 vested upon the IPO on November 30, 2006, another 1,109,225 options will vest on July 31, 2008 and the remaining 201,684 options will vest on June 1, 2009.

The second plan, the Equity Participation Plan, has 322,500 options outstanding. These are options the Board of Directors granted upon completion of the IPO. Each of these 322,500 options provides the holder with the right to purchase one share at the offer price of CHF 63.00. The options have a duration of ten years and will vest in equal amounts on November 29, 2007, 2008 and 2009. Further details on the Equity Participation Plan are described in Note 24. None of the options described above were exercised in 2006.

Dividend Policy

Under Swiss law, the extent to which shareholders' equity is freely distributable is not determined by the consolidated financial information but rather by the Company's statutory Financial Statements prepared in accordance with Swiss law. No dividends were paid or proposed during the period presented.

23 Earnings per Share

The following table shows the basis of income used for the calculation of basic and diluted earnings per share ("EPS"):

(in millions of USD)	2006	2005
Net income attributable to ordinary shareholders of the parent	443.4	(2.7)
Net income from discontinued operations	369.5	26.5
Net income from continuing operations attributable to ordinary shareholders of the parent	73.9	(29.2)

Basic EPS are calculated by dividing the net income attributable to shareholders of Petroplus Holdings AG by the weighted average number of shares outstanding.

Basic earnings per share	2006	2005
Weighted average number of shares outstanding (in shares)	40,690,850	28,789,010
Basic earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.82	(1.01)
Discontinued operations (in USD)	9.08	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	**10.90**	**(0.09)**

To calculate diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Petroplus Holdings AG shares.

Diluted earnings per share	2006	2005
Weighted average number of shares outstanding (in shares)	42,152,871	28,789,010
Diluted earnings per share calculated on		
Income/(loss) from continuing operations (in USD)	1.75	(1.01)
Discontinued operations (in USD)	8.76	0.92
Net income/(loss) attributable to ordinary shareholders of the parent (in USD)	**10.51**	**(0.09)**

Calculation of weighted average number of dilutive shares		
Weighted average number of ordinary shares for basic earnings per share	40,690,850	28,789,010
Effect of dilution of share options	1,462,021	–
Weighted average number of ordinary shares adjusted for the effect of dilution	42,152,871	28,789,010

Options equivalent to 322,500 shares were excluded from the calculation of diluted EPS as they were not dilutive.

24 Share-Based Payments

The share option scheme of the Company, the Equity Participation Plan, is an equity-settled share-based payment plan. The services the Company receives from management and personnel in exchange for the options being rewarded do not qualify for recognition as assets and shall therefore be recognized as expenses.

Each option converts into one ordinary share of Petroplus Holdings AG upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The options may be exercised at any time from the date of vesting to the date of expiry. The options can only be exercised when the employee remains in the Company's employ or service.

Option series (in CHF)	Number	Grant date	Vesting period	Expiry date	Exercise price	Fair value at grant date
Series 1(1/3)	107,500	Nov. 29, 2006	1 year	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	2 years	Nov. 29, 2016	63.0	63.0
Series 1(1/3)	107,500	Nov. 29, 2006	3 years	Nov. 29, 2016	63.0	63.0
Total	**322,500**				**63.0**	**63.0**

The options, as depicted above, have a three-year graded vesting scheme, with one third of the options vesting each year. The options will be fully vested as of November 29, 2009.

The weighted average fair value of the share options granted during the financial year is CHF 28.31 per option. In connection with the adoption of IFRS 2 *Share-based Payment* we assessed our valuation technique and related assumptions. Consistent with the provisions of IFRS 2, we estimated the fair value of stock option on the date of grant using the Black-Scholes Option Valuation Model using the assumptions in the following table:

Inputs into the model	Series 1
Grant date share price (in CHF)	63.0
Exercise price (in CHF)	63.0
Expected volatility	32.3%
Option life (in years)	10
Dividend yield	0.2%
Risk-free interest rate	2.3%

The risk-free interest rate is based on yields of the Swiss Confederation bonds on the date of grant with the maturity date approximately equal to the expected life at the grant date. The expected life of the options is equal to the expiration date. The Company derives its expected volatility based on the average volatility of our main competitors' share price over the past year.

The following table shows, for 2006 and 2005, the number of options at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercised prices.

in CHF	2006 Number of options	2006 Weighted average exercise price	2005 Number of options	2005 Weighted average exercise price
Balance at January 1,	–	–	–	–
Granted during the year	322,500.0	63.0	–	–
Forfeited during the year	–	–	–	–
Exercised during the year	–	–	–	–
Expired during the year	–	–	–	–
Balance at December 31,	**322,500.0**	**63.0**	–	–
Exercisable at December 31,	–	–	–	–

In 2006, no options granted under the Equity Participation Plan had been exercised. The share options outstanding at the end of the financial year had an exercise price of CHF 63.00 and a weighted average remaining contractual life of 10 years.

Total expense for Equity Participation Plan for the year ended December 31, 2006 was USD 0.3 million, net of taxes.

25 Leases

Finance Lease Commitments – Company is Lessee
The Company has one major contract which contains a finance lease for a hydrogen unit (Air Product contract). Future minimum lease payments under finance leases together with the present value of the lease payments are as follows:

(in millions of USD)	2006 Minimum lease payments	2006 Present value of payments	2005 Minimum lease payments	2005 Present value of payments
Within one year	5.2	3.3	3.0	1.4
After one year but not more than five years	14.3	8.7	11.9	6.7
More than five years	26.5	21.3	26.7	21.1
	46.0	**33.3**	**41.6**	**29.2**
Less amounts for finance charge	(12.7)		(12.4)	
Present value of the minimum payments	**33.3**	**33.3**	**29.2**	**29.2**

Under the hydrogen supply contract a third party supplies the Company with hydrogen whereby the supplier legally owns and operates an asset on the site of the Company. Petroplus effectively purchases all of the hydrogen produced for a fee of approximately USD 4.4 million per year. This fee also includes payments for non-lease elements in the arrangement.

The contract has a duration of 15 years as from the end of 2004 and does not contain any option for the Company to purchase the asset.

Total rent expense for finance lease for the years ended December 31, 2006 and 2005 was USD 4.9 million and USD 4.4 million, respectively.

Operating Lease Commitments – Company is Lessee
The Company has entered into rental agreements, hire purchases and commercial leases on machinery, motor vehicles and office equipment. There are no restrictions placed upon the lessee by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases as at December 31, are as follows:

(in millions of USD)	2006	2005
Within one year	13.0	11.2
After one year but not more than five years	21.0	16.9
More than five years	44.3	38.4
Total operating lease commitments – Company is lessee	**78.3**	**66.5**

Total rent/hire and commercial expense for operating lease for the year ended December 31, 2006 and 2005 was USD 13.1 million and USD 4.6 million, respectively.

Operating Lease Commitments – Company is Lessor
The processing fee receivable under non-cancelable operating leases as at December 31, is as follows:

(in millions of USD)	2006	2005
Within one year	18.4	25.6
After one year but not more than five years	3.1	21.5
More than five years	–	–
Total operating lease commitments – Company is lessor	**21.5**	**47.1**

Bitumen Supply Contract
Under the bitumen supply contract the Company is supplied with crude oil feedstock and converts the crude into bitumen and distillates. This contract contains a lease whereby the Company is the lessor. The supplier of the feedstock purchases all of the bitumen production and pays a processing fee consisting of fixed elements (approx. USD 1.5 million per month) and variable elements. The fixed fee also includes payments for non-lease elements in the arrangement.

The contract has a ten year duration as from March 2003. After a five year period the counterparty has the right to terminate the agreement. Therefore, the operating lease commitment in the above table does include only the five year period. Additionally the supplier of the feedstock has an option to purchase the refining asset at the end of the contract term at a fair market price.

Throughput Deal
Under the throughput deal the Company is supplied with feedstock (gasoil) in order to produce mainly Ultra-low sulfur diesel ("ULSD"). This deal contains a lease whereby the Company is the lessor. At all times the risk and title to the gasoil and the ULSD produced remains with the supplier. The supplier pays a processing fee per metric ton consisting of a fixed element (approx. USD 30,000 per day) and variable elements. Depending on the yield the Company charges additional yield correction fees.

The throughput deal can at any time by either party be terminated by serving a notice of termination.

26 Other Commitments and Contingencies

Legal Contingencies
We have extensive operations and are both a defendant and a plaintiff in a number of arbitration and legal proceedings in connection with our operations. While we are currently involved in several legal proceedings, we believe that, other than as discussed below, the results of these proceedings will not have a material adverse effect on our business, results of operations or financial condition.

In 2004, BRC cancelled an IT contract with one consulting firm in favor of another firm. Subsequently, an employee of the prior consulting company also left and joined the new firm providing services to BRC. As a result, the previous company has filed a claim against BRC for KUSD 587 (KEUR 447) including interest for wrongful competition and abuse of confidential information. The case is still pending in court and is currently not being pursued by the claiming party.

In 1996, the Belgian tax authorities sent BRC a letter seizing the payments due to a contractor as a result of the contractor's non-payment of taxes. Prior to receiving the letter, BRC had transferred the payment to the contractors account. The Belgian Ministry of Finance has asserted a claim for USD 4.5 million (EUR 3.4 million) plus interest, which is the entire amount of taxes owed by the contractor or, in the alternative, KUSD 54 (KEUR 41), which is the amount BRC owed the contractor. The lower court found in favor of BRC. On appeal, the court of appeals also found in favor of BRC. The Belgian Ministry of Finance has appealed to the Court of Cassation.

In 1989, Petrotrade and Petrobel, both of which are subsidiaries of EPH, sold products to a customer without collecting excise taxes because the customer had provided documents that the products were to be exported and, therefore, no taxes were due. The customer neither exported the product nor paid the excise tax liability. The Belgium authorities have brought a claim against BRC for the taxes owed. The case has been suspended until the criminal case against the customer is resolved. If a court determines that BRC is liable for the taxes, the amount due including interest is expected to be approximately USD 2.5 million (EUR 1.9 million).

Contingent Liabilities

In the past, CARBURA (the Swiss organisation for the compulsory stockpiling of oil products) has contributed a compensation for costs relating to water as well as fire protection mandatory by government. The contingent liabilities at December 31, 2006 amount to USD 3.2 million (CHF 4 million) and will expire in December 2011.

Other Commitments

The sale commitments as at December 31, 2006 amount to USD 18.2 million, the purchase commitments as at December 31, 2006 amount to USD 3.5 million. The commitments represent mainly contractual obligations for future crude oil sales. These obligations were calculated using information current as of December 31, 2006 and as such the actual commitment amount may vary. Variables such as crude oil price and volume requirements can cause the minimum obligation to change.

Letter of Credits/Guarantee

Contingent liabilities related to letters of credit were USD 612.7 million at December 31, 2006 (2005: USD 567.7 million). Contingent liabilities related to guarantees were USD 94.2 million at December 31, 2006 (2005: USD 73.2 million).

27 Number of Employees

The following table sets out information on the average number of full-time equivalent employees we employed in the periods indicated:

Number of employees	December 31, 2006[1]	December 31, 2005[1]
Switzerland	339	307
Belgium	346	140
United Kingdom	178	242
The Netherlands	–	191
Other	62	138
Total	**925**	**1,018**

[1] Includes employees of our non-core businesses that had not yet been sold during the periods indicated.

28 Financial Instruments

Risk Assessment

The financial results of the Company can be influenced by the fluctuation of oil prices and foreign currencies. The Company is further exposed to interest, credit and country risks.

Oil Price Risks

Due to the nature of its business, the Company has a significant exposure to fluctuation of crude and oil products prices and refinery margins as part of its normal operations. The company therefore manages these price risks in commodities derivatives markets to protect gross margin from its refineries oil stocks and from adverse oil price movements.

The Company controls the price risks according to clear delegations of authority. The price risks referred to relate to stocks, sale and purchase of crude, refined products and refining margins. The Company utilizes several commodity instruments to manage these risks.

Under the discontinued refinery margin hedge program, a portion of the refinery output in 2006 and 2005 was hedged in order to secure a refining margin. The volume of open future and swap contracts as at December 31, 2006 and 2005 are as follows:

Futures

Crude	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(2,628.0)	(1,537.0)
	(2,628.0)	**(1,537.0)**

Gasoil	thousand of MT	thousand of MT
Maturing in less than 1 year	(128.9)	3.2
	(128.9)	**3.2**

Swaps

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing in less than 1 year	(12,900.0)	(43,034.1)
Maturing between 1 to 2 years	(12,000.0)	(42,600.0)
Maturing between 2 to 3 years	–	(22,800.0)
	(24,900.0)	**(108,434.1)**

Crude	thousand of bbl	thousand of bbl
Maturing in less than 1 year	(1,027.0)	–
	(1,027.0)	–

Products	thousand of MT	thousand of MT
Maturing in less than 1 year	(126.5)	(49.9)
	(126.5)	**(49.9)**

Freight	thousand of MT	thousand of MT
Maturing in less than 1 year	1,080.0	2,355.0
Maturing between 1 to 2 years	–	1,560.0
	1,080.0	**3,915.0**

Minimum Operating Stock	thousand of bbl	thousand of bbl
Maturing in less than 1 year	–	(9.0)
Maturing between 1 to 2 years	–	(2,950.0)
Maturing between 2 to 3 years	–	(568.3)
	–	**(3,527.3)**

Options

Refining Margin	31.12.2006 thousand of bbl	31.12.2005 thousand of bbl
Maturing between 2 to 3 years	–	(4,800.0)
	–	**(4,800.0)**

Gasoil	thousand of MT	thousand of MT
Maturing in less than 1 year	–	(15.0)
	–	**(15.0)**

Foreign Currency Risks

The Company is exposed to foreign currency exchange risks in the following areas:

- transaction risks: associated with existing and expected sale and purchase transactions but also debts and receivables related to these transactions;
- translation risks of foreign investments (including results); and
- translation of debt denominated in currencies other than the relevant companies' functional currency.

In order to keep the currency risk at an acceptable level, the Company uses financial instruments (swaps and forward exchange contracts) to hedge the foreign currency risk. Foreign currency risks related to foreign investments are not hedged. The open foreign currency exchange contracts as at December 31, 2006 and 2005 are as follows:

Contract Amounts

Swap Contracts

		31.12.2006		31.12.2005	
(in millions of USD)	Maturing	in 1 year	between 1 to 2 years	in 1 year	between 1 to 2 years
Buy/Sell					
CHF/GBP		48.4	–	–	–
CHF/USD		151.9	–	–	–
CHF/EUR		–	–	40.6	–
EUR/GBP		13.4	–	–	–
EUR/USD		193.3	–	15.5	–
USD/GBP		–	–	1.1	–
USD/EUR		–	–	58.0	–
GBP/EUR		–	–	8.5	–
CZK/EUR		1.5	–	–	–
Total Buy		**408.5**	**–**	**123.7**	**–**

(in millions of USD) Maturing	31.12.2006 in 1 year	31.12.2006 between 1 to 2 years	31.12.2005 in 1 year	31.12.2005 between 1 to 2 years
Sell /Buy				
EUR/CHF	(632.2)	–	–	–
EUR/CZK	–	–	(0.7)	–
USD/CHF	(69.8)	–	–	–
USD/EUR	(11.9)	–	–	–
GBP/CHF	(26.7)	–	–	–
GBP/EUR	(13.7)	–	(22.0)	–
GBP/USD	(20.2)	–	(1.8)	–
Total Sell	**(774.5)**	**–**	**(24.5)**	**–**
Total contract amounts net	**(366.0)**	**–**	**99.2**	**–**

Contract Amounts

Forward Contracts

(in millions of USD) Maturing	31.12.2006 in 1 year	31.12.2006 between 1 to 2 years	31.12.2005 in 1 year	31.12.2005 between 1 to 2 years
Buy/Sell				
CHF/USD	31.9	–	79.1	31.9
CHF/EUR	–	–	0.4	–
EUR/USD	16.9	–	95.8	21.2
USD/CHF	29.0	–	27.0	–
USD/CZK	17.0	–	12.4	–
USD/EUR	4.8	–	14.0	–
GBP/USD	19.2	–	48.1	19.2
Total Buy	**118.8**	**–**	**276.8**	**72.3**
Sell/Buy				
EUR/CHF	(10.5)	–	–	–
EUR/USD	(1.3)	–	–	–
USD/CHF	(12.0)	–	(35.0)	–
USD/EUR	(150.0)	(62.5)	–	–
USD/GBP	–	–	(21.0)	–
USD/CZK	(6.1)	–	–	–
GBP/USD	(74.8)	–	(91.2)	–
GBP/EUR	–	–	(7.7)	–
Total Sell	**(254.7)**	**(62.5)**	**(154.9)**	**–**
Total contract amounts net	**(135.9)**	**(62.5)**	**121.9**	**72.3**

Interest Rate Risks

The Company can be exposed to interest rate risk mainly through interest-bearing net debt. The Company's interest rate risk management aims to reduce the volatility of interest costs in the Income Statement. As of December 31, 2006 only cash and short-term deposits were exposed to interest rate risks (see Note 9). As of December 31, 2005 the only balances exposed to interest rate risks was cash and short-term deposits (see Note 9) and short- and long-term debts (see Note 17).

Credit Risk

The Company limits the risk of bad debts by obtaining bank securities such as bank guarantees or letters of credit, taking credit insurance, and assessing the creditworthiness of the parties with which it trades. The Company's trade debtor portfolio principally consists of large and financially strong players in world markets, including the major oil companies.

Other Insurable Risks

To manage its larger business risks – including property risks, marine cargo, loss of profits, losses and liability – the Company maintains comprehensive Company-wide insurance coverage. Damages as a consequence of business interruption are included in the insurance coverage for the refinery operations of Teesside, Cressier and BRC.

Other Financial Instruments

Other financial instruments in the balance sheet are cash and short-term deposits, trade receivables, short- and long-term loans and payables. The nominal value of these instruments approximates fair value.

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments that are included in the Consolidated Financial Statements.

Fair Values

(in millions of USD)	2006 Carrying amount	2006 Fair value	2005 Carrying amount	2005 Fair value
Financial assets				
Trade receivables, net	546.9	546.9	436.9	436.9
Financial assets available for sale	2.2	2.2	1.8	1.8
Other financial assets	19.1	19.1	–	–
Other receivables and prepayments	193.9	193.9	111.4	111.4
Derivative financial instruments				
Refining margin and freight hedges	151.7	151.7	53.1	53.1
Crude oil and product hedges	66.2	66.2	202.8	202.8
Foreign exchange hedges	21.1	21.1	1.2	1.2
Total derivative financial instruments	**239.0**	**239.0**	**257.1**	**257.1**
Cash and short-term deposits	91.6	91.6	65.9	65.9
Financial liabilities				
Interest-bearing loans and borrowings	–	–	555.3	555.3
Finance lease commitments	33.3	33.3	29.2	29.2
Trade payables	567.9	567.9	649.0	649.0
Derivative financial instruments				
Refining margin and freight hedges	54.0	54.0	81.5	81.5
Crude oil and product hedges	196.2	196.2	364.9	364.9
Foreign exchange hedges	9.9	9.9	9.6	9.6
Total derivative financial instruments	**260.1**	**260.1**	**456.0**	**456.0**

Market values or recent at arm's length transactions have been used to determine the fair values of the derivative financial instruments. Therefore, the carrying amount equals to the fair value of these items.

29 Related Parties

The Company had a related party relationship with its major shareholder RIVR Holding B.V., its subsidiaries, its associated companies, other investments, and its key management personnel.

All related party transactions between the Company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Commercial Transactions

During the year, Petroplus entered into the following commercial transactions with related parties that are not subsidiaries of the Company:

(in millions of USD)	Sales of goods 2006	Sales of goods 2005	Purchases of goods 2006	Purchases of goods 2005	Other transactions 2006	Other transactions 2005	Amounts owed by related parties December 31, 2006	Amounts owed by related parties December 31, 2005	Amounts owed to related parties December 31, 2006	Amounts owed to related parties December 31, 2005
Associates										
Dragon LNG Group Ltd, GB	–	–	–	–	–	–	58.4	63.7	–	–
Sempachtank AG	–	–	–	–	0.1	–	–	–	–	–
RBE-Rheinische Bio Ester GmbH & Co. KG	–	0.8	–	–	–	–	0.5	0.8	–	–
S.A. du Pipeline a Prod. Petroliers Terr. G.	–	–	0.6	0.9	–	–	–	–	–	–
Pflichtlagergesellschaft für Mineralöle	2.3	2.9	–	–	–	–	0.2	0.2	–	–
Société Génevoise des Pétroles SA	–	–	0.1	0.2	0.5	0.4	2.1	2.2	0.1	–
	2.3	**3.7**	**0.7**	**1.1**	**0.6**	**0.4**	**61.2**	**66.9**	**0.1**	**–**

Sales to and purchases from related parties are made at normal market prices or set at transfer prices based on the current intercompany set pricing structures. Outstanding balances at year-end are unsecured and interest free and settlement typically occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Additionally, no provisions have been made for doubtful debts relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions with RIVR Holding B.V. and its Subsidiaries
As of August 21, 2006, Petroplus International B.V. had a note receivable in the amount of USD 224.5 millions including principal and interest thereunder to RIVR Holding B.V. The loan was repaid back on December 8, 2006. The interest paid on this loan was USD 3.7 millions. The sale of non-core companies to subsidiaries of RIVR Holding B.V. (RIVR Divestment B.V. and 4Gas group) are disclosed in Note 7.

Compensation of Key Management Personnel
From 2005 until May 2006 the board and executive management of RIVR was considered the Company's key management personnel. The executive management of RIVR counted four members and the board seven members. The management of RIVR resigned by the time the new management was appointed in May 2006. At the end of 2006, the new key management personnel of the Company comprised of fourteen members. There were nine non-executive members of the Board of Directors, Mr. Thomas O'Malley as the Chairman of the Board of Directors and Chief Executive Officer as well as four executive members of the Senior Management.

The compensation for key management personnel as described above was as follows:

(in millions of USD)	2006	2005
Short term employee benefits	8.2	13.1
Post-employment benefits	0.2	0.3
Other long-term benefits	–	–
Termination benefits	3.2	–
Share-based payments	–	–
Total compensation of key management personnel	**11.6**	**13.4**

The compensation of key management personnel is determined by the Compensation Committee having regard to the performance of the individual and market trends.

30 Acquisitions

Acquisition of RIVR Acquisition B.V. in 2006

On August 21, 2006, Petroplus Holding AG (formerly Argus Atlantic Energy Limited, Bermuda), acquired the entire share capital of RIVR, by means of a share-for-share exchange. RIVR Holding B.V., the sole shareholder of RIVR, received 38,118,150 registered shares in the Company in direct proportion to its shareholding in RIVR. In accordance with IFRS 3 Business Combinations, this transaction has been treated as a reverse acquisition. In a reverse acquisition, the cost of the business combination shall be allocated by measuring the identifiable assets, liabilities and contingent liabilities of the legal parent.

The balance sheet of the legal parent, Petroplus Holdings AG, as per the date of transaction consisted primarily of USD 31.1 million of cash, investments in subsidiaries, other current assets, and share capital in the corresponding amount. The purchase price consideration has been allocated as follows:

Purchase Consideration

(in millions of USD)	
Purchase price	31.1
Total purchase consideration	**31.1**

Purchase price allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash	31.1	31.1
Net assets acquired	**31.1**	**31.1**

Total purchase consideration paid in cash[1)]	–
Cash acquired	(31.1)
Net cash inflow from transaction	**(31.1)**

1) The purchase price was paid through the issuance of shares of Petroplus Holdings AG.

In accordance with IFRS 3 *Business Combinations*, the Consolidated Financial Statements of Petroplus in this reverse acquisition are a continuation of those of RIVR immediately before the business combination. Due to the fact that Petroplus Holdings AG was a dormant company until the date of the reverse acquisition, revenue and income would not change if the reverse acquisition had occurred on January 1, 2006.

Acquisition of European Petroleum Holdings N.V. in 2006

On May 31, 2006, the Company acquired 100% of the voting shares of EPH. The purchase price was USD 506.8 million, plus acquisition fees of USD 4.4 million. The Company has performed a preliminary purchase price allocation as of May 31, 2006 and as of this date no intangible assets or goodwill were identified. Once the valuation has been finalized, the Company will adjust the purchase price allocation if necessary. See below for the purchase consideration and the preliminary purchase price allocation.

Purchase Consideration

(in millions of USD)	
Purchase price	506.8
Fees	4.4
Total purchase consideration	**511.2**

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	82.0	82.0
Inventories	294.3	294.3
Trade receivables	156.4	156.4
Property, plant and equipment	165.0	521.4
Other assets	18.9	18.9
Total assets	**716.6**	**1,073.0**
Liabilities acquired		
Interest-bearing loans	209.9	209.9
Provisions and accruals	32.2	32.2
Deferred tax liabilities	0.4	107.3
Trade payables	200.5	200.5
Other liabilities	11.9	11.9
Total liabilities	454.9	561.8
Net assets acquired	**261.7**	**511.2**

Total purchase consideration	511.2
Cash acquired	(82.0)
Net cash outflow from transaction	**429.2**

Since May 31, 2006, EPH contributed USD 46.0 million of net income to the Company for the year ended December 31, 2006.

If the Company had acquired EPH as of January 1, 2006, the total Company's revenues for the twelve months ended December 31, 2006 would have been approximately USD 1.3 billion higher. Additionally, the consolidated net income would have been approximately USD 490.5 million, or USD 47.0 million higher than the amounts shown in the Consolidated Income Statement.

Acquisition of Petroplus International B.V. in 2005

On March 17, 2005, RIVR Acquisition B.V. acquired Petroplus International B.V. ("PPI") and its subsidiaries. During the tender and post-tender acceptance period of the public offer, the majority of the shares of PPI were acquired. The remainder was acquired through a squeeze-out procedure. PPI was delisted from the Euronext exchange in Amsterdam, The Netherlands, on April 19, 2005. As from March 31, 2005, the operating results of PPI are included in the Consolidated Income Statement. The total purchase price amounted to USD 372.3 million.

Purchase Consideration

(in millions of USD)	
Purchase price	364.0
Fees	8.3
Total purchase consideration	**372.3**

Purchase Price Allocation

(in millions of USD)	Carrying amount	Fair value
Assets acquired		
Cash and short-term deposits	117.2	117.2
Inventories	349.9	509.2
Trade receivables	625.0	625.0
Property, plant and equipment	548.8	789.0
Intangible assets	33.2	6.1
Other assets	190.7	202.6
Total assets	**1,864.8**	**2,249.1**
Liabilities acquired		
Interest-bearing loans	522.2	551.8
Provisions and accruals	34.7	58.9
Deferred tax liabilities	–	27.4
Derivative financial instruments	–	227.3
Trade payables	653.0	653.0
Other liabilities	358.1	358.1
Total liabilities	**1,568.0**	**1,876.5**
Net assets acquired	**296.8**	**372.6**
Excess of net assets acquired over costs[1]		(0.3)
Total purchase consideration		372.3
Cash acquired		(117.2)
Net cash outflow from transaction		**255.1**

[1] The excess of net assets at fair value over costs has been recorded in the Income Statement.

Since March 31, 2005, PPI has contributed USD 10.3 million of net income to RIVR for the year ended December 31, 2005.

If RIVR had acquired PPI as of January 1, 2005, the total revenues for the twelve month ended December 31, 2005 would have been approximately USD 1.7 billion higher and its consolidated net income would have been approximately USD 2.3 million, or USD 3.9 million, higher than shown in the Consolidated Income Statement.

31 Disposals of Subsidiaries

Details pertaining to disposals in 2006 and 2005 are presented below. Further information is also disclosed in Notes 7 and 8.

(in millions of USD)	2006	2005
Disposal Consideration	610.0	26.5
Book value of net assets sold		
Current assets	552.4	–
Non-current assets	232.3	–
Current liabilities	461.1	–
Non-current liabilities	83.1	–
Net assets disposed of	**240.5**	**–**
Less results of operations for the period	**20.2**	**14.0**
Gain on disposal	**349.3**	**12.5**

Net Cash Inflow on Disposal

Total disposal consideration	610.0	26.5
Plus cash received from prior year disposals	10.4	–
Plus net income from operations, before depreciation	20.2	22.4
Less cash payments not yet received	(13.8)	(10.4)
Less: cash and cash equivalent balances disposed of	(28.1)	–
Net cash inflow on disposal	**598.7**	**38.5**

Details of Gain/(Loss) from Disposals

(in millions of USD)	2006	2005
4Gas B.V.	279.6	–
Frisol/Oxyde	15.9	–
Milford Haven Tankstorage	83.8	–
Tankstorage facilities	(26.7)	–
UK Cards Business	–	7.7
Others	(3.3)	4.8
Total gain/(loss) from disposals	**349.3**	**12.5**

The cash flow details for the discontinued operations have not been presented, as such information is unavailable and would require significant assumptions on behalf of the Company.

32 Subsidiaries

Subsidiary		Share capital (in millions local currency)	2006	2005
Switzerland				
Oléduc du Jura Neuchâtelois S.A., Cornaux	CHF	1.000	80.0%	80.0%
Petroplus Marketing AG, Zug	CHF	15.000	100.0%	100.0%
Petroplus Refining Cressier SA, Cressier	CHF	5.000	100.0%	100.0%
Petroplus Switzerland, Zug	CHF	25.000	100.0%	100.0%
Petroplus Tankstorage AG, Zug	CHF	5.000	100.0%	100.0%
Petrotrade B.V. (branch office), Zug[2)]		–	100.0%	–
Sociéte Immobiliere Les Planches Vallier SA, Cressier	CHF	0.050	100.0%	100.0%
Belgium				
Antol N.V., Lier[2)]	EUR	1.180	100.0%	–
Belgian Refining Corporation N.V., Antwerp[2)]	EUR	29.650	100.0%	–
European Petroleum (EP) Plant N.V., Antwerp[2)]	EUR	0.186	100.0%	–
Jely BVBA, Lier[2)]	EUR	0.200	100.0%	–
Petrobel N.V., Kontich[2)]	EUR	0.372	100.0%	–
Petroplus Refining Antwerp Bitumen N.V. , Antwerp	EUR	14.018	100.0%	100.0%
Petroplus Refining Antwerp N.V., Antwerp	EUR	21.890	100.0%	100.0%
Universal Holding N.V., Antwerp	EUR	8.205	100.0%	100.0%
Cyprus				
Rivermill Investments Ltd., Nicosia	EUR	0.002	99.9%	70.0%
Czech Republic				
Marimpex Prague (branch office), Prague		–	100.0%	100.0%
Petroplus Czech Republic s.r.o., Prague	CZK	31.000	100.0%	100.0%
France				
Marimpex France SA (in liquidation)	EUR	0.015	100.0%	100.0%
SKI Patricipations SA, Villeneuve d'Ascq	EUR	0.045	100.0%	100.0%
Societe Francaise du Pipeline du Jura, Paris	EUR	3.114	100.0%	100.0%

Subsidiary	Share capital (in millions local currency)		2006	2005
Germany				
Marimpex Mineralöl Handelsgesellschaft mbH, Hamburg	EUR	6.647	100.0%	100.0%
Petroplus Immobilien Dortmund GmbH, Dortmund[1]	EUR	–	–	100.0%
Petroplus Mineralölprodukte Deutschland GmbH, Plochingen	EUR	2.338	100.0%	100.0%
Petroplus Tankanlagen Dortmund GmbH, Dortmund[1]	EUR	–	–	100.0%
Petroplus Tankstorage Neuss GmbH, Neuss[1]	EUR	–	–	100.0%
Petroplus Tankstorage Plochingen GmbH, Plochingen[1]	EUR	–	–	100.0%
Petroplus Tankstorage Salzgitter GmbH, Salzgitter[1]	EUR	–	–	100.0%
The Netherlands				
European Petroleum Corporation (EPC) B.V., Rotterdam[2]	EUR	27.221	100.0%	–
European Petroleum Trading (EPT) B.V., Rotterdam[2]	EUR	0.018	100.0%	–
Frisol B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
LionGas B.V., Rotterdam[1]	EUR	–	–	100.0%
Oxyde Chemicals B.V., Amstelveen[1]	EUR	–	–	100.0%
Petroplus Antwerpen II B.V., Rotterdam	EUR	0.018	100.0%	100.0%
Petroplus Bunkering International B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Petroplus Financial Services B.V., Rotterdam	EUR	0.454	100.0%	100.0%
Petroplus Holdings B.V., Rotterdam	EUR	0.113	100.0%	100.0%
Petroplus Properties Vlissingen I B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus Properties Vlissingen II B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus International B.V., Rotterdam	EUR	1.235	100.0%	100.0%
Petroplus Shipping B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Petroplus Tankstorage Dordrecht B.V., Dordrecht[1]	EUR	–	–	100.0%
Petroplus Tankstorage International B.V., Rotterdam[1]	EUR	–	–	100.0%
Petroplus Tankstorage Vlissingen B.V., Vlissingen[1]	EUR	–	–	100.0%
Petrotrade B.V., Rotterdam[2]	EUR	0.100	100.0%	–
PRW Holding B.V., Zwijnendrecht[1]	EUR	–	–	100.0%
Qlear B.V., Zwijndrecht[1]	EUR	–	–	77.5%
RIVR Acquisition B.V., Rotterdam	EUR	2.422	100.0%	100.0%
4Gas B.V., Rotterdam[1]	EUR	–	–	100.0%
The Netherlands Antilles				
European Petroleum Holdings N.V., Curaçao[2]	USD	48.961	100.0%	–
Petrotrade N.V., Curaçao[2]	USD	0.010	100.0%	–
United Kingdom				
Petroplus Marketing Ltd., Teesside, Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Refining and Marketing Ltd., London	GBP	18.390	100.0%	100.0%
Petroplus Refining Teesside Ltd., Stockton On Tees	GBP	0.010	100.0%	100.0%
Petroplus Tankstorage Milford Haven Ltd., Milford Haven[1]	GBP	–	–	100.0%

[1] Sold in 2006 (classified as a non-core entity) – see Note 31 for further information
[2] Acquired in May 2006 – see Note 30 for further information

Investments in associates	Share capital (in millions local currency)		2006	2005
Switzerland				
Pflichtlagergesellschaft für Mineralöle, Zug	CHF	1.000	35.0%	35.0%
SOGEP Société Genevoise des Pétroles, Vernier	CHF	0.100	32.0%	32.0%
Sempachtank AG, Neuenkirch	CHF	0.015	22.0%	–

Investments available for sale	Share capital (in millions local currency)		2006	2005
Germany				
RBE-Reihnische Bio Ester GbmH & Co. KG, Neuss	EUR	8.000	15.0%	15.0%
Switzerland				
SAPPRO SA (Société du Pipeline à produits pétroliers sur territoire genevois), Vernier	CHF	0.950	15.6%	15.6%

None of the subsidiaries listed above are quoted on SWX Swiss Exchange or any other stock exchange.

33 Explanation of Transition to IFRS

As described in Note 2 in the paragraph 'Basis of preparation', these Financial Statements are the Company's first Consolidated Financial Statements prepared in accordance with IFRS. For financial years ending prior to December 31, 2005, the Company applied Dutch GAAP as the appropriate accounting standard to the consolidated Financial Statements.

The accounting policies set out in Note 2 have been applied in preparing the Financial Statements for the year ended December 31, 2006, the comparative information presented in these Financial Statements for the year ended December 31, 2005 and in the preparation of an opening IFRS balance sheet at January 1, 2005 (the Company's date of transition).

The Company has applied IFRS 1 *First-time adoption of International Financial Reporting Standards*. In accordance with IFRS 1, the Company is required to use consistent accounting policies from its opening balance sheet, which is January 1, 2005, and throughout all periods presented in its first IFRS Financial Statements, with the last period being the year ended December 31, 2006. Those accounting policies comply with IFRS as effective at the reporting date for its first IFRS Financial Statements. Those accounting policies are applied fully retrospectively and the transitional rules of the respective Standards itself are not applicable to a first-time adopter. The Company has chosen to apply the following exemptions available under IFRS 1;

- no retroactive restatement of business combinations that occurred before January 1, 2005;
- assumption of cumulative translation differences for all foreign operations to be zero at January 1, 2005;
- recognition of all cumulative actuarial gains and losses at January 1, 2005 and to subsequently use the corridor approach for actuarial gains and losses;
- application of IFRS 2 *Share-based Payments*, to equity instruments granted after November 7, 2002 that had not yet vested at January 1, 2005;
- utilization of the transitional provisions of IFRIC 4 *Determining whether an Arrangement contains a Lease* was applied as of January 1, 2005.

Reconciliation of Equity

(in millions of USD)	January 1, 2005 Dutch GAAP	Effect of transition	IFRS	Notes	Dezember 31, 2005 Dutch GAAP	Effect of transition	IFRS
Current assets							
Cash and short-term deposits	–	–	–	a	89.9	(24.0)	65.9
Trade receivables, net	–	–	–	a	646.5	(209.6)	436.9
Derivative financial instruments	–	–	–	a, e, f, m	–	257.1	257.1
Other receivables and prepayments	–	–	–	a, d, f, j, k, m	185.7	(74.3)	111.4
Inventories	–	–	–	a, c, d, e	527.0	(47.1)	479.9
Current tax assets	–	–	–		0.8	–	0.8
Assets classified as held for sale	–	–	–	a	–	580.8	580.8
Total current assets	–	–	–		**1,449.9**	**482.9**	**1,932.8**
Non-current assets							
Intangible assets	–	–	–	a, m	24.3	(24.3)	–
Property, plant and equipment	–	–	–	a, l, m	508.7	0.8	509.5
Investments in associates	–	–	–	a, b	7.8	(7.5)	0.3
Financial assets available for sale	–	–	–	b	–	1.8	1.8
Deferred tax assets	–	–	–	c, h	–	7.8	7.8
Total non-current assets	–	–	–		**540.8**	**(21.4)**	**519.4**
Total assets	–	–	–		**1,990.7**	**461.5**	**2,452.2**
Current liabilities							
Interest-bearing loans and borrowings	–	–	–	a, l, m	309.7	(166.1)	143.6
Finance lease committments				m	–	1.4	1.4
Trade payables	–	–	–	a	793.7	(144.7)	649.0
Income tax liability	–	–	–	m	6.4	(0.9)	5.5
Derivative financial instruments	–	–	–	a, e, f, m	–	456.0	456.0
Other payables and accrued expenses	–	–	–	a, f, g, m	340.5	(18.5)	322.0
Liabilities classified as held for sale	–	–	–	a	–	345.5	345.5
Total current liabilities	–	–	–		**1,450.3**	**472.7**	**1,923.0**
Non-current liabilities							
Interest-bearing loans and borrowings	–	–	–	k, l, m	419.5	(7.9)	411.6
Finance lease committments				m	–	27.8	27.8
Retirement benefit obligation	–	–	–	g	–	22.5	22.5
Deferred tax liabilities	–	–	–	a, c, h, m	–	35.3	35.3
Provisions	–	–	–	a, f, g, i, h, m	40.7	(38.5)	2.2
Total non-current liabilities	–	–	–		**460.2**	**39.2**	**499.4**
Total liabilities	–	–	–		**1,910.5**	**511.9**	**2,422.4**
Shareholders' equity							
Equity attributable to shareholders of the parent	–	–	–	n	79.3	(50.4)	28.9
Minority shares	–	–	–		0.9	–	0.9
Total shareholders' equity	–	–	–		**80.2**	**(50.4)**	**29.8**
Total liabilities and shareholders' equity	–	–	–		**1,990.7**	**461.5**	**2,452.2**

Notes to the Reconciliation of Equity from Dutch GAAP to IFRS

a) Under Dutch GAAP assets and liabilities intended to be sold are not separated from the assets used for continuing operations. Under IFRS these assets and liabilities attributable to our non-core businesses are classified as "held for sale" at December 31, 2005 and are reclassified from the respective account balance to the separate line items "assets held for sale" and "liabilities held for sale".

b) Under Dutch GAAP, all equity investments, even those for who the Company did not have significant influence were categorized as investments in associates on the balance sheet. Under IFRS, investments for which the Company does not have significant influence are to be classified separately on the balance sheet as financial assets available for sale. Additionally changes in the fair value of these investments held for sale are recognized directly to equity unless it is an impairment loss which is recorded directly to the Income Statement. The effect is to increase financial assets available for sale by USD 1.8 million and to decrease investments in associates by USD 1.8 million at December 31, 2006.

c) Under Dutch GAAP, cost of inventories were valued at lower of cost or net realizable value ("NRV") on a FIFO-basis, with the exception of inventories which economic risks have been transferred (either by physical sale/purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, the Company adopted the policy to value all inventory at FIFO. The effect is to increase inventories by USD 19.8 million, decrease equity by USD 16.6 million, increase the deferred tax assets by USD 1.7 and decrease the deferred tax liabilities by USD 1.5 million at December 31, 2005.

d) Under Dutch GAAP, compulsory stock was included in inventories. Under IFRS and based on the assessment of the legal risks and control compulsory stock has been reclassified to other receivables and prepayments. The effect is to increase other receivables by USD 21.1 million and reduce inventory by USD 21.1 million at December 31, 2005.

e) Under Dutch GAAP, product hedges are netted with the inventory. Under IFRS the fair values of these product hedges are shown gross as financial derivatives assets and liabilities. The effect on the balance sheet is an increase of derivative financial instruments assets of USD 228.3 million and liabilities of USD 375.3 million as well as an increase in inventories of USD 147.0 million.

f) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the Consolidated Financial Statements. The measurement of these derivatives at fair value has increased derivative financial instruments (assets) by USD 14.0 million, derivative financial instruments (liabilities) increased by USD 12.3 million, other payables and accrued expenses increased by USD 0.8 million, other receivables and provisions decreased by USD 14.6 million and USD 1.7 million and shareholders' equity decreased by USD 12.1 million at December 31, 2005.

g) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS, the Company has presented the pension obligations separately on the balance sheet which resulted in a reclassification from provisions to employee benefits of USD 12.3 million at December 31, 2005. In accordance with IFRS, the Company recognized at the acquisition of PPI the present value of the benefit obligation less the fair value of the plan assets and less the past service costs that will be recognized in future periods, this amounted to USD 22.5 million for the defined benefit plans. The effect is to increase employee benefits by USD 10.2 million and to decrease equity by USD 10.2 million at December 31, 2005.

h) Under Dutch GAAP, deferred tax was recognized net under provisions. Under IFRS, the Company is presenting deferred tax assets and liabilities. The effect is to increase deferred tax liabilities by USD 13.2 million and deferred tax assets USD 6.1 million and to decrease provision by USD 7.1 million at December

31, 2005. Further changes have been made to the deferred taxes in conjunction with other IFRS adjustments, they are noted in each explanation.

i) Under Dutch GAAP, provisions for contingencies are stated on an undiscounted basis and provisions also include deferred taxes and employee benefits. Under IFRS, a provision is discounted when the financial effect of time is significant and the date of the expense to clear the relevant obligation can be reasonably determined. The effect is to decrease provisions by USD 0.6 million and increase shareholders' equity by USD 0.6 million at December 31, 2005.

j) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to decrease other receivables by USD 20.9 million and decrease shareholders' equity by USD 20.9 million at December 31, 2005.

k) Under Dutch GAAP the capitalized costs to finance the senior debts are presented under other receivables. Under IFRS this cost is netted with the outstanding liability. The effect is to decrease other receivables by USD 35.7 million and decrease interest bearing loans and borrowings by USD 35.7 million at December 31, 2005.

l) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. The effect is to increase property, plant and equipment by USD 28.5 million, increase financial lease commitments (current and non-current) by USD 29.1 million and decrease shareholders' equity by USD 0.6 million at December 31, 2005.

m) Under Dutch GAAP, the carrying amounts of assets and liabilities of PPI were used at the date of the acquisition for purchase accounting. Under IFRS the fair values of the assets and liabilities are revalued at the date of the acquisition and some of the positions are reclassed to meet the requirements of IFRS. The revaluation and reclassification led to an increase of current assets of USD 22.4 million, an increase in non-current assets of USD 103.8 million, an increase in current liabilities of USD 77.7 million, an increase in non-current liabilities of USD 39.2 million and an increase in shareholders' equity of USD 9.3 million at December 31, 2005.

n) The effect of the above adjustments on shareholders' equity is as follows:

(in millions of USD)	Notes	January 1 2005	December 31 2005
Inventories	c	–	(16.6)
Derivative financial instruments	f	–	(12.1)
Employee benefits	g	–	(10.2)
Capitalized refinancing expenses	j	–	(20.9)
Purchase price allocation	m	–	9.3
Other miscellaneous	i, k	–	0.1
Total adjustment to equity		**–**	**(50.4)**

Reconciliation of Profit for 2005

(in millions of USD)	Notes	Dutch GAAP	Effect of transition	IFRS
Revenue	o, t	6,535.3	(2,347.0)	4,188.3
Other income	t	14.2	(14.2)	–
Materials cost	o, p, q, r, t	(6,242.3)	2,265.0	(3,977.3)
Personnel expenses	v, w, t	(86.7)	30.6	(56.1)
Refinery operating expenses	t	(82.0)	15.5	(66.5)
Depreciation and amortization	r, t	(50.1)	11.1	(39.0)
Other administrative expenses	t	(26.5)	13.5	(13.0)
Operating profit		**61.9**	**(25.5)**	**36.4**
Financial income	t	5.4	(2.1)	3.3
Financial expenses	r, s, t, x	(19.6)	(34.9)	(54.5)
Foreign currency exchange losses	t	(6.7)	3.7	(3.0)
Share of income from associates	t	5.4	(5.4)	–
Profit/(loss) before income taxes		**46.4**	**(64.2)**	**(17.8)**
Income taxes	p, q, r, u	(10.4)	0.1	(10.3)
Net income/(loss) from continuing operations		**36.0**	**(64.1)**	**(28.1)**
Gain from discontinued operations, net of tax	t	–	26.5	26.5
Net income/(loss)		**36.0**	**(37.6)**	**(1.6)**
Net income/(loss) attributable to:				
Shareholders of the parent		34.9	(37.6)	(2.7)
Minority interests		1.1	–	1.1
Net income/(loss)		**36.0**	**(37.6)**	**(1.6)**

Notes to the Reconciliation of Profit 2005 from Dutch GAAP to IFRS

o) Under Dutch GAAP, sales of crude oil were included in revenue. Under IFRS, the sale of crude oil has been included in materials cost. The effect is to decrease revenues by USD 68.5 million and decrease materials cost by USD 68.5 million for the year ended December 31, 2005.

p) Under Dutch GAAP, cost of inventories were valued at lower of cost or NRV (Net realizable value) on a FIFO-basis, with the exception of inventories in which economic risks have been transferred (either by physical sale/ purchase contracts or futures/swaps) and inventories being part of the Minimum Operating Stock (MOS). Those inventories were recognized at the contracted sales value. Under IFRS, either the weighted-average costs or FIFO method is acceptable. The Company adopted the policy to value all inventory at FIFO. The effect is to increase material costs by USD 30.3 million and decrease income tax expense by USD 5.1 million for the year ended December 31, 2005.

q) Under Dutch GAAP, refining margin hedges and unrealized gains and losses relating to forward exchange paper contracts were not recognized in the Financial Statements. Under IFRS, these are considered derivative financial instruments and the Company has decided not to apply hedge accounting, and therefore all unrealized gains and losses at balance sheet date relating to refining margin hedges and forward exchange paper contracts are recognized in the consolidated financial information. The measurement of these derivatives at fair value has increased material costs by USD 64.7 million and increased financial expense by USD 9.1 million for the year ended December 31, 2005.

r) Under Dutch GAAP, the Air Products contract was treated as a long-term purchase commitment. Under IFRS, the contract is considered a finance lease. Additionally, depreciation is further reduced by the reversal of goodwill amortization, see a). The effect is to decrease material cost by USD 3.1 million, net decrease in depreciation by USD 0.3 million, and increase financial expense by USD 1.6 million.

s) Under Dutch GAAP the cost to repurchase the high yield bond could be capitalized and amortized. Under IFRS this cost must be charged to expense as incurred. The effect is to increase financial expense by USD 22.1 million for the year ended December 31, 2005.

t) As at December 31, 2005 all of our entities and investments which were considered to be non-core or outside of the core business of refining and marketing of crude oil and products were reclassified to discontinued operations in accordance with IFRS. The standards require that all operations are classified separately on the Income Statement once certain criteria are met, for Petroplus these criteria were met at December 31, 2005. The non-core entities were disposed of as of December 31, 2006. Both the operational results and the gains/(losses) from the sale of these entities are included in the Gain from discontinued operations line item on the Income Statement.

u) Income taxes have been adjusted for the impacts of the above mentioned IFRS adjustments. The total effects are a decrease in income taxes of USD 0.1 million for the year ended December 31, 2005.

v) Under Dutch GAAP, pension obligations were included in provisions. Under IFRS the pension obligations are revalued, the effect is to decrease personnel expenses by USD 10.5 million for the year ended December 31, 2005.

w) Under Dutch GAAP, stock options were only recognized at the date of exercise. Under IFRS, the Company records the expense of the stock options over the vesting period. As the stock options were repurchased in 2005 and under Dutch GAAP the entire expense was taken at that time. Under IFRS this expense would be recorded over the vesting period of the stock options. The effect is to decrease personnel expenses by USD 2.2 million for the year ended December 31, 2005

x) Under Dutch GAAP the amounts owed to participants associated with the PPES share ownership plan was classified as equity. Under IFRS the amount owed is required to be classified as a liability. In 2005, interest associated with this liability was reserved for and expensed on the Income Statement. This adjustment resulted in an increase in interest expense by USD 13.4 million.

Explanation of Material Adjustments to the Consolidated Cash Flow Statement for 2005

There were no significant changes in the statement of cash flows in the classification between operating, investing and financing activities.

34 Subsequent Events

Acquisition of the Ingolstadt Refinery, Germany

On July 6, 2006, the Company executed a definitive sale and purchase agreement with ExxonMobil CE to acquire NewCo GmbH, a holding company to be created for one of ExxonMobil CE's refineries located in Ingolstadt, Germany, together with associated industrial, wholesale and selected heating oil marketing businesses. The purchase price is approximately USD 425 million, plus the value of net working capital which will be valued at closing.

The Ingolstadt refinery is a catalytic-cracking refinery with a rated crude oil throughout capacity of approximately 110,000 bpd. Major refinery process units include crude distillation units, a catalytic reformer, a naphtha hydrotreater, a kerosene diesel hydrotreater, heating oil hydrotreaters, an FCC unit capable of converting a portion of the residual fuel oil, a sulfur recovery unit with a tail gas recovery system, a hydrogen plant and a complete electrical utility system capable of generating approximately 18MW of power.

Also included in the acquisition is ExxonMobil CE's Bavarian industrial and wholesale business; Esso Bayern, which operates a direct home heating oil business; 6.9 million barrels (1.1 million cubic meters) of crude oil and product tankage; truck-loading and rail-loading facilities; 10% ownership interest in the TAL pipeline system (or, if the required approvals for the transfer of such interests cannot be obtained, contractual arrangements with either TAL or ExxonMobil CE for transportation via the TAL pipeline system); and a depot in Passau, Germany.

The acquisition is expected to close in April 2007.

Acquisition of the Coryton Refinery, United Kingdom

On February 1, 2007, the Company announced its intention to acquire the Coryton refinery, the refinery adjacent bulk terminal and BP's UK bitumen business, located on the Thames Estuary in the United Kingdom from BP PLC.

The Coryton Refinery has a total nameplate crude capacity of approximately 172,000 barrels per day and up to an additional 70,000 barrels per day of other feedstocks, principally straight run fuel oil. The purchase price of USD 1.4 billion (plus hydrocarbons, to be valued at closing) includes the adjacent bulk terminal and BP's UK bitumen business which is closely integrated with the refinery. Coryton is a major refinery in the Southeast of the United Kingdom and is the primary supplier of gasoline, diesel fuel, heating oil and jet fuel in this market. Coryton has a large marine facility for importing crude oil and other feedstocks as well as exporting products. The refinery supplies both Heathrow and Gatwick airports with jet fuel via direct pipelines and has one of the largest road distribution terminals in Europe. Coryton currently produces approximately 40% gasoline, 40% middle distillates with the remainder of production being LPGs, fuel oil and bitumen. The refinery currently employs in the region of 540 staff and numerous contractors.

Subject to the review and approval from regulatory authorities, the transaction is expected to close in the first half of 2007.

Major Shareholder

As of February 12, 2007 RIVR Holding B.V. has notified Petroplus that it has completed the sale of its remaining 12.8 million shares, or 21% stake, of Petroplus.

35 Authorization of Consolidated Financial Statements

These Consolidated Financial Statements have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

ERNST & YOUNG

Ernst & Young Ltd
Bleicherweg? Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of
Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the group auditors

As group auditors, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes / pages 73-130) of Petroplus Holdings AG for the year ended December 31, 2006.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund	Reto Hofer
Certified Public Accountant (in charge of the audit)	Swiss Certified Accountant

Statutory Financial Statement

Income Statement of Petroplus Holdings AG for the period from February 20, 2006 to December 31, 2006

(in millions of CHF)	2006
Financial income	14.8
Total income	**14.8**
Administrative expenses	(2.5)
IPO expenses	(53.3)
Other expenses	(0.2)
Financial expenses	(10.4)
Total expenses	**(66.4)**
Loss before taxes	**(51.6)**
Income taxes	–
Loss for the period	**(51.6)**

Balance Sheet of Petroplus Holdings AG at December 31, 2006

(in millions of CHF)	Notes	2006
Current assets		
Cash and short-term deposits		3.9
Other receivables from subsidiaries		1,317.9
Other receivables and prepayments		1.1
Total current assets		**1,322.9**
Non-current assets		
Investments	5	702.1
Total non-current assets		**702.1**
Total assets		**2,025.0**
Current liabilities		
Other payables to subsidiaries		12.4
Other payables to shareholders		2.4
Other payables and accrued expenses		4.8
Derivative financial instruments		12.1
Short-term provision		0.2
Total current liabilities		**31.9**
Total liabilities		**31.9**
Shareholders' equity		
Share capital	3	560.3
Share premium		1,484.4
Loss for the period		(51.6)
Total equity		**1,993.1**
Total liabilities and shareholders' equity		**2,025.0**

Notes to the Statutory Financial Statement 2006

1 General

Petroplus Holdings AG (the "Company" or "Petroplus"), Zug, Switzerland is a publicly traded company listed in the main segment of the Swiss Stock Exchange ("SWX"). The address of its registered office is Petroplus Holdings AG, Industriestrasse 24, 6300 Zug, Switzerland.

Petroplus was initially incorporated on February 20, 2006 under the name of Argus Atlantic Energy Limited in Bermuda. On August 22, 2006, the shareholders of Argus Atlantic Energy Limited resolved to transfer its registered office to Zug, Switzerland and to change its name to Petroplus Holdings AG. On November 30, 2006, the Company was initially listed on the SWX.

2 Accounting Policies

These Statutory Financial Statements of Petroplus comply with the requirements of Swiss law.

Presentation
All amounts included in these Statutory Financial Statements are presented in millions of Swiss Francs ("CHF") except where otherwise indicated.

The amounts presented in the Income Statement reflect the period from February 20, 2006 (the date of incorporation) to December 31, 2006.

Foreign Exchange Rate Differences
Assets and liabilities denominated in foreign currencies are translated into CHF using year-end rates. Transactions during the year which are denominated in foreign currencies are translated at exchange rates effective at the relevant transaction dates. Resulting exchange gains and losses are recognized in the Income Statement with the exception of net unrealized gains which are deferred.

Investments
These are valued at acquisition cost less adjustments for impairment of value.

Derivative Financial Instruments
Derivatives with a market price are recognized as an asset or a liability at the balance sheet date at their market value. Gains and losses are recognized as financial income or financial expenses accordingly.

3 Share Capital of Petroplus Holdings AG

At December 31, 2006, the company had the following issued, authorized and conditional share capital:

	Share Capital in millions of CHF	Number of shares	Nominal value per share in CHF
Issued share capital	560.3	61,036,600	9.18
Authorized share capital	160.4	17,468,300	9.18
Conditional share capital	205.4	22,375,300	9.18

4 Major Shareholders

The following shareholders of Petroplus Holdings AG own more than 5% of the voting rights as at December 31, 2006 according to the requirements of Art. 663c of the Swiss Code of Obligation ("CO"):

Significant Shareholders	Percentage Owned
RIVR Holding B.V., The Netherlands[1)]	21.00%
FMR Corp., United States of America[2)]	6.17%

[1)] RIVR Holding B.V., a registered company in The Netherlands is the former majority shareholder of Petroplus. Prior to the Initial Public Offering on November 30, 2006 RIVR Holding B.V. held 94.50% of the Company's shares.

[2)] FMR Corp, a company located in Boston, USA, is the parent company of Fidelity Management & Research Company, an investment manager for US mutual funds, and Fidelity Management Trust Company, a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. The shareholding was reported to the Company on December 12, 2006.

To the best of the Company's knowledge, no other shareholder holds 5% or more of Petroplus Holdings AG shares at December 31, 2006.

5 Investments

As at December 31, 2006, Petroplus Holdings AG holds direct interests in RIVR Acquisition B.V., The Netherlands (100%) and Argus International Ltd., Bermuda (100%).

6 Contingent Liabilities

The Company is part of a value added tax ("VAT") group and therefore jointly liable to the Swiss Federal Tax Department for the VAT liability of the other members.

7 Authorization of Statutory Financial Statement

These Statutory Financial Statement have been authorized for issue by the Board of Directors on February 28, 2007 and will be recommended for approval at the Annual Shareholders' Meeting on May 9, 2007.

Zug, February 28, 2007

Petroplus Holdings AG
For the Board of Directors:

Thomas D. O'Malley
Chairman of the Board of Directors

Report of the Statutory Auditors

ERNST & YOUNG

Ernst & Young Ltd
Brandschenkestrasse 100
P.O. Box
CH-8022 Zurich

Phone +41 58 286 31 11
Fax +41 58 286 40 20
www.ey.com/ch

To the General Meeting of
Petroplus Holdings AG, Zug

Zurich, March 7, 2007

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes / pages 134-137) of Petroplus Holdings AG for the period from February 20, 2006 (date of incorporation) to December 31, 2006.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric Ohlund
Certified Public Accountant
(in charge of the audit)

Reto Hofer
Swiss Certified Accountant



Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in the annual report.

API gravity	The API gravity illustrates the density of crude oil classified by the American Petroleum Institute. The API gravity is defined as: $\frac{141.5}{\text{Gravity of specific crude oil at 15.6°C}} - 131.5 = \text{API}$ Thus, the higher the API gravity is, the lighter is the crude oil.
ARA	Antwerp-Rotterdam-Amsterdam
Atmospheric distillation	The first step in the refining process in which crude oil is heated and separated into various intermediate products, each having a different boiling point.
Barrel or bbl	Barrel of crude oil, 159 liters by volume.
Bio-diesel	Diesel fuel that contains components derived from renewable raw materials, such as vegetable oils and animal fat.
Bio-fuel	Gasoline or diesel fuel that contains components derived from plants, such as sugar cane, sugar beet, canola and soy.
Bitumen	A residual product of crude oil vacuum distillation, which is primarily used for asphalt coating of roads and roofing materials.
Bonny Light	Nigerian crude oil with API gravity of approximately 36° and sulfur content of 0.2%.
bpd	Barrels per day.
Brass River	West African crude oil with API gravity of approximately 43° and sulfur content of 0.08%.
Brent	A light North Sea crude oil with API gravity of approximately 38° and a sulfur content of 0.4%.
C.I.F.	Cost, insurance and freight. A delivery term that includes the costs as well as freight and insurance charges of the delivery of goods to a named destination as defined in the ICC Incoterms 2000.
CO_2	Carbon dioxide, a significant greenhouse gas.
Complexity	A key industry measure referring to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost effective crude oils, resulting in incremental gross margin opportunities for the refinery.
Condensates	Natural gas liquids used as feedstocks in oil refining.
CPC Blend	Kazakhstan crude oil with API gravity of approximately 43° and sulfur content of 0.59%.
Cracking	The conversion of large hydrocarbon molecules into smaller ones. Cracking is carried out either at high temperatures (thermal cracking), or with the aid of a catalyst and high pressure (catalytic cracking and hydrocracking). The cracking process enables greater quantities of hydrocarbons suitable for gasoline, distillates and other light fractions to be recovered from crude oil.
Crack Spread	A proxy, or a benchmark, for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. For example, 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, assuming that three barrels of a benchmark crude oil are converted, or cracked, into two barrels of gasoline and one barrel of diesel.

Dated Brent	The price for prompt shipments of Brent/Forties/Oseberg crude as reported by price agencies (such as Platts). It is the price benchmark for the vast majority of crude oils sold in Europe, Africa and the Middle East, and one of the most important benchmarks for spot market prices.
Desulfurization or Hydrotreating	A process to remove sulfur from petroleum products.
Distillates	Any of wide range petroleum products produced generally by distillation, the primary refining step in which crude oil is separated into fractions or components. These commonly include diesel, heating oil, jet fuel and kerosene but exclude gasoline and naphtha.
ETBE	Ethyl tertiary butyl ether, a high-octane ethanol based gasoline component reducing the overall environmental impact of gasoline.
Feedstocks	Crude oil and other hydrocarbons used as basic materials in a refining or manufacturing process.
Fluid catalytic cracking or FCC	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Fluid catalytic cracking is accomplished by the use of a catalytic agent, which is continuously regenerated and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feedstocks as well as recycled feedstocks.
F.O.B.	Free on board. A delivery term that means the seller delivers the goods when they pass the ships rail at the named port of shipment (loading-port). The buyer therefore bears all transport cost and risk. As defined in the ICC Incoterms 2000.
Gasoil	A liquid petroleum product with a boiling range temperature of 200°–370°C and an ignition temperature over 55°C that is typically used as a fuel for boilers, furnaces and internal combustion engines. The high sulfur type of gasoil, suitable for use in oil fired heating plants and boilers, is called heating oil, while the low sulfur type, suitable for internal combustion engines, is called diesel. Higher sulfur gasoil is also used as a feedstock in production of ultra low sulfur diesel.
Gasoline	A light liquid petroleum product that is typically used as a fuel for internal combustion engines.
GWh	Gigawatt hour, which equals 1,000 megawatt hours or one million kilowatt hours.
Heating oil	A gasoil with properties that generally make it suitable as a fuel for oil-fired heating and boilers.
Heavy fuel oil	Fuel oil with a distillation range of over 350°C. Heavy fuel oil is used in heat plants, power stations and industrial furnaces.
Heavy sour	Crude oils with a sulfur content greater than 2.0% and API less than 30.
Heavy sweet	Crude oils with a sulfur content less than 0.5% and API less than 30.
Hydrocracking	The conversion and desulfurization process (typically of vacuum gasoil) into lighter products such as diesel that takes place at high pressure and temperature in the presence of hydrogen and a fixed catalyst.
ICC Incoterms 2000	Standardized delivery terms for goods issued by the International Chamber of Commerce, which allocate the costs and liabilities of deliveries between sellers and purchasers of goods.
Light sour	Crude oils with a sulfur content greater than 0.5% and API greater than 30.
Light sweet	Crude oils with a sulfur content less than 0.5% and API greater than 30.
LPG	Liquefied petroleum gas. A gas mixture used for fuel purposes, containing propane, propylene, butane, or butylene as its main components, that has been liquefied to enable it to be transported and stored under pressure.

Lubricants	Fluids used to reduce friction and wear between solid surfaces (typically metals) in relative motion. Lubricants are generally derived from petroleum.
LVN	Light, virgin naphtha, produced during atmospheric distillation.
Medium sour	Crude oils with a sulfur content between 0.5% and 2.0% and API between 30 and 35.
MTBE	Methyl tertiary butyl ether, a high-octane component, and oxygenate, used in the production of low-emission gasoline.
Naphtha	A liquid petroleum product that is typically used as a feedstock for other petrochemical processes, generally in an isomerisation or reformer unit, producing higher octane gasoline components other petrochemical products (such as hydrogen or Benzene). Naphtha is also used as a chemical feedstock.
Natural gas	Any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at normal operating conditions is in a gaseous state.
Netback	Sales price less all delivery costs.
Northwest European crack spread	The crack spread, defined above, using crude and product prices specifically in the Rotterdam refining region. It can be calculated using different methodologies, but theoretically represents the gross margin of a refinery operating in this region. Actual refinery margins will differ based on factors, including actual crudes and refined products processed at a specific refinery. Sometimes referred to as "NWE Margin".
NOx	Nitrogen oxides, which are compounds that are produced in the combustion process and contribute to ground level air pollution such as smog.
OHSAS 18001, OSHA	International standards used to certify occupational health and safety management systems.
Petrochemicals	Many products derived from crude oil refining, such as ethylene, propylene, butylenes and isobutylene, primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.
ppm	Parts per million.
Refinery	A facility used to process crude oil. The basic process unit in a refinery is a crude oil distillation unit, which splits crude oil into various fractions through a process of heating and condensing. Simple, or hydroskimming, refineries normally have crude oil distillation, catalytic reforming, and hydrotreating units. The demand for lighter petroleum products, such as motor gasoline and diesel fuel, has increased the need for more sophisticated processing. Complex refineries have vacuum distillation, catalytic cracking, or hydrocracking units. Cracking units process vacuum oil into gasoline, gasoil, and heavy fuel oil.
Refining margin	The difference, for any particular quantity of crude oil, between the value of all the refined petroleum products a refinery is able to produce from such crude oil minus the cost of the crude oil (including associated costs such as transport, insurance, etc.).
RBOB	Specially produced reformulated gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced. Includes RBOB used to meet requirements of the U.S. reformulated gasoline program.
Reformulated gasoline	An advanced type of motor gasoline formulated to produce lower environmental emissions than conventional gasolines.

Rhine Freight Premium	The Rhine freight premium is a price reflected in the oil products sold within Switzerland. It represents the additional alternative cost to an importer when bringing the same product into the Switzerland area from ARA or Germany along the River Rhine.
Saharan Light	Algerian crude oil with API gravity of approximately 45° and sulfur content of 0.1%.
SO_2	Sulfur dioxide, the combustion product of sulfur, which is formed from the use of fuels containing sulfur.
Solvent	A liquid that is used for diluting or thinning a solution. A liquid that absorbs another liquid, gas, or solid in order to form a homogeneous mixture.
Spot market	A term used to describe the international trade of cargoes or shipments of commodities, in a prompt window, in which goods are sold or purchased on an immediate payment basis.
Sulfur-free fuel	Fuel with a sulfur content less than 10 mg/kg (ppm).
TAME	Tertiary amyl methyl ether.
Thermal conversion	A chemical transformation resulting from an increase in temperature, otherwise known as cracking.
Ton	One ton represents 1,000 kilograms or approximately 2,205 pounds.
ULSD	Ultra low sulfur diesel.
Urals	The Russian benchmark crude oil which is a medium sour crude oil.
Vacuum distillation	A process that follows atmospheric distillation (when the latter is no longer feasible because of the high temperatures) that takes place in vacuum-conditions, made to obtain vacuum gasoil and a heavy vacuum residues.
Vacuum gasoil or VGO	Typically a feedstock for a cracking unit, but can be used as a blendstock in other product pools.
Visbreaking	A process by which the heavy residual oils, typically vacuum residue are subjected to thermal conversion to reduce fuel oil viscosity.

Key Date
Annual General Meeting
for the financial year 2006
May 9, 2007

Contact Information

Registered office
Petroplus Holdings AG
Industriestrasse 24
6300 Zug
Switzerland
Phone +41 58 580 1100
Fax +41 58 580 1191

For further information regarding Petroplus please contact
Petroplus Holdings AG
Investor Relations
Phone +41 58 580 1166
Email ir@petroplus.biz

Petroplus on the Internet
www.petroplusholdings.com

END

Publisher: Petroplus Holdings AG, Zug, Switzerland
Realization: Peter Bütikofer & Company AG, Zürich, Switzerland
Design and production: Tricom AG, Zürich, Switzerland
Print: NZZ Fretz AG, Schlieren, Switzerland